
10011390



Newell Rubbermaid™
Brands That Matter

ANNUAL REPORT 2009

BRAND NWL


...RUBBERMAID CLOSETS...


...CALPHALON...


...PAPER MATE...


...RUBBERMAID FOOD STORAGE...



...LENOX...


...GOODY...


...SHARPIE...


...PARKER...


...GRACO...

...WRITES.....LABELS.....DELIGHTS.....SIZZLES.....ORGANIZES...

.......BRAND NWL.......

...SEALS........PROTECTS.......GROOMS....COOKS.....EDUCATES.......PAINTS....BROWNS...

...MEASURES.....GRIPS.....DRILLS.....COVERS.....CUTS.....CLEANS...



...BERNZOMATIC...



...RUBBERMAID COMMERCIAL...



...CALPHALON ELECTRIC...



...LEVOLOR...



...IRWIN...



...MIMIO...



...DYMO...



...SHUR-LINE...



...TECHNICAL CONCEPTS...

...PRESERVES.....ACCESSORIZES.....DECORATES.....BRUSHES.

.....MATTERS...................

.....DRAWS.....COLORS.....CARVES.......CRADLES.......STORES.......MARKS.......SAVES....

...WIPES.....MONITORS.....SANITIZES.....SKETCHES.....EXPRESSES



MARK D. KETCHUM PRESIDENT AND CHIEF EXECUTIVE OFFICER

The year 2009 was extraordinary in many ways: extraordinary for the depth and breadth of its economic challenges, and extraordinary for the way our employees at Newell Rubbermaid responded to it. Despite the challenges, we delivered what we promised. We achieved our financial goals, we made meaningful progress on the execution of our strategic transformations and we demonstrated that our brands can grow market share in a down economy – all requisites for being the best-in-class company to which we aspire. Our vision to become a global company of *Brands That Matter*™ and great people, known for best-in-class results, is becoming reality. Throughout Newell Rubbermaid today are examples of real transformations that are delivering results. Given our journey of recent years – and the challenging economic hurdles of the last 12 months – I could not be more proud of "Brand NWL."

SOLID PERFORMANCE

We began 2009 in a rapidly declining sales environment on the heels of the global economic meltdown that began in late 2008. Our financial priorities were clear: protect earnings and maximize cash flow, despite pressures from inevitable revenue declines. Even more importantly, we were determined to preserve investments in new product innovation and consumer understanding to keep the momentum we had worked so hard to establish in our strategic brand-building initiatives. Our organization achieved this ambitious agenda and more.

- Normalized earnings grew by 8 percent from $1.21 to $1.31 per share.
- Gross margin expanded by 390 basis points to 36.7 percent of sales, putting us well within reach of our 40 percent gross margin target over the next few years.
- Operating cash flow increased by 33 percent year-over-year to $603 million, restoring our cash generation to pre-recession levels.

An emphasis on working capital discipline, rigorous inventory management and disciplined cost control also contributed significantly to this performance. We eliminated almost $130 million in SG&A expense during the year and preserved a healthy level of brand-building investment as a percentage of sales. The emphasis on maintaining our new product pipeline will serve us especially well as we set our sights on renewed growth in a recovering marketplace.

AN OPTIMIZED PORTFOLIO

The Company's financial and operational achievements in 2009 speak to the tremendous progress made in recent years to achieve best costs through manufacturing and sourcing rationalization, as well as sharing services and best practices. Without these enterprise-wide efficiency and productivity enhancements to support our brands, I would be less upbeat about our progress.

Our 2009 performance also demonstrated the strength of the Newell Rubbermaid brand portfolio. The decision to exit $500 million in sales of low-margin, commoditized product categories in the Office Products and Rubbermaid Consumer businesses was critical to our improved results. We now have a portfolio of core platforms that are responsive to consumer understanding, product innovation and brand marketing. This was demonstrated in 2009 when despite declines ranging from 5 to 25 percent in our end-user markets, about two-thirds of our businesses achieved market share gains.

With a product portfolio centered upon everyday necessities such as food preparation and storage, baby care and hair styling, our Home & Family segment proved to be the most resilient among our businesses in 2009. This segment experienced a low-single-digit decline in core sales for the full year, with a return to core sales growth in the fourth quarter. At the other end of the spectrum, the Tools, Hardware & Commercial Products segment was particularly challenged due to sustained weakness in the housing, industrial and commercial markets. As a result, this segment reported a mid-teens-percentage decrease in core sales. Serving both retail and commercial consumers, the Office Products segment's core sales fell mid-single digits, in line with the overall Company performance. The good news is that all three operating segments showed sequential improvement in sales trends in the fourth quarter, which we believe to be a leading indicator of a return to growth in 2010.

BRAND BUILDING SUCCESS

Though these financial results tell the story of the past year, they do not fully impart the progress that has been made within our business units in recent years and the potential that lies ahead. While work remains, we can increasingly see a distinct cause and effect between brand-building excellence and share gains in our portfolio.

FINANCIAL HIGHLIGHTS
NEWELL RUBBERMAID INC.

($ in millions, except per share amounts)

	2009	2008	2007
Net Sales	$ 5,578	$ 6,471	$ 6,407
Gross margin %	36.7%	32.8%	35.2%
Operating Income, excluding charges[1]	$ 674.9	$ 620.5	$ 826.3
Operating Income %[1]	12.1%	9.6%	12.9%
"Normalized" earnings per share[1]	$ 1.31	$ 1.21	$ 1.81

[1] Please refer to the Reconciliation of Non-GAAP Financial Measures on page 81 for a reconciliation to the most directly comparable GAAP financial measure.

The team at Rubbermaid Food Storage, for example, has done an outstanding job of putting the brand-building process to work. Using consumer research, they identified container and lid organization as the number one unmet need with food storage containers. This insight led to a solution in the form of an innovative new product – Easy Find Lids™. Rubbermaid Food Storage then commercialized the new product by investing in advertising and marketing that resonated with their target consumers. A commercial for Rubbermaid Easy Find Lids™ was rated the most effective TV spot of 2009.

Our Sharpie® brand has a similar story. Innovative new products, such as the Sharpie® pen, and integrated marketing campaigns have propelled Sharpie® from the largest marker brand to the largest writing brand in North America today. The success of the Sharpie® brand reflects the strategy of our Office Products segment to focus its portfolio around four leading global brands – Paper Mate®, Sharpie®, Parker® and Dymo® – in order to leverage supply chain management, product innovation and marketing investments on a global basis. As part of this effort, we are consolidating our regional everyday writing brands under the Paper Mate® brand. We recently unveiled a new logo and will introduce new global packaging later this year.

In our Tools, Hardware & Commercial Products segment, Rubbermaid Commercial Products continues to set the standard in the commercial facilities cleaning and maintenance market. Our 2008 addition of Technical Concepts (TC) to this business has proven to be an excellent example of how strategic acquisitions can enhance our portfolio. As a leading provider of touch-free hygiene, skincare and aircare solutions, TC grew 25 percent in 2009, largely due to heightened demand for its hand sanitizer and hand cleaner dispensing products.

Though the Tools, Hardware & Commercial Products segment continues to battle market cyclicality, our brands are outperforming many peers and gaining market share in key categories and channels. This team worked hard to improve the cost structure, and the segment is now well positioned for sales growth as industrial and construction markets recover.

PRIMED FOR PERFORMANCE

These are but a few of many examples that demonstrate the meaningful progress we have made over the past year despite a challenging economic environment. Newell Rubbermaid is a stronger organization and better competitor for having proven it can deliver under adverse circumstances. Indeed, the Company is in an excellent position to perform well going forward, with a more streamlined cost structure, significantly improved margins and a portfolio responsive to innovation and brand building.

As 2010 begins to unfold, we have seen a degree of stability return to the marketplace. While the rate of recovery will vary across our businesses, we expect a modest level of sales growth this year as we continue to grow share in what is likely to be a flat to slightly positive economy. Consumers are seeking value more than ever, and our emphasis on best costs combined with innovative solutions provides all of our business units with a compelling go-to-market proposition.

In last year's letter to you, I expressed my confidence in our ability to weather the economic crisis and achieve our goals because of my trust and high regard for the men and women of Newell Rubbermaid. This year, I give them all the credit for rising to the challenge and doing an admirable job on behalf of our consumers, customers and shareholders. This team is the essence of Brand NWL, and their potential to create value is just beginning to emerge.

Sincerely,



MARK D. KETCHUM
PRESIDENT AND CHIEF EXECUTIVE OFFICER
APRIL 1, 2010

...............BRAND NWL...

...BRANDS THAT MATTER..................

Just as strong brands leverage their attributes to create value, so too do effective companies. Here is how **BRAND NWL** is creating shareholder value through its portfolio of ***Brands That Matter***™.



UNDERSTANDS

Demand creation begins by understanding consumer needs. Accordingly, our brand portfolio is organized around common end-users and primary decision-makers. The female head of household, for example, is the primary decision-maker for our Home & Family brands. Though the end-user varies greatly across the portfolio, every Newell Rubbermaid brand utilizes proven research techniques to develop proprietary insights into the needs, motivations and value requirements that guide purchasing decisions. This insight leads to the necessary level of consumer-centric understanding that creates a brand that truly matters.



In-depth focus groups with potential consumers are one of the many methods used to gather critical insights and feedback on new products.

With over 500 marketing professionals across the organization, our comprehensive Marketing Excellence training programs cover introductory marketing skills up to senior-level executive education.



Our strategy to sustain profitable growth strikes a balance between investments at the brand level and those across the enterprise. At the brand level, this means funding research and development to understand consumers and create a continuous pipeline of new product innovation. Further, it means training programs designed to build long-term capabilities in marketing at every level across the organization. At the corporate level, we continue to invest in strategic SG&A initiatives, such as our global enterprise resource planning platform, SAP, which is a key enabler of best-in-class business processes across the organization. The SAP implementation will be substantially complete in our North American businesses this year and deployed globally by 2012.

...INVESTS.....

.INNOVATES.....NWL.....INNOVATES.....NWL.....INNOVATES.....NWL.....INNOVATES.....









In the belief that every little bit helps our environment, Paper Mate® has introduced a line of pens and mechanical pencils with a majority of parts that will naturally biodegrade within about a year in soil or in a home compost.





Calphalon's premium line of Unison™ gourmet cookware doubles the value by combining two non-stick surfaces in the same set – one for easy release and one to sear in flavor.

COMING SOON..............
.....MORE INNOVATIONS
........FROM BRAND NWL...







The Dymo® LabelWriter® 450 Twin Turbo label printer (featuring new Dymo Label™ v.8 Software) incorporates in-depth consumer research into labeling habits to improve ease of use, enhance productivity and inspire increased label usage.

Our strategy to sustain top-line growth centers around a simple thesis: apply consumer-driven insights to develop features that lead to innovative products, which retailers will support and consumers will buy. We are investing strategically to fund such efforts, and our success is evident in market share growth across our brand portfolio.





Rubbermaid Lock-its™ extend the Easy Find Lids™ system to feature locking tabs and a built-in gasket to prevent spills and keep food fresh.

The Graco® Blossom™ 4-in1 Seating System is designed to adjust to a child's seating needs as he or she grows from infancy to youth.





......BRAND NWL......

MARKETS

Consumer-driven innovation only drives sales if its beneficial value is communicated to the target end-user. Today, our brands are commercializing new products more effectively than ever. From Calphalon's partnership with leading culinary experts to Rubbermaid Food Storage's award-winning television commercials, we are supporting our brands with smart, memorable advertising and promotion that communicates performance and value.



......BRAND NWL......

MIGRATES

Brands That Matter™ have the power to create growth opportunities by expanding into new product categories. The acquisition of Technical Concepts (TC) expanded the platform of our Rubbermaid Commercial Products global business unit into the $2.5 billion away-from-home washroom market. With heightened concerns about the spread of communicable illnesses such as H1N1, TC's hygiene and skin care platforms are growing rapidly into new markets and new categories.







NORTH AMERICA

For more than 60 years, teutonia has applied Germany's legendary engineering excellence to the design and manufacture of custom-built strollers. In 2007, Newell Rubbermaid acquired the teutonia® brand and has begun to introduce this premium stroller experience to parents and their babies through boutique retail outlets across North America.

LATIN AMERICA

The need for effective food storage *and* an organized kitchen is universal. With this in mind, Rubbermaid Food Storage began test marketing its line of Easy Find Lids™ to consumers in Mexico during 2009. A television campaign, in-store demonstrations and free-standing displays are among the advertising and promotion initiatives to support this geographic expansion.



..EXPANDS...

EMEA

A panel of more than 20,000 French consumers selected the Paper Mate® Flexgrip® Elite™ – "perhaps the world's smoothest pen" – as Product of the Year in 2009. This highly recognized award recognizes product innovation and high value for end-users. It also provides the Paper Mate® brand with value: surveys indicate the award increases visibility among consumers by 84 percent and among retail customers by 94 percent.



ASIA

Lenox entered the fast-growing Chinese market in 2007 and is garnering top recognition. The Lenox® Q Performance Solution bimetal band saw blades claimed the Technology Innovation Award for Metalworking, which recognizes companies committed to delivering quality products and innovative solutions. The award underscores why industrial and commercial customers in more than 70 countries turn to Lenox to improve productivity.



Newell Rubbermaid is a more productive and efficient enterprise today thanks to the streamlining of our supply chain and the leveraging of our expertise and scale in recent years. These initiatives are creating best-in-class cost structures to improve our operating competitiveness and allow our brands to deliver the appropriate level of value for today's consumers. Our Project Acceleration restructuring program, which will be completed this year, is on track to deliver more than $200 million in annualized savings.





Portfolio enhancements, cost structure improvements, working capital management and brand-building excellence have fueled incremental improvements in cash flow generation, earnings performance and – most notably – gross margin expansion. Though extraordinary macroeconomic weakness set us back in 2008, we regained our footing in 2009 and delivered a nearly 400-basis-point increase in gross margin, as well as year-over-year increases in earnings and cash flow. Continued investments in innovation and branding, improved product mix, ongoing productivity savings and cost discipline will help drive further gross margin expansion and solid earnings growth.



PERFORMS



NWL GROSS MARGIN

* Please refer to the Reconciliation of Non-GAAP Financial Measures on page 81 for a reconciliation to the most directly comparable GAAP financial measure.

...BRANDS THAT MATTER.....................

HOME & FAMILY

Goody
GRACO
Calphalon
Aprica
Amerock
Kirsch
LEVOLOR
Rubbermaid
teutonia

Sharpie
DYMO
uni-ball
Paper Mate
mimio
PARKER
EXPO
CardScan
endicia
WATERMAN PARIS

OFFICE PRODUCTS

Rubbermaid Commercial Products
LENOX
BERNZOMATIC

TOOLS, HARDWARE & COMMERCIAL PRODUCTS

IRWIN
SHUR-LINE SURE YOU CAN
TC

...............BRAND NWL...

2009 FINANCIAL STATEMENTS AND RELATED INFORMATION



TABLE OF CONTENTS

Selected Financial Data 18

Acquisitions of Businesses 19

Quarterly Summaries 19

Management's Discussion and Analysis of Financial Condition and Results of Operations 20

Quantitative and Qualitative Disclosures About Market Risk 37

Management's Responsibility for Financial Statements and Annual Report on Internal Control Over Financial Reporting 39

Report of Independent Registered Public Accounting Firm 40

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting 41

Consolidated Statements of Operations 42

Consolidated Balance Sheets 43

Consolidated Statements of Cash Flows 44

Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss) 45

Notes to Consolidated Financial Statements 46

Common Stock Price Performance Graph 80

Market for Common Equity and Related Stockholder Matters 81

Reconciliation of Non-GAAP Financial Measures 81

Board of Directors 82

Executive Officers 82

Forward-Looking Statements 82

SELECTED FINANCIAL DATA

The following is a summary of certain consolidated financial information relating to the Company as of and for the year ended December 31, *(in millions, except per share data)*. The summary has been derived in part from, and should be read in conjunction with, the Consolidated Financial Statements of the Company included elsewhere in this report and the schedules thereto.

	2009	2008 [1]	2007[1]	2006[1]	2005[1]
STATEMENTS OF OPERATIONS DATA					
Net sales	**$ 5,577.6**	$ 6,470.6	$ 6,407.3	$ 6,201.0	$ 5,717.2
Cost of products sold	**3,528.1**	4,347.4	4,150.1	4,131.0	3,959.1
Gross margin	**2,049.5**	2,123.2	2,257.2	2,070.0	1,758.1
Selling, general and administrative expenses	**1,374.6**	1,502.7	1,430.9	1,347.0	1,117.7
Impairment charges	**—**	299.4	—	—	0.4
Restructuring costs [2]	**100.0**	120.3	86.0	66.4	72.6
Operating income	**574.9**	200.8	740.3	656.6	567.4
Nonoperating expenses:					
Interest expense, net	**140.0**	137.9	104.1	132.0	127.1
Other expense (income), net	**6.7**	59.1	4.2	6.1	(25.9)
Net nonoperating expenses	**146.7**	197.0	108.3	138.1	101.2
Income before income taxes	**428.2**	3.8	632.0	518.5	466.2
Income taxes	**142.7**	53.6	149.7	44.2	57.1
Income (loss) from continuing operations	**285.5**	(49.8)	482.3	474.3	409.1
Loss from discontinued operations, net of tax [3]	**—**	(0.5)	(12.1)	(85.7)	(155.0)
Net income (loss)	**285.5**	(50.3)	470.2	388.6	254.1
Net income noncontrolling interests	**—**	2.0	3.1	3.6	2.8
Net income (loss) controlling interests	**$ 285.5**	$ (52.3)	$ 467.1	$ 385.0	$ 251.3
Weighted-average shares outstanding:					
Basic	**280.8**	279.9	278.6	276.7	275.3
Diluted	**294.4**	279.9	287.6	276.8	275.4
Earnings (loss) per share:					
Basic:					
Income (loss) from continuing operations	**$ 1.02**	$ (0.18)	$ 1.72	$ 1.70	$ 1.48
Loss from discontinued operations	**—**	—	(0.04)	(0.31)	(0.56)
Net income (loss) controlling interests	**$ 1.02**	$ (0.18)	$ 1.68	$ 1.39	$ 0.91
Diluted:					
Income (loss) from continuing operations	**$ 0.97**	$ (0.18)	$ 1.72	$ 1.70	$ 1.48
Loss from discontinued operations	**—**	—	(0.04)	(0.31)	(0.56)
Net income (loss) controlling interests	**$ 0.97**	$ (0.18)	$ 1.67	$ 1.39	$ 0.91
Dividends	**$ 0.26**	$ 0.84	$ 0.84	$ 0.84	$ 0.84
BALANCE SHEET DATA					
Inventories, net	**$ 688.2**	$ 912.1	$ 940.4	$ 850.6	$ 793.8
Working capital [4]	**422.6**	159.7	87.9	580.3	675.3
Total assets	**6,423.9**	6,792.5	6,682.9	6,310.5	6,446.1
Short-term debt, including current portion of long-term debt	**493.5**	761.0	987.5	277.5	166.8
Long-term debt, net of current portion	**2,015.3**	2,118.3	1,197.4	1,972.3	2,429.7
Total stockholders' equity	**$ 1,782.2**	$ 1,588.6	$ 2,222.1	$ 1,867.6	$ 1,620.4

(1) Supplemental data regarding 2009, 2008 and 2007 is provided in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations. Certain statement of operations information has been revised to present noncontrolling interests and earnings per share amounts for 2008, 2007, 2006 and 2005 in accordance with the provisions of relevant authoritative accounting pronouncements adopted during 2009. Total stockholders' equity as of December 31, 2008, 2007, 2006 and 2005 reflect the retrospective adoption in 2009 of accounting pronouncements related to noncontrolling interests, which resulted in the reclassification of noncontrolling interests previously classified as other noncurrent liabilities to stockholders' equity as well as an increase in liabilities with a corresponding reduction in stockholders' equity attributable to a commitment to purchase noncontrolling interests in a subsidiary. Working capital as of December 31, 2008 has also been adjusted to give effect to the purchase commitment, because the commitment to purchase the noncontrolling interest as of December 31, 2008 was a current liability. See Footnote 1 and Footnote 14 in the Notes to Consolidated Financial Statements for further information.

(2) The restructuring costs include asset impairment charges, employee severance and termination benefits, employee relocation costs, and costs associated with exited contractual commitments and other restructuring costs.

(3) Loss from discontinued operations, net of tax, attributable to noncontrolling interests was not material.

(4) Working capital is defined as Current Assets less Current Liabilities.

ACQUISITIONS OF BUSINESSES

2009, 2008 and 2007

Information regarding significant businesses acquired in the last three years is included in Footnote 2 of the Notes to Consolidated Financial Statements.

2006 and 2005

No significant acquisitions occurred during 2006. On November 23, 2005, the Company acquired Dymo, a global leader in designing, manufacturing and marketing on-demand labeling solutions, from Esselte AB for $699.2 million. The transaction was accounted for using the purchase method of accounting and was finalized in 2006, after consideration of certain working capital and other adjustments. The Company funded the acquisition with available cash and borrowings from pre-existing credit facilities. The acquisition of Dymo strengthened the Company's position in the Office Products segment by expanding and enhancing the Company's product lines and customer base.

QUARTERLY SUMMARIES

Summarized quarterly data for the last two years is as follows *(in millions, except per share data)* (unaudited):

Calendar Year	1st	2nd	3rd	4th	Year
2009					
Net sales	**$ 1,203.9**	**$ 1,504.3**	**$ 1,449.0**	**$ 1,420.4**	**$ 5,577.6**
Gross margin	**422.8**	**558.3**	**542.6**	**525.8**	**2,049.5**
Net income	**33.7**	**105.7**	**85.5**	**60.6**	**285.5**
Net income noncontrolling interests	—	—	—	—	—
Net income controlling interests	**$ 33.7**	**$ 105.7**	**$ 85.5**	**$ 60.6**	**$ 285.5**
Earnings per share:					
Basic	$ 0.12	$ 0.38	$ 0.30	$ 0.22	$ 1.02
Diluted	$ 0.12	$ 0.37	$ 0.28	$ 0.20	$ 0.97
2008 (1)					
Net sales	$ 1,433.7	$ 1,825.1	$ 1,760.3	$ 1,451.5	$ 6,470.6
Gross margin	490.5	623.2	574.7	434.8	2,123.2
Income (loss) from continuing operations	57.8	92.9	55.6	(256.1)	(49.8)
Loss from discontinued operations	(0.5)	—	—	—	(0.5)
Net income (loss)	57.3	92.9	55.6	(256.1)	(50.3)
Net income noncontrolling interests	0.4	0.4	0.6	0.6	2.0
Net income (loss) controlling interests	$ 56.9	$ 92.5	$ 55.0	$ (256.7)	$ (52.3)
Earnings (loss) per share:					
Basic:					
Income (loss) from continuing operations	$ 0.21	$ 0.33	$ 0.20	$ (0.92)	$ (0.18)
Loss from discontinued operations	—	—	—	—	—
Net income (loss) controlling interests	$ 0.20	$ 0.33	$ 0.20	$ (0.92)	$ (0.18)
Diluted:					
Income (loss) from continuing operations	$ 0.21	$ 0.33	$ 0.20	$ (0.92)	$ (0.18)
Loss from discontinued operations	—	—	—	—	—
Net income (loss) controlling interests	$ 0.20	$ 0.33	$ 0.20	$ (0.92)	$ (0.18)

(1) Certain statement of operations information for 2008 has been revised to present noncontrolling interests and earnings per share amounts in accordance with the provisions of relevant authoritative accounting pronouncements adopted during 2009.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information which management believes is relevant to an assessment and understanding of the Company's consolidated results of operations and financial condition. The discussion should be read in conjunction with the accompanying Consolidated Financial Statements and Notes thereto.

BUSINESS OVERVIEW

Newell Rubbermaid is a global marketer of consumer and commercial products that touch the lives of people where they work, live and play. The Company's products are marketed under a strong portfolio of brands, including Rubbermaid®, Graco®, Aprica®, Levolor®, Calphalon®, Goody®, Sharpie®, Paper Mate®, Dymo®, Parker®, Waterman®, Irwin®, Lenox® and Technical Concepts™. The Company's multi-product offering consists of well-known name-brand consumer and commercial products in three business segments: Home & Family; Office Products; and Tools, Hardware & Commercial Products.

Business Strategy

Newell Rubbermaid's vision is to become a global company of Brands That Matter™ and great people, known for best-in-class results. The Company is committed to building consumer-meaningful brands through understanding the needs of consumers and using those insights to create innovative, highly differentiated product solutions that offer performance and value. To support its multi-year transformation into a best-in-class global consumer branding and marketing organization, the Company has adopted a strategy that focuses on optimizing the business portfolio, building consumer-meaningful brands on a global scale, and achieving best cost and efficiency in its operations.

- Optimizing the business portfolio includes reducing the Company's exposure to non-strategic businesses and product lines and acquiring businesses that facilitate geographic and category expansion, thus enhancing the potential for growth and improved profitability of the overall portfolio.
- Building consumer-meaningful brands involves embracing a consumer-driven innovation process, developing best-in-class marketing and branding capabilities across the organization and investing in strategic brand-building activities, including investments in research and development to better understand target consumers and their needs.
- Achieving best cost involves the Company's adoption of best-in-class practices, such as leveraging scale, restructuring the supply chain to improve capacity utilization and to deliver productivity savings, reducing costs in nonmarket-facing activities, designing products to optimize input costs, and utilizing strategic sourcing partners when it is cost effective. Achieving best cost allows the Company to improve its competitive position, generate funds for increased investment in strategic brand-building initiatives, and preserve cash and liquidity.

Market Overview

The Company operates in the consumer and commercial products markets, which are generally impacted by overall economic conditions in the regions in which the Company operates. The Company's results in 2009 have been adversely impacted by weakness in consumer confidence and consumer spending due to the deterioration in worldwide economic conditions. In particular, the Company's results for 2009 have been impacted by the following principal factors:

- Lower consumer confidence and corresponding lower demand, which has resulted in reduced consumer foot traffic and destocking of customer inventory, negatively impacting sales and contributing to an overall year-over-year core sales decline of approximately 7%. Core sales represent net sales excluding the impacts of acquisitions, currency and product line exits. The primary drivers of the core sales decline were continued weakness in economic conditions internationally, which resulted in a year-over-year core sales decline of approximately 11% in the Company's international businesses and lower demand in the commercial and industrial channels, which contributed to a year-over-year core sales decline of approximately 16% in the Company's Tools, Hardware & Commercial Products segment.
- Less volatile commodities markets, which have resulted in lower input costs relative to 2008, as the Company's input costs in 2008 were higher due to dramatic raw material inflation.
- Continued volatility in the credit markets, which has contributed to the decline in consumer demand and has resulted in reductions in available capital and financing for businesses and increases in costs associated with capital and financing.

In response to these conditions, the Company took the following actions:

- Managed working capital to improve operating cash flows, with a particular focus on reducing inventory levels. During 2009, the Company focused on optimizing its production capacity and sourcing of finished goods to correspond to anticipated reductions in demand. The Company reduced inventory levels and realized cash flows from such reductions of $243 million in 2009, compared to approximately $31 million in 2008.
- Continued to exit and rationalize low-margin product categories where demand is less responsive to innovation and input costs are subject to volatile commodities markets. In 2009, the product line exits have resulted in an approximate 5% year-over-year sales decline while contributing approximately 140 basis points to the year-over-year gross margin expansion. Overall, the Company realized a 390 basis point improvement in gross margins in 2009 due to the positive impact of the product line exits, productivity gains, the effect of pricing initiatives and input cost moderation compared with the dramatic inflation experienced in 2008, which combined more than offset the adverse effects of an unfavorable customer and product mix and lower plant utilization rates resulting from the sales decline and the customer inventory reductions.

- Continued to improve the cost structure of the business by reducing and streamlining structural selling, general and administrative ("SG&A") costs, including consolidating the segment structure from four to three. The Company also outlined and implemented an initiative with a focus on continuing to reduce structural overhead costs by simplifying work and consolidating offices, and implemented selected contingency plans early in 2009 to eliminate or delay costs where possible.
- Selectively invested in strategic SG&A to drive sales and enhance its new product pipeline. During 2009, the Company's selective investments in strategic brand building and consumer demand creation included investments in the following:
  - the "Uncap What's Inside™" campaign for the Company's Sharpie® products;
  - the expansion of the Calphalon product family to include the Unison™ line of non-stick, dishwasher safe gourmet cookware;
  - the expansion of Rubbermaid Consumer's food storage product line to include Lock-Its™ storage containers with locking lid tabs;
  - the introduction of Graco products such as the Blossom™ 4-in-1 feeding chair and the Pack 'n Play® Playard with its Newborn Napper™ feature; and
  - sales and new product development activities in selected areas to improve public health, including the Technical Concepts™ offering of hand sanitizer and hand cleanser dispensers, and education, such as mimio®'s interactive whiteboard technology and student response systems.

  The Company maintained its investments in research and development in 2009 compared to 2008 despite deterioration in economic conditions and the associated impact on the Company. The Company expects to continue to make incremental investments in research and development and other strategic SG&A activities in 2010.
- Improved liquidity and reduced total indebtedness by $371 million in 2009, including raising approximately $590 million in the public debt markets (after transaction costs and net costs associated with the convertible note hedge and warrant transactions) and completing a new receivables-backed credit facility that provides for maximum borrowings of up to $200 million. The Company repaid $448 million of amounts outstanding under its previous receivables facility and redeemed $395 million principal amount of medium-term notes.
- Reduced the dividend payable on its common stock from $0.84 per year to $0.20 per year. The new dividend policy better positions the Company to protect its investment-grade credit rating and enhance its liquidity.

Ongoing Initiatives

Project Acceleration

Project Acceleration is designed to reduce manufacturing overhead, better align the Company's distribution and transportation processes, and reorganize the overall business structure to align with the Company's core organizing concept, the global business unit, to achieve best total cost. Through the Project Acceleration restructuring program and other initiatives, the Company has made significant progress in improving capacity utilization rates to deliver productivity savings and in increasing the use of strategic sourcing partners. During the year ended December 31, 2009, the Company completed or implemented a number of restructuring programs as part of Project Acceleration to reduce and realign its manufacturing footprint, including two programs in its Home & Family segment in North America, two programs in its Office Products segment's international operations, one program in its Office Products segment's North American operations, and three programs in its Tools, Hardware & Commercial Products segment's international operations. Since the inception of Project Acceleration, the Company has reduced its manufacturing footprint by more than 50%, including the closure or disposition of more than 20 manufacturing facilities and the transfer of 19 manufacturing facilities to purchasers in connection with divestitures of businesses.

The Company expects to have completed implementation of its Project Acceleration restructuring initiative by the end of 2010, and the total costs incurred over the life of the initiative are expected to be between $475 million and $500 million, including $250 million to $270 million of employee-related costs, $155 million to $175 million in non-cash asset-related costs, and $50 million to $70 million in other associated restructuring costs. The Company has incurred $421 million of restructuring costs under Project Acceleration through December 31, 2009 and expects to incur between $60 million and $80 million of additional costs to complete Project Acceleration. Approximately 67% of the total Project Acceleration restructuring costs are expected to be cash charges. Cumulative annualized savings expected to be realized from the implementation of Project Acceleration are in excess of $200 million once completed, with more than $160 million in annualized savings realized to date.

The Company continues to evaluate its supply chain to identify opportunities to realize efficiencies in purchasing, distribution and transportation. In 2009, the Company began consolidating its Southeast U.S. distribution operations into a single Southeast U.S. distribution center, which included the closure of multiple distribution facilities throughout the Southeast region of the U.S. The Company also continues to focus on rationalizing its use of multiple third-party distribution and logistics service providers, consolidating such operations into Company-owned facilities where possible.

In an effort to align the business with the global business unit structure and achieve best total cost, the Company continues to evaluate and optimize its overall organizational structure and consolidate activities. In this regard, the Company has reduced its worldwide headcount by 10%, or 2,400 employees, in 2009.

One Newell Rubbermaid

The Company strives to leverage the common business activities and best practices of its business units, and to build one common culture of shared values with a focus on collaboration and teamwork. Through this initiative, the Company has established regional shared service centers to leverage nonmarket-facing functional capabilities to reduce costs. The Company is migrating multiple legacy systems and users to a common SAP global information platform in a phased, multi-year rollout. SAP is expected to enable the Company to integrate and manage its worldwide business and reporting processes more efficiently. To date, the North American operations of 10 of the Company's 13 GBUs have successfully gone live with their SAP implementation efforts, with the majority of the Company's remaining North American operations scheduled to go live in 2010.

CONSOLIDATED RESULTS OF OPERATIONS

The Company believes the selected data and the percentage relationship between net sales and major categories in the Consolidated Statements of Operations are important in evaluating the Company's operations. The following table sets forth items from the Consolidated Statements of Operations as reported and as a percentage of net sales for the year ended December 31, *(in millions, except percentages)*:

	2009		2008		2007	
Net sales	**$ 5,577.6**	**100.0%**	$ 6,470.6	100.0%	$ 6,407.3	100.0%
Cost of products sold	**3,528.1**	**63.3**	4,347.4	67.2	4,150.1	64.8
Gross margin	**2,049.5**	**36.7**	2,123.2	32.8	2,257.2	35.2
Selling, general and administrative expenses	**1,374.6**	**24.6**	1,502.7	23.2	1,430.9	22.3
Impairment charges	—	—	299.4	4.6	—	—
Restructuring costs	**100.0**	**1.8**	120.3	1.9	86.0	1.3
Operating income	**574.9**	**10.3**	200.8	3.1	740.3	11.6
Nonoperating expenses:						
Interest expense, net	**140.0**	**2.5**	137.9	2.1	104.1	1.6
Other expense, net	**6.7**	**0.1**	59.1	0.9	4.2	0.1
Net nonoperating expenses	**146.7**	**2.6**	197.0	3.0	108.3	1.7
Income before income taxes	**428.2**	**7.7**	3.8	0.1	632.0	9.9
Income taxes	**142.7**	**2.6**	53.6	0.8	149.7	2.3
Income (loss) from continuing operations	**285.5**	**5.1**	(49.8)	(0.8)	482.3	7.5
Loss from discontinued operations, net of tax	—	—	(0.5)	—	(12.1)	(0.2)
Net income (loss)	**285.5**	**5.1**	(50.3)	(0.8)	470.2	7.3
Net income noncontrolling interests	—	—	2.0	—	3.1	—
Net income (loss) controlling interests	**$ 285.5**	**5.1%**	$ (52.3)	(0.8)%	$ 467.1	7.3%

Results of Operations — 2009 vs. 2008

Net sales for 2009 were $5,577.6 million, representing a decrease of $893.0 million, or 13.8%, from $6,470.6 million for 2008. Core sales declined 7.3% compared to the prior year resulting from the lower consumer foot traffic and lower product demand as well as inventory destocking at the retail level and in the commercial and industrial channels. Geographically, core sales of the Company's domestic and international businesses declined approximately 6% and 11%, respectively, versus the prior year. Planned product line exits and foreign currency contributed an additional 5.2% and 2.1% to the year-over-year sales decline, respectively. The Technical Concepts and Aprica acquisitions increased sales 0.8% over the prior year.

Gross margin, as a percentage of net sales, for 2009 was 36.7%, or $2,049.5 million, versus 32.8% of net sales, or $2,123.2 million, for 2008. The primary drivers of the 390 basis point gross margin expansion included benefits realized from product line exits, moderating input costs compared to 2008 and pricing actions initiated late in 2008 and early 2009. These improvements more than offset the adverse impacts of reduced production volumes in the Company's manufacturing facilities and unfavorable product and customer mix.

SG&A expenses for 2009 were 24.6% of net sales, or $1,374.6 million, versus 23.2% of net sales, or $1,502.7 million, for 2008. The $128.1 million decrease was primarily driven by the Company's continued management of SG&A spending as well as cost reduction programs initiated during late 2008 and early 2009 to mitigate the negative impact of the decline in sales. Foreign currency translation represented $37.8 million of the $128.1 million decline, which was partially offset by $21.2 million of incremental SG&A costs resulting from the Technical Concepts and Aprica acquisitions.

The Company recorded restructuring costs of $100.0 million and $120.3 million for 2009 and 2008, respectively. The Company's restructuring costs in 2009 related primarily to optimizing the cost structure of the business and secondarily to reducing the Company's manufacturing footprint, whereas the restructuring costs in 2008 primarily related to product line exits and reducing the Company's manufacturing footprint. The restructuring costs for 2009 included $32.4 million of facility and other exit and impairment costs, $48.8 million of employee severance, termination benefits and employee relocation costs, and $18.8 million of exited contractual commitments and other restructuring costs. The restructuring costs for 2008 included $46.1 million of facility and other exit and impairment costs, $57.5 million of employee severance, termination benefits and employee relocation costs, and $16.7 million of exited contractual commitments and other restructuring costs. See Footnote 4 of the Notes to Consolidated Financial Statements for further information.

The adverse impact of the macroeconomic environment on the Company during the fourth quarter of 2008, particularly the rapid decrease in consumer demand, combined with the updated outlook for certain of the Company's reporting units led the Company to evaluate the carrying value of goodwill as of December 31, 2008. As a result of this evaluation, the Company recorded a non-cash impairment charge of $299.4 million during the fourth quarter of 2008 principally related to goodwill of certain reporting units in the Tools, Hardware & Commercial Products and Office Products segments. No similar impairment charges were recorded in 2009.

Operating income for 2009 was 10.3% of net sales, or $574.9 million, versus 3.1% of net sales, or $200.8 million for 2008. The 720 basis point improvement primarily relates to the goodwill impairment charges recorded in 2008, with no similar impairment charges in 2009. The improvement also reflects the favorable impacts of product line exits and moderating input costs in 2009, partially offset by an increase in SG&A costs as a percentage of sales.

Interest expense, net, for 2009 was $140.0 million compared to $137.9 million for 2008. The $2.1 million increase in interest expense reflects higher average debt outstanding year-over-year.

Other expense, net, for 2009 was $6.7 million versus $59.1 million for 2008. The decrease in other expense, net, is primarily attributable to the $52.2 million loss on debt extinguishment relating to the Company's redemption of its $250.0 million of medium-term Reset notes in July 2008.

The Company recognized income tax expense of $142.7 million in 2009 compared to $53.6 million in 2008. The increase in tax expense was primarily a result of an increase in income before income taxes in 2009 compared to 2008 as well as the recognition of income tax benefits of $3.1 million and $29.9 million in 2009 and 2008, respectively, related to favorable outcomes from the IRS's review of specific deductions and accrual reversals for items for which the statute of limitations expired. The impacts of these items were partially offset by the tax impacts of the impairment charges recorded in 2008, because substantially all of the impairment charges were not deductible for tax purposes, and accordingly, only nominal tax benefits were recognized in 2008 associated with the impairment charges. See Footnote 16 of the Notes to Consolidated Financial Statements for further information.

Results of Operations — 2008 vs. 2007

Net sales for 2008 were $6,470.6 million, representing an increase of $63.3 million, or 1%, from $6,407.3 million for 2007. Core sales declined approximately 3.0% compared to the prior year. The Technical Concepts and Aprica acquisitions increased sales by $204.7 million, or 3.2%, over the prior year, and foreign currency contributed 0.8% of sales growth.

Gross margin, as a percentage of net sales, for 2008 was 32.8%, or $2,123.2 million, versus 35.2%, or $2,257.2 million, for 2007. The primary drivers of the 240 basis point gross margin contraction included the impact of raw material and sourced goods inflation as well as lower manufacturing volumes and unfavorable product mix experienced during the fourth quarter of 2008, partially offset by benefits from productivity improvements from Project Acceleration and other initiatives.

SG&A expenses for 2008 were 23.2% of net sales, or $1,502.7 million, versus 22.3% of net sales, or $1,430.9 million, for 2007. The $71.8 million increase was primarily driven by SG&A expenses associated with the Technical Concepts and Aprica acquisitions and the impact of foreign currency, which more than offset the impacts of the Company's management of structural and strategic SG&A spending.

The Company recorded restructuring costs of $120.3 million and $86.0 million for 2008 and 2007, respectively. The increase in restructuring costs for 2008 compared to the prior year is primarily attributable to $36.0 million of asset impairment charges recorded in 2008 associated with the Company's plan to divest, downsize or exit certain product categories where resin is the primary component of cost of products sold. The 2008 restructuring costs included $46.1 million of facility and other exit costs, including the $36.0 million of asset impairment charges noted above, $57.5 million of employee severance, termination benefits and employee relocation costs, and $16.7 million of exited contractual commitments and other restructuring costs, of which $3.1 million relates to the Company's 2001 Restructuring Plan. The 2007 restructuring costs included $27.7 million of facility and other exit costs, $36.4 million of employee severance and termination benefits and $21.9 million of exited contractual commitments and other restructuring costs. See Footnote 4 of the Notes to Consolidated Financial Statements for further information.

The Company recorded a non-cash impairment charge of $299.4 million during the fourth quarter of 2008 principally related to goodwill of certain reporting units in the Tools, Hardware & Commercial Products and Office Products segments. No similar impairment charges were recorded in 2007.

Operating income for 2008 was $200.8 million, or 3.1% of net sales, versus $740.3 million, or 11.6% of net sales, in 2007. The 850 basis point decline is primarily attributable to the $299.4 million of impairment charges noted above, the impact of raw material and sourced goods inflation on gross margin and the $36.0 million of Project Acceleration asset impairment charges in 2008 discussed above, partially offset by improvements from productivity initiatives.

Interest expense, net, for 2008 was $137.9 million versus $104.1 million for 2007. The $33.8 million year-over-year increase was primarily driven by additional borrowings in 2008 used to fund the acquisitions of Aprica and Technical Concepts.

Other expense, net, for 2008 was $59.1 million versus $4.2 million for 2007. The increase in other expense, net, in 2008 is primarily attributable to the $52.2 million loss on debt extinguishment relating to the Company's redemption of its $250.0 million of medium-term Reset notes in July 2008.

The Company recognized income tax expense of $53.6 million for 2008, compared to $149.7 million for 2007. The decrease in tax expense was primarily a result of a decrease in income before income taxes in 2008 compared to 2007. The impact of the decrease in operating income from 2007 to 2008 on income tax expense was partially offset by a decrease in the tax rates applied to the various discrete expenses, including restructuring and impairment charges, in 2008 compared to 2007, which had the effect of increasing income tax expense in 2008 compared to 2007. Income tax expense for 2008 and 2007 was favorably impacted by the recognition of net income tax benefits of $29.9 million and $41.3 million, respectively, primarily related to favorable outcomes from the IRS's review of specific deductions and accrual reversals for items for which the statute of limitations expired. See Footnote 16 of the Notes to Consolidated Financial Statements for further information.

For 2007, the Company recognized a loss from operations of discontinued operations of $0.2 million, net of tax, related to the results of the remaining operations of the Home Décor Europe business and a loss on disposal of discontinued operations of $11.9 million, net of tax, related primarily to the disposal of the remaining operations of the Home Décor Europe business.

BUSINESS SEGMENT OPERATING RESULTS

2009 vs. 2008 Business Segment Operating Results

Net sales by segment were as follows for the year ended December 31, *(in millions, except percentages)*:

	2009	2008	% Change
Home & Family	**$ 2,377.2**	$ 2,654.8	(10.5)%
Office Products	**1,674.7**	1,990.8	(15.9)
Tools, Hardware & Commercial Products	**1,525.7**	1,825.0	(16.4)
Total Net Sales	**$ 5,577.6**	$ 6,470.6	(13.8)%

Operating income (loss) by segment was as follows for the year ended December 31, *(in millions, except percentages)*:

	2009	2008	% Change
Home & Family	**$ 274.7**	$ 218.3	25.8%
Office Products	**235.2**	212.4	10.7
Tools, Hardware & Commercial Products	**245.6**	271.7	(9.6)
Corporate	**(80.6)**	(81.9)	1.6
Impairment charges	**—**	(299.4)	NMF
Restructuring costs	**(100.0)**	(120.3)	16.9%
Total Operating Income	**$ 574.9**	$ 200.8	NMF

NMF-Not meaningful

Home & Family

Net sales for 2009 were $2,377.2 million, a decrease of $277.6 million, or 10.5%, from $2,654.8 million for 2008. Core sales declined 2.1% as low-single-digit core sales growth in the Culinary Lifestyles GBU was offset by a high-single-digit decline in the Décor GBU, which continues to be impacted by softness in residential construction, as well as a mid-single-digit decline in the Baby & Parenting Essentials GBU, which was adversely impacted by softness in the baby category worldwide. Net sales declined 8.1% due to product line exits in the Rubbermaid Consumer GBU and 1.3% due to unfavorable foreign currency impacts. The Aprica acquisition increased sales 1.0% compared to the prior year.

Operating income for 2009 was $274.7 million, or 11.6% of net sales, an increase of $56.4 million, or 25.8%, from $218.3 million, or 8.2% of net sales, for 2008. The 340 basis point improvement in operating margin was primarily due to moderating input costs, product line exits and productivity improvements. In the aggregate, these improvements contributed 450 basis points to the net expansion in operating margin and were partially offset by unfavorable mix and an increase in SG&A expenses as a percentage of net sales.

Office Products

Net sales for 2009 were $1,674.7 million, a decrease of $316.1 million, or 15.9%, from $1,990.8 million for 2008. Core sales declined 6.5%, which was primarily attributable to weak consumer demand both domestically and internationally and inventory destocking at the retail level. Reduced sales relating to product line exits and unfavorable foreign currency contributed an additional 6.0% and 3.4%, respectively, to the year-over-year decline.

Operating income for 2009 was $235.2 million, or 14.0% of net sales, an increase of $22.8 million, or 10.7%, from $212.4 million, or 10.7% of net sales for 2008. The 330 basis point improvement in operating margin was primarily attributable to product line exits. In constant currency, SG&A expenses as a percentage of net sales in 2009 were comparable to 2008.

Tools, Hardware & Commercial Products

Net sales for 2009 were $1,525.7 million, a decrease of $299.3 million, or 16.4%, from $1,825.0 million for 2008. Core sales declined 15.8% as sales volumes were negatively impacted by inventory management by retail, commercial and industrial customers; continued softness in the residential construction market, both domestically and internationally; and sustained weakness in industrial and commercial channels. Unfavorable foreign currency contributed an additional 2.0% decline, and the Technical Concepts acquisition increased sales $26.2 million, or 1.4%, versus the prior year.

Operating income for 2009 was $245.6 million, or 16.1% of net sales, a decrease of $26.1 million, or 9.6%, from $271.7 million, or 14.9% of net sales, for 2008. The 120 basis point expansion in operating margin was primarily driven by the moderation of input costs compared to the prior year and improved product mix, which combined contributed 190 basis points to the expansion, as well as productivity gains, all of which were partially offset by the adverse impacts of lower production volumes. The lower production volumes were primarily the result of aggressive management of inventory levels by the Company's customers and lower sales resulting from weak demand. In constant currency, SG&A expenses as a percentage of net sales in 2009 were comparable to 2008.

2008 vs. 2007 Business Segment Operating Results

Net sales by segment were as follows for the year ended December 31, *(in millions, except percentages)*:

	2008	2007	% Change
Home & Family	$ 2,654.8	$ 2,610.8	1.7%
Office Products	1,990.8	2,026.2	(1.7)
Tools, Hardware & Commercial Products	1,825.0	1,770.3	3.1
Total Net Sales	$ 6,470.6	$ 6,407.3	1.0%

Operating income (loss) by segment was as follows for the year ended December 31, *(in millions, except percentages)*:

	2008	2007	% Change
Home & Family	$ 218.3	$ 307.5	(29.0)%
Office Products	212.4	315.8	(32.7)
Tools, Hardware & Commercial Products	271.7	285.0	(4.7)
Corporate	(81.9)	(82.0)	0.1
Impairment charges	(299.4)	—	NMF
Restructuring costs	(120.3)	(86.0)	(39.9)
Total Operating Income	$ 200.8	$ 740.3	(72.9)%

NMF-Not meaningful

Home & Family

Net sales for 2008 were $2,654.8 million, an increase of $44.0 million, or 1.7%, from $2,610.8 million in 2007. Core sales declined 0.8% as mid-single-digit core sales growth in the Baby & Parenting Essentials GBU was offset by softness in the Décor GBU. The Aprica acquisition increased sales $95.5 million, or 3.7%, while favorable foreign currency contributed an additional 0.2% to the overall sales improvement. The adverse impact from product line exits reduced sales 1.4%.

Operating income for 2008 was $218.3 million, or 8.2% of net sales, a decrease of $89.2 million from $307.5 million, or 11.8% of net sales, in 2007. The 360 basis point decline was primarily driven by unfavorable mix and by sourced product and input cost inflation, particularly in resin, which combined contributed an estimated 590 basis points to the decline. These declines were partially offset by benefits realized from tighter management of SG&A costs.

Office Products

Net sales for 2008 were $1,990.8 million, a decrease of $35.4 million, or 1.7%, from $2,026.2 million in 2007. Core sales declined 3.2%, due to lower consumer demand and customer inventory management. Favorable foreign currency increased sales 1.5%.

Operating income for 2008 was $212.4 million, or 10.7% of net sales, a decrease of $103.4 million, from $315.8 million, or 15.6% of net sales, in 2007. The 490 basis point decline was primarily attributable to input cost inflation, unfavorable mix and reduced production volumes at the Company's manufacturing facilities, which combined contributed an estimated 330 basis points to the overall decline. The remaining decline was primarily driven by an increase in SG&A spending as a percentage of sales, partially offset by benefits from pricing initiatives implemented during 2008.

Tools, Hardware & Commercial Products

Net sales for 2008 were $1,825.0 million, an increase of $54.7 million, or 3.1%, from $1,770.3 million in 2007. Core sales declined 3.9% as mid-single-digit core sales growth in the Rubbermaid Commercial Products GBU was more than offset by declines in core sales in the Company's Industrial Products & Services and Construction Tools & Accessories GBUs due to continued declines in the residential construction market, customer inventory management and increased softness in industrial and commercial channels. The Technical Concepts acquisition increased net sales $109.2 million, or 6.2%, while favorable foreign currency increased sales 0.8%.

Operating income for 2008 was $271.7 million, or 14.9% of net sales, a decrease of $13.3 million from $285.0 million, or 16.1% of net sales, in 2007. The 120 basis point decline is attributable to input cost inflation and unfavorable mix, which combined contributed approximately 420 basis points to the overall decline, partially offset by contributions from SG&A expense reduction initiatives, favorable pricing and productivity improvements.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

Cash and cash equivalents increased (decreased) as follows for the year ended December 31, *(in millions)*:

	2009	2008	2007
Cash provided by operating activities	**$ 602.8**	$ 454.9	$ 655.3
Cash used in investing activities	**(149.4)**	(804.1)	(265.6)
Cash (used in) provided by financing activities	**(427.0)**	306.0	(266.8)
Exchange rate effect on cash and cash equivalents	**(23.5)**	(10.6)	5.3
Increase (decrease) in cash and cash equivalents	**$ 2.9**	$ (53.8)	$ 128.2

In the cash flow statement, the changes in operating assets and liabilities are presented excluding the effects of changes in foreign currency exchange rates and the effects of acquisitions, as these do not reflect actual cash flows. Accordingly, the amounts in the cash flow statement differ from changes in the operating assets and liabilities that are presented in the balance sheets.

Sources

Historically, the Company's primary sources of liquidity and capital resources have included cash provided by operations, issuance of debt and use of available borrowing facilities.

Cash provided by operating activities for 2009 was $602.8 million compared to $454.9 million for 2008. This improvement is primarily attributable to working capital improvements, driven mainly by $243.1 million of cash provided by reducing inventories in 2009 compared to $30.9 million in 2008, and an approximate $75.0 million decrease in payments in 2009 compared to 2008 for annual performance-based compensation, which is generally paid in the first quarter of the year based on the previous year's results. Cash provided by operating activities for 2009 includes a $75.0 million voluntary cash contribution the Company made to its primary U.S. defined benefit pension plan and $126.6 million paid to settle foreign exchange contracts on intercompany financing arrangements and cross-currency interest rate swaps. Cash provided by operating activities for 2008 reflects a $200.4 million decrease from $655.3 million for 2007. The decrease is attributable primarily to lower income from continuing operations, a reduction in accounts payable, and the timing of payments of accrued liabilities, including income taxes, partially offset by working capital reductions driven by improved collection on accounts receivable and tighter management of inventory levels.

The Company received proceeds of $827.3 million, $1,318.0 million and $420.8 million from the issuance of debt in 2009, 2008 and 2007, respectively. In March 2009, the Company completed the offering and sale of $300.0 million unsecured and unsubordinated notes and $345.0 million convertible senior notes. The $624.3 million of net proceeds from these note issuances were used to complete the tender offers to repurchase $325.0 million principal amount of medium-term notes and convertible note hedge transactions and for general corporate purposes. Also related to the issuance of the convertible senior notes, the Company entered into warrant transactions in which the Company sold warrants to third parties for approximately $32.7 million. See Footnote 10 of the Notes to Consolidated Financial Statements for additional information on these transactions. During 2009, the Company borrowed and repaid $70.0 million under a 364-day receivables facility that was completed in September 2009 and borrowed and repaid $125.0 million under its syndicated revolving credit facility (the "Revolver"). In September 2008, the Company entered into a $400.0 million credit agreement, under which the Company received an unsecured three-year term loan in the amount of $400.0 million (the "Term Loan"). Net proceeds from the Term Loan were used to repay outstanding commercial paper and for general corporate purposes. In March 2008, the Company completed the offering and sale of senior unsecured notes, consisting of $500.0 million in 5.50% senior unsecured notes due April 2013 and $250.0 million in 6.25% senior unsecured notes due April 2018. Net proceeds from this offering were used to fund acquisitions, repay debt, and for general corporate purposes. Proceeds from the issuance of debt in 2007 include the issuance of commercial paper to fund acquisitions and the repayment of a five-year, $250.0 million medium-term note that matured in 2007.

Uses

Historically, the Company's primary uses of liquidity and capital resources have included acquisitions, dividend payments, capital expenditures and payments on debt.

The Company made aggregate payments on short- and long-term debt of $1,113.0 million, $772.5 million and $478.3 million during 2009, 2008 and 2007, respectively. The $1,113.0 million of repayments in 2009 includes $329.7 million used to complete tender offers to repurchase $180.1 million principal amount of the $250.0 million medium-term notes due December 2009 and $144.9 million principal amount of the $250.0 million medium-term notes due May 2010 (the "Tender Offers"), the $448.0 million repayment of the floating-rate note issued under the Company's 2001 receivables facility, the repayment of $125.0 million of borrowings under the Revolver, a $50.0 million principal payment on the Term Loan, and the repayment of the remaining $69.9 million principal amount outstanding of the $250.0 million medium-term notes due December 2009. Also, as part of the convertible note hedge transactions entered into in March 2009, the Company purchased call options from third parties for $69.0 million. See Footnote 10 of the Notes to Consolidated Financial Statements for additional information on the call option transaction. In July 2008, the Company redeemed its $250.0 million of Reset notes due July 2028 for $302.2 million, which includes the Company's purchase of the remarketing option embedded in the Reset notes from a third party for $52.2 million. In July 2008, the Company also repaid $65.0 million of its $75.0 million outstanding 6.11% medium-term notes due July 2028 in accordance with the terms of the notes. The Company utilized its commercial paper program to fund the redemption of the Reset notes, the purchase of the remarketing option, and the repayment of the $65.0 million of

6.11% medium-term notes due July 2028. The remaining payments made on debt during 2008 mainly represent the payoff of commercial paper. In 2007, the Company retired a five-year, $250 million, 6% fixed-rate note, at maturity, and made payments on commercial paper.

The Company did not invest in significant acquisitions in 2009. Cash used for acquisitions was $655.7 million and $106.0 million in 2008 and 2007, respectively. The cash used in 2008 relates primarily to the acquisitions of Technical Concepts and Aprica, while cash used in 2007 included the acquisition of Endicia. See Footnote 2 of the Notes to Consolidated Financial Statements for further information.

Aggregate dividends paid were $71.4 million, $234.5 million and $234.7 million in 2009, 2008 and 2007, respectively.

Capital expenditures were $153.3 million, $157.8 million and $157.3 million in 2009, 2008 and 2007, respectively. The largest single capital project in each of 2009, 2008 and 2007 was the implementation of SAP.

The Company purchased noncontrolling interests in consolidated subsidiaries for $29.2 million during 2009.

Cash used for restructuring activities and cash used to settle foreign exchange contracts and cross-currency interest rate swaps are included in changes in accrued liabilities and other in the Consolidated Statements of Cash Flows. Cash used for restructuring activities was $84.0 million, $60.9 million and $53.1 million in 2009, 2008 and 2007, respectively, which primarily relates to employee termination benefits. The Company paid approximately $126.6 million to settle foreign exchange contracts on intercompany borrowings and cross-currency interest rate swaps during 2009.

Financial Position

The Company is committed to maintaining a strong financial position through maintaining sufficient levels of available liquidity, managing working capital and monitoring the Company's overall capitalization.

- Cash and cash equivalents at December 31, 2009 were $278.3 million, and the Company had $690.0 million and $188.8 million of borrowing capacity under its Revolver and new receivables facility, respectively.
- Working capital at December 31, 2009 was $422.6 million compared to $159.7 million at December 31, 2008, and the current ratio at December 31, 2009 was 1.24:1 compared to 1.07:1 at December 31, 2008. The increase in working capital and the current ratio is primarily due to net cash realized from the Company's financing activities and the repayment of current maturities of debt as well as cash flows generated from operating activities.
- The Company monitors its overall capitalization by evaluating total debt to total capitalization. Total debt to total capital capitalization is defined as the sum of short and long-term debt, less cash, divided by the sum of total debt and stockholders' equity, less cash. Total debt to total capitalization was .56:1 at December 31, 2009 and .62:1 at December 31, 2008.

The Company reduced the quarterly dividend payable on its common stock from $0.21 per share to $0.05 per share during 2009 to enhance its liquidity and to maintain its investment-grade credit rating.

Over the long-term, the Company plans to improve its current ratio and total debt to total capitalization by improving operating results, managing working capital and using cash generated from operations to repay debt maturities. The Company has from time to time refinanced, redeemed or repurchased its debt and taken other steps to reduce its debt or lease obligations or otherwise improve its overall financial position and balance sheet. Going forward, depending on market conditions, its cash positions and other considerations, the Company may continue to take such actions.

Borrowing Arrangements

During 2009, the Company enhanced its liquidity and financial position by completing the issuance of $300.0 million of unsecured and unsubordinated notes and $345.0 million of convertible senior notes. Proceeds from these offerings were used to complete the convertible note hedge transactions and to complete the Tender Offers and for general corporate purposes. In addition, in September 2009 the Company completed a new 364-day receivables facility that provides for borrowings of up to $200.0 million. As of December 31, 2009, $188.8 million was available for borrowing under the new receivables facility, and there were no amounts outstanding. In connection with the completion of the new receivables facility, the Company repaid the $448.0 million floating-rate note outstanding under the previous receivables facility.

The Company's Revolver expires in November 2012. As of December 31, 2009, there were no borrowings outstanding under the Revolver, and the Company had $690.0 million of borrowing capacity (in November 2010, the borrowing capacity is reduced to $665.0 million). In lieu of borrowings under the Revolver, the Company may use the borrowing capacity under the Revolver to provide the committed backup liquidity required to issue commercial paper. Accordingly, commercial paper may only be issued up to the amount available for borrowing under the Revolver. However, the Company's current short-term debt credit ratings, coupled with continued uncertainty in the credit markets, may preclude it from accessing the commercial paper market. The Revolver also provides for the issuance of up to $100.0 million of standby letters of credit so long as there is a sufficient amount available for borrowing under the Revolver. As of December 31, 2009, no commercial paper was outstanding, and there were no borrowings or standby letters of credit outstanding under the Revolver.

The indentures governing the Company's medium-term and convertible senior notes contain usual and customary nonfinancial covenants. The Company's borrowing arrangements other than the medium-term and convertible senior notes contain usual and customary nonfinancial covenants and certain financial covenants, including minimum interest coverage and maximum debt to total capitalization ratios. As of December 31, 2009, the Company had complied with all covenants under the indentures and its other borrowing arrangements, and the Company could access the full borrowing capacity available under the Revolver and the new receivables facility and utilize the $878.8 million for general corporate purposes without exceeding the debt to total capitalization limits in its financial covenants. A failure to maintain the financial covenants would impair the Company's ability to borrow under the Revolver and new receivables facility and may result in the acceleration of the repayment of certain indebtedness.

Debt

The Company has varying needs for short-term working capital financing as a result of the seasonal nature of its business. The volume and timing of production impacts the Company's cash flows and has historically involved increased production in the first quarter of the year to meet increased customer demand through the remainder of the year. Working capital fluctuations have historically been financed through short-term financing arrangements, such as borrowings under the Revolver or commercial paper supported by the Revolver.

Total debt decreased $370.5 million to $2.5 billion as of December 31, 2009 from $2.9 billion as of December 31, 2008. The net decrease was attributable to a $325.0 million reduction in outstanding debt as a result of the completion of the Tender Offers, the repayment of the $448.0 million floating-rate note outstanding under the Company's previous receivables facility, a $50.0 million repayment on the Term Loan, as well as the repayment of the remaining $69.9 million principal amount outstanding of the $250.0 million medium-term notes due December 2009. These decreases were partially offset by the March 2009 issuance of $300.0 million of medium-term notes and $345.0 million of convertible senior notes, which have a carrying value of $284.3 million at December 31, 2009. The December 31, 2009 debt balance was also affected by the mark-to-market adjustments necessary to record the fair value of interest rate hedges of fixed-rate debt, in accordance with relevant authoritative guidance. The mark-to-market adjustments decreased the carrying value of debt by $43.9 million in 2009 compared to 2008.

The Company's 364-day receivables financing facility provides for maximum borrowings of up to $200.0 million, of which $188.8 million was available for borrowing and no amounts were outstanding at December 31, 2009. The completion of the new receivables facility was coincident with the September 2009 repayment of the $448.0 million floating-rate note outstanding under the Company's previous receivables facility.

In May 2009, the Company completed cash tender offers to repurchase $180.1 million of the $250.0 million aggregate outstanding principal amount of notes due December 2009 and $144.9 million of the $250.0 million aggregate outstanding principal amount of notes due May 2010. In December 2009, the Company repaid the remaining $69.9 million principal amount outstanding of the $250.0 million medium-term notes due December 2009.

As of December 31, 2009, the Company had $493.5 million of short-term debt, including $105.1 million of medium-term notes that mature in May 2010 and a $100.0 million principal payment due on the Term Loan in September 2010. In addition, because the closing sale price of the Company's common stock exceeded $11.19 for more than 20 of the last 30 consecutive trading days in the three months ended December 31, 2009, the convertible senior notes are convertible at the election of the holders of the notes at any time during the three months ended March 31, 2010. Since conversion of the notes is outside the control of the Company, the carrying value of the convertible senior notes, $284.3 million, is classified as current portion of long-term debt in the Consolidated Balance Sheet at December 31, 2009.

Reset Notes

In July 1998, the Company issued $250.0 million of medium-term notes, maturing in July 2028 with interest payable semiannually (the "Reset notes"). The Reset notes contained a coupon rate reset feature occurring at two ten-year intervals, July 2008 and July 2018. The Reset notes contained a coupon rate of 6.35% through the first interest reset date of July 2008. In addition, the Reset notes contained an embedded remarketing option pursuant to which a third party could call the Reset notes at par at the end of each ten-year remarketing interval, and the third party or another securities dealer could remarket the Reset notes at a reset coupon rate which would result in the third party realizing proceeds for the remarketed notes in an amount approximately equal to the discounted present value of a $250.0 million ten-year note with a coupon of 5.485%, discounted at the ten-year treasury note yield to maturity prevailing at the time of remarketing. In the event the remarketing option at the end of each remarketing interval was not exercised, the Reset note holders were required to put the Reset notes back to the Company at a price of par.

The embedded remarketing option was accounted for separately, as it was deemed a purchase by the Company of a transferable, freestanding call option from the Reset note investors and the Company's concurrent transfer of the freestanding call option to the third party. As a result, the remarketing option, which provided for the call and remarketing of the Reset notes, was in effect a contract between the third party and the Reset note holders that allowed the third party to call the Reset notes from the holders at par at the end of each ten-year remarketing interval and remarket the Reset notes. The fair value of the remarketing option purchased by the Company from the Reset note investors at the date of issuance was determined based on the amount the third party paid the Company for the remarketing option. In summary, at issuance the Company was cash neutral with respect to the remarketing option but implicitly issued the Reset notes at a premium because the investors purchased the Reset notes from the Company simultaneous with the Company purchasing the remarketing option from the investors (which the Company concurrently monetized by selling it to a third party). As a result, the Reset notes carried a premium at issuance, and the Company recognized no gain or loss upon issuance of the Reset notes.

In connection with the issuance of the Reset notes in July 1998, the Company entered into an agreement with the third party that afforded the Company the right to purchase the remarketing option from the third party at the end of each ten-year remarketing interval at its then fair value in order to avoid the remarketing of the Reset notes. The Company exercised this right in July 2008 to avoid the third party calling and remarketing the Reset notes. The Company redeemed the $250.0 million of Reset notes in July 2008 because prevailing interest rates as of the July 2008 remarketing date would have resulted in the third party exercising the remarketing option and calling the Reset notes at par, and the Reset notes subsequently being remarketed. The Reset notes would have been remarketed at a premium to par in order for the third party to realize the discounted present value described above in the remarketing. A note priced at a premium to par would carry a coupon rate greater than the rate carried by a security priced at par. Accordingly, the coupon rate arising from a potential remarketing was estimated to approximate 9.0%, exceeding the Company's then incremental borrowing rate of 6.25% for comparable debt. To achieve a lower net cost of borrowing, in July 2008, the Company redeemed the Reset notes and recorded a loss on extinguishment of the Reset notes of $52.2 million associated with the purchase of the embedded remarketing option from the third party.

The Company did not have any Reset notes outstanding as of December 31, 2009.

Pension Obligations

The Company has adopted and sponsors pension plans in the U.S. and in various other countries. The Company's ongoing funding requirements for its pension plans are largely dependent on the value of each of the plan's assets and the investment returns realized on plan assets. In 2009, the Company made a $75.0 million voluntary cash contribution to its primary U.S. defined benefit pension plan in order to improve the overall funded status of the plan. The Company expects to contribute approximately $33.0 million to its pension plans in 2010.

Future increases or decreases in pension liabilities and required cash contributions are highly dependent on changes in interest rates and the actual return on plan assets. The Company determines its plan asset investment mix, in part, on the duration of each plan's liabilities. To the extent each plan's assets decline in value or do not generate the returns expected by the Company, the Company may be required to make contributions to the pension plans to ensure the pension obligations are adequately funded as required by law or mandate.

Dividends

In the first quarter of 2009, the Company reduced the quarterly dividend payable on its common stock from $0.21 per share to $0.05 per share to improve liquidity and maintain its current investment-grade credit rating. The payment of dividends to holders of the Company's common stock remains at the discretion of the Board of Directors and will depend upon many factors, including the Company's financial condition, earnings, legal requirements and other factors the Board of Directors deems relevant.

Credit Ratings

The Company's credit ratings are periodically reviewed by rating agencies. The Company's current senior debt credit ratings from Moody's Investors Service, Standard & Poor's and Fitch Ratings are Baa3, BBB- and BBB, respectively. Its current short-term debt credit ratings from Moody's Investors Service, Standard & Poor's and Fitch Ratings are P-3, A-3 and F-2, respectively. Standard & Poor's has a stable outlook, and Moody's and Fitch maintain a negative outlook on their ratings. Changes in the Company's operating results, cash flows or financial position could impact the ratings assigned by the various rating agencies. The ratings from credit agencies are not recommendations to buy, sell or hold the Company's securities, and each rating should be evaluated independently of any other rating. Refer to Item 1A. Risk Factors for a more detailed discussion of the Company's credit ratings.

Outlook

For the year ending December 31, 2010, the Company expects to generate cash flows from operations of more than $500.0 million after restructuring cash payments of approximately $70.0 million to $80.0 million. The Company plans to fund capital expenditures of approximately $160.0 million, which include expenditures associated with the implementation of SAP.

Overall, the Company believes that available cash and cash equivalents, cash flows generated from future operations, access to capital markets and availability under the Revolver and new receivables facility will be adequate to support the cash needs of existing businesses. The Company plans to use available cash to repay debt maturities as they come due, including $105.1 million of medium-term notes that mature in May 2010 and a $100.0 million principal payment due under the Term Loan in September 2010.

Resolution of Income Tax Contingencies

In 2009, 2008 and 2007, the Company recorded $3.1 million, $29.9 million and $41.3 million, respectively, in net income tax benefits as a result of the favorable resolution of certain tax matters with the IRS, the settlement of certain tax contingency reserves, the reversal of a valuation allowance, the expiration of the statute of limitations on certain tax matters and the reorganization of certain legal entities in Europe. These benefits are reflected in the Company's 2009, 2008 and 2007 Consolidated Statements of Operations. The ultimate resolution of outstanding tax matters may be different than that reflected in the historical income tax provisions and accruals, which may adversely impact future operating results and cash flows.

CONTRACTUAL OBLIGATIONS, COMMITMENTS AND OFF-BALANCE SHEET ARRANGEMENTS

The Company has outstanding debt obligations maturing at various dates through 2028. Certain other items, such as purchase commitments and other executory contracts, are not recognized as liabilities in the Company's consolidated financial statements but are required to be disclosed. Examples of items not recognized as liabilities in the Company's consolidated financial statements are commitments to purchase raw materials or inventory that has not yet been received as of December 31, 2009 and future minimum lease payments for the use of property and equipment under operating lease agreements.

The following table summarizes the effect that lease and other material contractual obligations are expected to have on the Company's cash flow in the indicated period. In addition, the table reflects the timing of principal and interest payments on borrowings outstanding as of December 31, 2009. Additional details regarding these obligations are provided in the Notes to Consolidated Financial Statements *(in millions)*:

	Payments Due by Period				
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Debt [1]	$ 2,508.8	$ 493.5	$ 517.3	$ 506.2	$ 991.8
Interest on debt [2]	1,165.2	144.5	264.6	244.8	511.3
Operating lease obligations [3]	404.3	96.5	137.7	79.4	90.7
Purchase obligations [4]	414.6	340.9	73.7	—	—
Total contractual obligations [5]	$ 4,492.9	$ 1,075.4	$ 993.3	$ 830.4	$ 1,593.8

(1) Amounts represent contractual obligations based on the earliest date that the obligation may become due, excluding interest, based on borrowings outstanding as of December 31, 2009. The carrying value of the $345.0 million of convertible senior notes is included in the table as due within one year since the convertible senior notes are convertible as of December 31, 2009. Provisions of the convertible senior notes entitle the holders to convert their notes during specified periods if certain conditions are met, and since such conditions were met, the convertible senior notes are convertible during the quarter ended March 31, 2010. The convertible senior notes may be convertible in future periods and mature in March 2014 if not earlier converted. For further information relating to these obligations, see Footnote 9 of the Notes to Consolidated Financial Statements.

(2) Amounts represent estimated interest payable on borrowings outstanding as of December 31, 2009, excluding the impact of interest rate swaps that adjust the fixed rate to a floating rate for $1.0 billion of medium-term notes. Interest on floating-rate debt was estimated using the rate in effect as of December 31, 2009. For further information, see Footnote 9 of the Notes to Consolidated Financial Statements.

(3) Amounts represent contractual minimum lease obligations on operating leases as of December 31, 2009. For further information relating to these obligations, see Footnote 12 of the Notes to Consolidated Financial Statements.

(4) Primarily consists of purchase commitments entered into as of December 31, 2009 for finished goods, raw materials, components and services pursuant to legally enforceable and binding obligations, which include all significant terms.

(5) Total does not include contractual obligations reported on the December 31, 2009 balance sheet as current liabilities, except for current portion of long-term debt and short-term debt.

The Company also has liabilities for uncertain tax positions and unrecognized tax benefits. As a large taxpayer, the Company is under continual audit by the IRS and other taxing authorities on several open tax positions, and it is possible that the amount of the liability for uncertain tax positions and unrecognized tax benefits could change in the coming year. While it is possible that one or more of these examinations may be resolved in the next year, the Company is not able to reasonably estimate the timing or the amount by which the liability will increase or decrease over time; therefore, the $191.6 million in unrecognized tax benefits, including interest and penalties, at December 31, 2009 is excluded from the preceding table. See Footnote 16 of the Notes to Consolidated Financial Statements for additional information.

Additionally, the Company has obligations with respect to its pension and postretirement medical benefit plans which are excluded from the preceding table. The timing and amounts of the funding requirements are uncertain because they are dependent on interest rates and actual returns on plan assets, among other factors. As of December 31, 2009, the Company had liabilities related to its unfunded and underfunded pension and postretirement benefit plans of $594.7 million. See Footnote 13 of the Notes to Consolidated Financial Statements for further information.

As of December 31, 2009, the Company had $59.4 million in standby letters of credit primarily related to the Company's self-insurance programs, including workers' compensation, product liability and medical. See Footnote 20 of the Notes to Consolidated Financial Statements for further information.

As of December 31, 2009, the Company did not have any significant off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

CRITICAL ACCOUNTING POLICIES

The Company's accounting policies are more fully described in Footnote 1 of the Notes to Consolidated Financial Statements. As disclosed in that footnote, the preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying footnotes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results inevitably will differ from those estimates, and such differences may be material to the Consolidated Financial Statements. The following sections describe the Company's critical accounting policies.

Sales Recognition

Sales of merchandise and freight billed to customers are recognized when title passes and all substantial risks of ownership change, which generally occurs either upon shipment or upon delivery based upon contractual terms. Sales are net of provisions for cash discounts, returns, customer discounts (such as volume or trade discounts), cooperative advertising and other sales-related discounts.

Recovery of Accounts Receivable

The Company evaluates the collectibility of accounts receivable based on a combination of factors. When aware of a specific customer's inability to meet its financial obligations, such as in the case of bankruptcy filings or deterioration in the customer's operating results or financial position, the Company records a specific reserve for bad debt to reduce the related receivable to the amount the Company reasonably believes is collectible. The Company also records reserves for bad debt for all other customers based on a variety of factors, including the length of time the receivables are past due and historical collection experience. Accounts are reviewed for potential write-off on a case by case basis. Accounts deemed uncollectible are written off, net of expected recoveries. If circumstances related to specific customers change, the Company's estimates of the recoverability of receivables could be further adjusted.

Inventory Reserves

The Company reduces its inventory value for estimated obsolete and slow-moving inventory in an amount equal to the difference between the cost of inventory and the net realizable value based upon assumptions about future demand and market conditions. Provisions for excess and obsolete inventories, including shrink reserves, totaled $57.0 million, $79.0 million and $41.8 million in 2009, 2008 and 2007, respectively, and are included in cost of products sold. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Goodwill and Other Indefinite-Lived Intangible Assets

The Company performs its impairment testing of goodwill at a reporting unit level, and all of the Company's goodwill is assigned to the Company's reporting units. Reporting units are one level below the operating segment level. In connection with the Company's realignment of its businesses under a Global Business Unit ("GBU") structure, the Company redefined its reporting units, where necessary, to align with the GBU structure effective January 1, 2009. Reporting units in the Office Products segment and certain reporting units in the Tools, Hardware & Commercial Products segment that were geographically aligned were impacted by the realignment. The goodwill of these geographically aligned reporting units was reallocated to reporting units defined under the GBU structure on a relative fair value basis. The Company has not had any other material changes to the reporting units identified and used to test goodwill for impairment since January 1, 2006 due to restructuring activities or otherwise. Acquired businesses, including goodwill arising from such transactions, are integrated into the Company's existing reporting units.

After the realignment of the reporting units and the reallocation of goodwill, the Company had 13 reporting units with total goodwill of $2.7 billion as of January 1, 2009. Five of the Company's 13 reporting units accounted for approximately 70% of the Company's total goodwill. These five reporting units were as follows: Baby & Parenting Essentials; Rubbermaid Commercial Products; Industrial Products & Services; Markers, Highlighters, Art & Office Organization; and Office Technology.

The Company conducts its annual test of impairment of goodwill as of the first day of the third quarter because it generally coincides with its annual strategic planning process. The Company also tests for impairment if events and circumstances indicate that it is more likely than not that the fair value of a reporting unit is below its carrying amount. For example, if macroeconomic factors, such as consumer demand and consumer confidence, deteriorate materially such that the Company's reporting units' projected sales and operating income decline significantly relative to previous estimates, the Company will perform an interim test to assess whether goodwill is impaired. The Company determined that no interim tests of impairment were necessary during 2009, due to declining macroeconomic conditions, significant reductions in reporting units' expected sales and profitability, or otherwise.

In the Company's goodwill impairment testing, if the carrying amount of a reporting unit is greater than its fair value, impairment may be present. Estimates made by management in performing its impairment testing can impact whether or not an impairment charge is necessary and the magnitude of the impairment charge to the extent one is recorded. The Company uses multiple valuation approaches in its impairment testing, each of which requires estimates to arrive at an estimate of fair value. For the Company's reporting units that are stable businesses and have a history and track record of generating positive operating income and cash flows, the Company relies on a multiple of earnings approach to assess their fair value. The material assumptions used to value a reporting unit using this approach are the reporting units' estimated financial performance for the remainder of the year and the applicable multiple to apply to earnings before interest, taxes, depreciation and amortization ("EBITDA"). The estimated financial performance for the remainder of the year is based on the Company's internal forecasting process. To determine the EBITDA multiple, the Company obtains information from third parties on EBITDA multiples observed for recent acquisitions and other transactions in the marketplace for comparable businesses. The Company evaluates the EBITDA multiples used for the reporting units relative to the Company's market capitalization plus an equity control premium. The equity control premium is defined as the sum of the individual reporting units' estimated market values compared to the Company's market value, with the sum of the individual values typically being larger than the market value of the Company. The Company considers premiums paid by acquirers of comparable businesses to determine the reasonableness of the implied control premium.

The EBITDA multiple observed in the marketplace for recent transactions ranged from 9 to 11 for the annual impairment test as of July 1, 2009. For the July 1, 2009 impairment test, the Company adjusted the EBITDA multiples from the observed multiples, generally to multiples ranging from 6 to 12 so that the aggregate value of all reporting units relative to the Company's total market value resulted in a reasonable implied equity control premium. The Company considers several factors in estimating the EBITDA multiple applicable to each reporting unit, including the reporting unit's market position, brand awareness, gross and operating margins, and prospects for growth, among other factors. After adjusting the EBITDA multiples for the reporting units, no potential goodwill impairment was indicated for reporting units for which this approach was used. Furthermore, the Company's equity market value at July 1, 2009 of approximately $3.0 billion was significantly in excess of its book value of stockholders' equity of approximately $1.8 billion. For the impairment test as of July 1, 2009, if each reporting unit's EBITDA multiple were reduced by 0.5 from the 6 to 12 multiple used for each reporting unit, all reporting units where the EBITDA multiple approach was used to value the reporting unit would have passed step one of the goodwill impairment test.

The Company relies on a discounted cash flow approach to value reporting units in certain circumstances, such as when the reporting unit is growing at a significantly slower rate than planned, is declining at a significantly faster rate than the overall market, has experienced significant losses, is in a stage of hyper-growth, is executing significant restructuring efforts, or is in a stage of development where it has not yet fully realized the benefits of scale and operating efficiencies. The Company used the discounted cash flow approach to value three of its reporting units for the annual impairment test as of July 1, 2009, Industrial Products & Services, Everyday Writing and Fine Writing, because these reporting units are executing significant restructuring projects or the reporting unit's financial results are significantly impacted by economic cycles. The material assumptions used to value a reporting unit using the discounted cash flow approach are the future financial performance and cash flows of the reporting unit, the discount rate, and the working capital investment required. Estimates of future financial performance include estimates of future sales growth rates, raw material costs, currency fluctuations, and operating efficiencies to be realized. The Company determines a discount rate based on an estimate of a reasonable risk-adjusted return an investor would expect to realize on an investment in the reporting unit. In using the discounted cash flow approach to value reporting units in 2009, the Company generally used average compound long-term sales growth rates ranging from 2% to 3%, average operating margins ranging from 13% to 26%,

and discount rates ranging from 11% to 12%. The Company concluded these three reporting units passed step one of the goodwill impairment test based on the values determined using the discounted cash flow approach.

If the estimated fair value of a reporting unit is less than its carrying value, the Company measures the amount of goodwill impairment, if any, based on the estimated fair value of the underlying assets and liabilities of the reporting unit, including any unrecognized intangible assets, and estimates the implied fair value of goodwill. The Company identifies unrecognized intangible assets, such as trade names and customer relationships, and uses discounted cash flow models to estimate the values of the reporting unit's recognized and unrecognized intangible assets. The estimated values of the reporting unit's intangible assets and net tangible assets are deducted from the reporting unit's total fair value to determine the implied fair value of goodwill. An impairment charge is recognized to the extent the recorded goodwill exceeds the implied fair value of goodwill.

If the discount rates used to estimate the fair value of the Industrial Products & Services, Everyday Writing and Fine Writing reporting units increased 100 basis points, the estimated fair values of the reporting units would have declined by $63 million, $63 million, and $30 million, respectively. If the discount rates were increased by 100 basis points, all three reporting units would still have passed step one of the goodwill impairment test.

The Company has one reporting unit, Baby & Parenting Essentials, whose estimated fair value at July 1, 2009 exceeded net assets by less than 10% of the reporting unit's net assets using the adjusted EBITDA multiple or discounted cash flow value, as applicable. The Baby & Parenting Essentials reporting unit has goodwill of $416 million as of July 1, 2009. If the EBITDA multiple used to estimate the fair value of Baby & Parenting Essentials reporting unit were reduced by 1.0, the estimated fair value of the reporting unit would have been approximately 1% less than the net assets of the reporting unit. Additional valuation procedures would have been required to determine whether Baby & Parenting Essentials' goodwill was impaired, and to the extent goodwill was impaired, the magnitude of the impairment charge.

The Company continues to implement specific restructuring projects and business and operational strategies to further strengthen the profitability of Baby & Parenting Essentials. The Company continues to monitor whether these initiatives are being executed as planned and improve its financial performance. To the extent the Company is not successful in implementing these projects and strategies, it is possible the Company would record goodwill impairment charges associated with Baby & Parenting Essentials in future periods. Baby & Parenting Essentials has been adversely impacted by recently enacted child safety legislation in North America and continues to integrate two acquired international businesses. Baby & Parenting Essentials has undertaken and is executing restructuring projects to reduce supply chain costs and administrative overhead worldwide and has taken steps to minimize the impact inflation has on its operating results, and to reduce inventories. These efforts are being taken to reduce the working capital investment required in the short-term and improve profitability over the mid- to long-term.

The Company's indefinite-lived intangible assets totaled $320 million as of July 1, 2009. The Company assesses the fair value of its indefinite-lived intangible assets using a discounted cash flow model based on royalties estimated to be derived in the future use of the asset were the Company to license the use of the trademark or trade name. An impairment charge for indefinite-lived intangible assets is recorded if the carrying amount of an indefinite-lived intangible asset exceeds the estimated fair value on the measurement date. The Company completed its annual impairment test of indefinite-lived intangible assets as of July 1, 2009 and concluded none of the assets were impaired.

The Company considers qualitative and quantitative factors in determining whether impairment testing of the trademark and trade name assets is necessary at dates other than the annual impairment testing date, such as whether the Company has plans to abandon or significantly reduce the use of a trademark or trade names. Based on consideration of these factors, the Company determined that no impairment indicators have been present, and therefore, impairment testing as of a date other than July 1, 2009 is not required.

See Footnote 7 of the Notes to Consolidated Financial Statements for further information.

The Company cannot predict the occurrence of events that might adversely affect the reported value of goodwill and other intangible assets. Such events may include, but are not limited to, strategic decisions made in response to economic and competitive conditions, the impact of the economic environment on the Company's customer base and net sales, a material negative change in its relationships with significant customers or sustained declines in the Company's market capitalization relative to its reported stockholders' equity. The Company periodically evaluates the impact of economic and other conditions on the Company and its reporting units to assess whether impairment indicators are present.

Capitalized Software Costs

The Company capitalizes costs associated with internal-use software during the application development stage after both the preliminary project stage has been completed and the Company's management has authorized and committed to funding for further project development. Capitalized internal-use software costs include: (i) external direct costs of materials and services consumed in developing or obtaining the software; (ii) payroll and payroll-related costs for employees who are directly associated with and who devote time directly to the project; and (iii) interest costs incurred while developing the software. Capitalization of these costs ceases no later than the point at which the project is substantially complete and ready for its intended purpose. The Company expenses as incurred research and development, general and administrative, and indirect costs associated with internal-use software. In addition, the Company expenses as incurred training, maintenance and other internal-use software costs incurred during the post-implementation stage. Costs associated with upgrades and enhancements of internal-use software are only capitalized if such modifications result in additional functionality of the software. Capitalized software costs were $185.9 million at December 31, 2009. Capitalized interest costs included in capitalized software were not material as of December 31, 2009.

The Company amortizes internal-use software costs using the straight-line method over the estimated useful life of the software, which typically ranges from three to 12 years. Capitalized software costs are evaluated annually for indicators of impairment including but not limited to a significant change in available technology or the manner in which the software is being used. Impaired items are written down to their estimated fair values.

Other Long-Lived Assets

The Company continuously evaluates if impairment indicators related to its property, plant and equipment and other long-lived assets are present. These impairment indicators may include a significant decrease in the market price of a long-lived asset or asset group, a significant adverse change in the extent or manner in which a long-lived asset or asset group is being used or in its physical condition, or a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a forecast that demonstrates continuing losses associated with the use of a long-lived asset or asset group. If impairment indicators are present, the Company estimates the future cash flows for the asset or group of assets. The sum of the undiscounted future cash flows attributable to the asset or group of assets is compared to their carrying amount. The cash flows are estimated utilizing various assumptions regarding future revenue and expenses, working capital, and proceeds from asset disposals on a basis consistent with the Company's strategic plan. If the carrying amount exceeds the sum of the undiscounted future cash flows, the Company discounts the future cash flows using a discount rate required for a similar investment of like risk and records an impairment charge as the difference between the fair value and the carrying value of the asset group. Generally, the Company performs its testing of the asset group at the product-line level, as this is the lowest level for which identifiable cash flows are available.

Product Liability Reserves

The Company has a self-insurance program for product liability that includes reserves for self-retained losses and certain excess and aggregate risk transfer insurance. The Company uses historical loss experience combined with actuarial evaluation methods, review of significant individual files and the application of risk transfer programs in determining required product liability reserves. The Company's actuarial evaluation methods take into account claims incurred but not reported when determining the Company's product liability reserve. The Company has product liability reserves of $47.3 million as of December 31, 2009. While the Company believes that it has adequately reserved for these claims, the ultimate outcome of these matters may exceed the amounts recorded by the Company, and such additional losses may be material to the Company's Consolidated Financial Statements.

Legal and Environmental Reserves

The Company is subject to losses resulting from extensive and evolving federal, state, local, and foreign laws and regulations, as well as contract and other disputes. The Company evaluates the potential legal and environmental losses relating to each specific case and determines the probable loss based on historical experience and estimates of cash flows for certain environmental matters. The estimated losses take into account anticipated costs associated with investigative and remediation efforts where an assessment has indicated that a probable liability has been incurred and the cost can be reasonably estimated. No insurance recovery is taken into account in determining the Company's cost estimates or reserve, nor do the Company's cost estimates or reserve reflect any discounting for present value purposes, except with respect to long-term operations and maintenance Comprehensive Environmental Response, Compensation and Liability ("CERCLA") matters which are estimated at present value. The Company's estimate of environmental response costs associated with these matters as of December 31, 2009 ranged between $10.7 million and $26.9 million. As of December 31, 2009, the Company had a reserve of $15.5 million for such environmental response costs in the aggregate, which is included in other accrued liabilities and other noncurrent liabilities in the Consolidated Balance Sheet.

Income Taxes

In accordance with relevant authoritative guidance, the Company accounts for deferred income taxes using the asset and liability approach. Under this approach, deferred income taxes are recognized based on the tax effects of temporary differences between the financial statement and tax bases of assets and liabilities, as measured by current enacted tax rates. Valuation allowances are recorded to reduce the deferred tax assets to an amount that will more likely than not be realized. No provision is made for the U.S. income taxes on the undistributed earnings of non-U.S. subsidiaries as substantially all such earnings are permanently reinvested.

The Company's income tax provisions are based on calculations and assumptions that are subject to examination by the IRS and other tax authorities. Although the Company believes that the positions taken on previously filed tax returns are reasonable, it has established tax and interest reserves in recognition that various taxing authorities may challenge the positions taken, which could result in additional liabilities for taxes and interest. The Company regularly reviews its deferred tax assets for recoverability considering historical profitability, projected future taxable income, the expected timing of the reversals of existing temporary differences and tax planning strategies.

For uncertain tax positions, the Company applies the provisions of relevant authoritative guidance, which requires application of a "more likely than not" threshold to the recognition and derecognition of tax positions. The Company's ongoing assessments of the more likely than not outcomes of tax authority examinations and related tax positions require significant judgment and can increase or decrease the Company's effective tax rate as well as impact operating results. See Footnote 16 of the Notes to Consolidated Financial Statements for further information.

Pensions and Other Postretirement Benefits

Pension and other postretirement benefit costs and liabilities are dependent on assumptions used in calculating such amounts. The primary assumptions include factors such as discount rates, health care cost trend rates, expected return on plan assets, mortality rates and rate of compensation increases, as discussed below:

- *Discount rates*: The Company generally estimates the discount rate for its pension and other postretirement benefit obligations using an iterative process based on a hypothetical investment in a portfolio of high-quality bonds that approximate the estimated cash flows of the pension and other postretirement benefit obligations. The Company believes this approach permits a matching of future cash outflows related to benefit payments with future cash inflows associated with bond coupons and maturities.
- *Health care cost trend rate*: The Company's health care cost trend rate is based on historical retiree cost data, near-term health care outlook and industry benchmarks and surveys.
- *Expected return on plan assets*: The Company's expected return on plan assets is derived from reviews of asset allocation strategies and historical and anticipated future long-term performance of individual asset classes. The Company's analysis gives consideration to historical returns and long-term, prospective rates of return.
- *Mortality rates*: Mortality rates are based on actual and projected plan experience.
- *Rate of compensation increase*: The rate of compensation increases reflects the Company's long-term actual experience and its outlook, including consideration of expected rates of inflation.

In accordance with generally accepted accounting principles, actual results that differ from the assumptions are accumulated and amortized over future periods, and therefore, generally affect recognized expense and the recorded obligation in future periods. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect the Company's pension and other postretirement plan obligations and future expense. See Footnote 13 of the Notes to Consolidated Financial Statements for additional information on the assumptions used. The following tables summarize the Company's pension and other postretirement plan assets and obligations included in the Consolidated Balance Sheet as of December 31, 2009 *(in millions)*:

	U.S.	International
Pension plan assets and obligations, net:		
Prepaid benefit cost	$ —	$ 3.5
Accrued current benefit cost	(11.7)	(4.0)
Accrued noncurrent benefit cost	(322.2)	(88.7)
Net liability recognized in the Consolidated Balance Sheet	$ (333.9)	$ (89.2)

	U.S.
Other postretirement benefit obligations:	
Accrued current benefit cost	$ (16.0)
Accrued noncurrent benefit cost	(152.1)
Liability recognized in the Consolidated Balance Sheet	$ (168.1)

The following table summarizes the net pre-tax cost associated with pensions and other postretirement benefit obligations in the Consolidated Statement of Operations for the year ended December 31, *(in millions)*:

	2009	2008	2007
Net pension cost	**$ 18.1**	$ 18.3	$ 14.4
Net postretirement benefit costs	**8.7**	8.8	10.1
Total	**$ 26.8**	$ 27.1	$ 24.5

The Company used weighted-average discount rates of 6.2% and 6.3% to determine the expenses for 2009 for the pension and postretirement plans, respectively. The Company used a weighted-average expected return on assets of 7.3% to determine the expense for the pension plans for 2009. The following table illustrates the sensitivity to a change in certain assumptions for the pension and postretirement plan expenses, holding all other assumptions constant *(in millions)*:

	Impact on 2009 Expense
25 basis point decrease in discount rate	**+$0.9**
25 basis point increase in discount rate	**-$0.5**
25 basis point decrease in expected return on assets	**+$2.6**
25 basis point increase in expected return on assets	**-$2.6**

The total projected benefit obligations of the Company's pension and postretirement plans as of December 31, 2009 were $1.41 billion and $168.1 million, respectively. The Company used weighted-average discount rates of 5.7% and 5.8% to determine the projected benefit obligations for the pension and postretirement plans, respectively, as of December 31, 2009. The following table illustrates the sensitivity to a change in certain assumptions for the projected benefit obligation for the pension and postretirement plans, holding all other assumptions constant *(in millions)*:

	December 31, 2009 Impact on PBO
25 basis point decrease in discount rate	**+$49.1**
25 basis point increase in discount rate	**-$46.6**

The Company has $418.4 million (after-tax) of net unrecognized pension and other postretirement losses ($625.1 million pre-tax) included as a reduction to stockholders' equity at December 31, 2009. The unrecognized gains and losses primarily result from changes to life expectancies and other actuarial assumptions, changes in discount rates as well as actual returns on plan assets being more or less than expected. The unrecognized gain (loss) for each plan is amortized to expense over the average life of each plan. The net amount amortized to expense totaled $7.3 million (pre-tax) in 2009, and amortization of unrecognized net losses is expected to continue to result in increases in pension and other postretirement plan expenses for the foreseeable future. Changes in actuarial assumptions, actual returns on plan assets and changes in the actuarially determined average life of the plans impact the amount of unrecognized gain (loss) recognized as expense annually.

NEW ACCOUNTING PRONOUNCEMENTS

In June 2009, the Financial Accounting Standards Board ("FASB") issued authoritative guidance changing the way entities account for securitizations and other transfers of financial instruments. In addition to increased disclosure, this guidance eliminates the concept of qualifying special purpose entities and changes the test for consolidation of variable interest entities. This guidance is effective for the Company on January 1, 2010. The adoption of the authoritative guidance is not expected to have a material impact on the Company's financial statements.

INTERNATIONAL OPERATIONS

For the years ended December 31, 2009, 2008 and 2007, the Company's non-U.S. businesses accounted for approximately 30%, 31% and 28% of net sales, respectively (see Footnote 19 of the Notes to Consolidated Financial Statements). Changes in both U.S. and non-U.S. net sales are shown below for the year ended December 31, *(in millions, except percentages)*:

	2009	2008	2007	**2009 vs. 2008 % Change**	2008 vs. 2007 % Change
U.S.	**$ 3,881.4**	$ 4,447.2	$ 4,624.3	**(12.7)%**	(3.8)%
Non-U.S	**1,696.2**	2,023.4	1,783.0	**(16.2)**	13.5
	$ 5,577.6	$ 6,470.6	$ 6,407.3	**(13.8)%**	1.0%

The Company's Office Products segment has operations in Venezuela, and the primary currency used by the Venezuelan operations to transact business is the Venezuelan Bolivar. Through December 1, 2009, the Company used the official exchange rate in Venezuela to translate its Venezuelan operations' financial statements into U.S. Dollars, and using the official exchange rate, the Venezuelan operations generated net sales of approximately $65 million and operating income of approximately $25 million in 2009. Based on the challenges the Company has faced in repatriating Venezuelan earnings to the U.S. and other facts and circumstances, the Company adopted the parallel rate to translate its Venezuelan financial statements into U.S. Dollars effective December 1, 2009. In December 2009, the parallel exchange rate of Venezuelan Bolivars to U.S. Dollars was approximately three times the official rate. Due solely to the change in exchange rates used to translate Venezuelan Bolivar financial statements in December 2009 (i) net assets, including cash, declined approximately $30 million during the quarter ended December 31, 2009 and (ii) the Company's 2010 sales and operating income are anticipated to decline an estimated 1% and 3%, respectively, compared to the year ended December 31, 2009 due to the translation of the Venezuelan Bolivar at the parallel rate.

Effective January 1, 2010, Venezuela's economy has been characterized as highly inflationary because three-year cumulative inflation has exceeded 100%. As a result, changes in the U.S. Dollar value of the Company's Venezuelan Bolivar net assets attributable to fluctuations in the parallel rate will be recorded as gains or losses in the statement of operations rather than in other comprehensive income (loss) in stockholders' equity.

FAIR VALUE MEASUREMENTS

Fair value is a market-based measurement, not an entity-specific measurement, defined as the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date. Various valuation techniques exist for measuring fair value, including the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). These valuation techniques are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. The authoritative accounting guidance for fair value provides a hierarchy that prioritizes these two inputs to valuation techniques used to measure fair value into three broad levels.

The following is a brief description of those three levels:

- Level 1: Observable inputs such as quoted prices for identical assets or liabilities in active markets.
- Level 2: Observable inputs other than quoted prices that are directly or indirectly observable for the asset or liability, including quoted prices for similar assets or liabilities in active markets; quoted prices for similar or identical assets or liabilities in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.
- Level 3: Unobservable inputs that reflect the reporting entity's own assumptions.

The Company's assets and liabilities adjusted to fair value at least annually are its money market fund investments, included in cash and cash equivalents; mutual fund investments, included in other assets; and derivative instruments, primarily included in other assets, other accrued liabilities and other noncurrent liabilities, and these assets and liabilities are therefore subject to the measurement and disclosure requirements outlined in the authoritative guidance. The Company determines the fair value of its money market fund investments based on the values of the underlying assets (Level 2) and its mutual fund investments based on quoted market prices (Level 1). The Company generally uses derivatives for hedging purposes, and the Company's derivatives are primarily foreign currency forward contracts and interest rate swaps. The Company determines the fair value of its derivative instruments based on Level 2 inputs in the fair value hierarchy. Level 2 fair value determinations are derived from directly or indirectly observable (market based) information.

FORWARD-LOOKING STATEMENTS

Forward-looking statements in this Report are made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may relate to, but are not limited to, information or assumptions about the effects of sales (including pricing), income/(loss), earnings per share, operating income or gross margin improvements or declines, Project Acceleration, capital and other expenditures, working capital, cash flow, dividends, capital structure, debt to capitalization ratios, availability of financing, interest rates, restructuring, impairment and other charges, potential losses on divestitures, impact of changes in accounting standards, pending legal proceedings and claims (including environmental matters), future economic performance, costs and cost savings (including raw material and sourced product inflation, productivity and streamlining), synergies, management's plans, goals and objectives for future operations, performance and growth or the assumptions relating to any of the forward-looking statements. These statements generally are accompanied by words such as "intend," "anticipate," "believe," "estimate," "project," "target," "plan," "expect," "will," "should," "would" or similar statements. The Company cautions that forward-looking statements are not guarantees because there are inherent difficulties in predicting future results. Actual results could differ materially from those expressed or implied in the forward-looking statements. Important factors that could cause actual results to differ materially from those suggested by the forward-looking statements include, but are not limited to, the Company's dependence on the strength of retail, commercial and industrial sectors of the economy in light of the global economic slowdown; currency fluctuations; competition with other manufacturers and distributors of consumer products; major retailers' strong bargaining power; changes in the prices of raw materials and sourced products and the Company's ability to obtain raw materials and sourced products in a timely manner from suppliers; the Company's ability to develop innovative new products and to develop, maintain and strengthen its end-user brands; the Company's ability to expeditiously close facilities and move operations while managing foreign regulations and other impediments; the Company's ability to manage successfully risks associated with divesting or discontinuing businesses and product lines; the Company's ability to implement successfully information technology solutions throughout its organization; the Company's ability to improve productivity and streamline operations; the Company's ability to refinance short-term debt on terms acceptable to it, particularly given the uncertainties in the global credit markets; changes to the Company's credit ratings; significant increases in the funding obligations related to the Company's pension plans due to declining asset values or otherwise; the imposition of tax liabilities greater than the Company's provisions for such matters; significant increases in costs to comply with changes in legal, employment, tax, environmental and other laws and regulations; the risks inherent in the Company's foreign operations and those matters set forth in this Report generally and Item 1A to the Company's Annual Report on Form 10-K for the year ended December 31, 2009. In addition, there can be no assurance that the Company has correctly identified and assessed all of the factors affecting the Company or that the publicly available and other information the Company receives with respect to these factors is complete or correct.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

MARKET RISK

The Company's market risk is impacted by changes in interest rates, foreign currency exchange rates and certain commodity prices. Pursuant to the Company's policies, natural hedging techniques and derivative financial instruments may be utilized to reduce the impact of adverse changes in rates and prices. The Company does not hold or issue derivative instruments for trading purposes.

Interest Rates

Interest rate risk is present with both fixed- and floating-rate debt. The Company manages its interest rate exposure through its mix of fixed- and floating-rate debt and its conservative debt ratio target. Interest rate swap agreements designated as fair value hedges are used to mitigate the Company's exposure to changes in the fair value of fixed-rate debt resulting from fluctuations in benchmark interest rates. Accordingly, benchmark interest rate fluctuations impact the fair value of the Company's fixed-rate debt, which are offset by corresponding changes in the fair value of the swap agreements. Interest rate swaps may also be used to adjust interest rate exposures when appropriate based on market conditions, and for qualifying hedges, the interest differential of swaps is included in interest expense. Excluding debt for which a fixed rate has been swapped for a floating rate, fixed-rate debt represented approximately 45.0% of the Company's $2.51 billion of total debt as of December 31, 2009.

Foreign Currency Exchange Rates

The Company is exposed to foreign currency risk in the ordinary course of business since a portion of the Company's sales, expenses and operating transactions is conducted on a global basis in various foreign currencies. To the extent that business transactions are not denominated in the functional currency of the entity entering into the transaction, the Company is exposed to transactional foreign currency exchange rate risk. The Company's foreign exchange risk management policy emphasizes hedging anticipated intercompany and third-party commercial transaction exposures of one-year duration or less. The Company uses foreign exchange forward contracts as economic hedges for commercial transactions and to offset the future impact of gains and losses resulting from changes in the expected amount of functional currency cash flows to be received or paid upon settlement of the anticipated intercompany and third party commercial transactions. Gains and losses related to the settlement of qualifying hedges of commercial and intercompany transactions are deferred and included in the basis of the underlying transactions. The Company also uses natural hedging techniques such as offsetting or netting like foreign currency flows and denominating contracts in the appropriate functional currency.

The Company also incurs gains and losses recorded within shareholders' equity due to the translation of the financial statements from the functional currency of its subsidiaries to U.S. Dollars. The Company utilizes capital structures of foreign subsidiaries combined with forward contracts to minimize its exposure to foreign currency risk. The Company may hedge portions of its net investments in foreign subsidiaries, including intercompany loans, with forward contracts and cross-currency hedges. Gains and losses related to qualifying forward exchange contracts and cross-currency hedges, which are generally used to hedge intercompany loans and net investments in foreign subsidiaries, are recognized in other comprehensive income (loss).

Commodity Prices

The Company purchases certain raw materials, including resin, corrugate, steel, stainless steel, aluminum and other metals, which are subject to price volatility caused by unpredictable factors. The Company's resin purchases are principally comprised of polyethylene and polypropylene in roughly equal quantities. While future movements of raw material costs are uncertain, a variety of programs, including periodic raw material purchases, purchases of raw materials for future delivery and customer price adjustments help the Company address this risk. Where practical, the Company uses derivatives as part of its risk management process.

Financial Instruments

In managing the impact of interest rate changes and foreign currency fluctuations, the Company uses interest rate swaps, foreign currency forward contracts and cross-currency swaps. Derivatives were recorded at fair value in the Company's Consolidated Balance Sheet at December 31, 2009 as follows *(in millions)*:

Prepaid expenses and other	$ 1.3
Other assets	20.9
Other accrued liabilities	(1.5)
Other noncurrent liabilities	(2.5)

See Footnote 11 of the Notes to Consolidated Financial Statements for additional information on derivatives.

Value at Risk

The amounts shown below represent the estimated potential economic loss that the Company could incur from adverse changes in either interest rates or foreign exchange rates using the value-at-risk estimation model. The value-at-risk model uses historical foreign exchange rates and interest rates to estimate the volatility and correlation of these rates in future periods. It estimates a loss in fair market value using statistical modeling techniques that are based on a variance/covariance approach and includes substantially all market risk exposures (specifically excluding equity-method investments). The fair value losses shown in the table below represent the Company's estimate of the maximum loss that could arise in one day. The amounts presented in the table are shown as an illustration of the impact of potential adverse changes in interest and foreign currency exchange rates. The following table sets forth the one day value-at-risk as of and for the year ended December 31, *(in millions, except percentages)*:

Market Risk [1]	**2009 Average**	**December 31, 2009**	2008 Average	December 31, 2008	Confidence Level
Interest rates	**$12.2**	**$ 9.6**	$12.2	$ 9.6	95%
Foreign exchange	**$12.8**	**$12.3**	$ 8.9	$15.3	95%

(1) The Company generally does not enter into material derivative contracts for commodities; therefore, commodity price risk is not shown because the amounts are not material.

The year-over-year decrease in the end of year value-at-risk in foreign exchange is primarily due to reduced volatility in foreign exchange rates in late 2009 as well as declines in overall currency exposures. The 95% confidence interval signifies the Company's degree of confidence that actual losses would not exceed the estimated losses shown above. The amounts shown here disregard the possibility that interest rates and foreign currency exchange rates could move in the Company's favor. The value-at-risk model assumes that all movements in these rates will be adverse. Actual experience has shown that gains and losses tend to offset each other over time, and it is highly unlikely that the Company could experience losses such as these over an extended period of time. Additionally, since the Company operates globally, and therefore, among a broad basket of currencies, its foreign currency exposure is diversified. These amounts should not be considered projections of future losses, because actual results may differ significantly depending upon activity in the global financial markets.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS AND ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Newell Rubbermaid Inc. is responsible for the accuracy and internal consistency of the consolidated financial statements and footnotes contained in this annual report.

The Company's management is also responsible for establishing and maintaining adequate internal control over financial reporting. Newell Rubbermaid Inc. operates under a system of internal accounting controls designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of published financial statements in accordance with generally accepted accounting principles. The internal accounting control system is evaluated for effectiveness by management and is tested, monitored and revised as necessary. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2009. In making its assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework.*

Based on the results of its evaluation, the Company's management concluded that, as of December 31, 2009, the Company's internal control over financial reporting is effective based on those criteria.

The Company's independent registered public accounting firm, Ernst & Young LLP, has audited the financial statements prepared by the management of Newell Rubbermaid Inc. and the effectiveness of Newell Rubbermaid Inc.'s internal control over financial reporting. Their reports on the financial statements and on the effectiveness of Newell Rubbermaid Inc.'s internal control over financial reporting are presented herein.

NEWELL RUBBERMAID INC.

Atlanta, Georgia
March 1, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Newell Rubbermaid Inc.

We have audited the accompanying consolidated balance sheets of Newell Rubbermaid Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Newell Rubbermaid Inc. and subsidiaries at December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Newell Rubbermaid Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2010 expressed an unqualified opinion thereon.



Atlanta, Georgia
March 1, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders of Newell Rubbermaid Inc.

We have audited Newell Rubbermaid Inc. and subsidiaries' internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Newell Rubbermaid Inc. and subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Responsibility for Financial Statements and Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Newell Rubbermaid Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Newell Rubbermaid Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2009 of Newell Rubbermaid Inc. and subsidiaries and our report dated March 1, 2010 expressed an unqualified opinion thereon.



Atlanta, Georgia
March 1, 2010

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in millions, except per share data)

Year Ended December 31,	**2009**	2008	2007
Net sales	**$ 5,577.6**	$ 6,470.6	$ 6,407.3
Cost of products sold	**3,528.1**	4,347.4	4,150.1
Gross margin	**2,049.5**	2,123.2	2,257.2
Selling, general and administrative expenses	**1,374.6**	1,502.7	1,430.9
Impairment charges	**—**	299.4	—
Restructuring costs	**100.0**	120.3	86.0
Operating income	**574.9**	200.8	740.3
Nonoperating expenses:			
Interest expense, net of interest income of $6.3, $8.9 and $13.9 in 2009, 2008 and 2007, respectively	**140.0**	137.9	104.1
Other expense, net	**6.7**	59.1	4.2
Net nonoperating expenses	**146.7**	197.0	108.3
Income before income taxes	**428.2**	3.8	632.0
Income taxes	**142.7**	53.6	149.7
Income (loss) from continuing operations	**285.5**	(49.8)	482.3
Loss from discontinued operations, net of tax	**—**	(0.5)	(12.1)
Net income (loss)	**285.5**	(50.3)	470.2
Net income noncontrolling interests	**—**	2.0	3.1
Net income (loss) controlling interests	**$ 285.5**	$ (52.3)	$ 467.1
Weighted-average shares outstanding:			
Basic	**280.8**	279.9	278.6
Diluted	**294.4**	279.9	287.6
Earning per share:			
Basic:			
Income (loss) from continuing operations	**$ 1.02**	$ (0.18)	$ 1.72
Loss from discontinued operations	**—**	—	(0.04)
Net income (loss) controlling interests	**$ 1.02**	$ (0.18)	$ 1.68
Diluted:			
Income (loss) from continuing operations	**$ 0.97**	$ (0.18)	$ 1.72
Loss from discontinued operations	**—**	—	(0.04)
Net income (loss) controlling interests	**$ 0.97**	$ (0.18)	$ 1.67
Dividends per share	**$ 0.26**	$ 0.84	$ 0.84

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

(Amounts in millions, except par values)

December 31,	**2009**	2008
Assets		
Current Assets:		
Cash and cash equivalents	**$ 278.3**	$ 275.4
Accounts receivable, net of allowances of $42.2 for 2009 and $40.6 for 2008	**894.1**	969.3
Inventories, net	**688.2**	912.1
Deferred income taxes	**183.8**	100.4
Prepaid expenses and other	**137.7**	136.6
Total Current Assets	**2,182.1**	2,393.8
Property, plant and equipment, net	**578.1**	630.7
Goodwill	**2,754.3**	2,698.9
Other intangible assets, net	**646.2**	640.5
Other assets	**263.2**	428.6
Total Assets	**$ 6,423.9**	$ 6,792.5
Liabilities and Stockholders' Equity		
Current Liabilities:		
Accounts payable	**$ 433.6**	$ 535.5
Accrued compensation	**176.4**	79.5
Other accrued liabilities	**656.0**	858.1
Short-term debt	**0.6**	8.3
Current portion of long-term debt	**492.9**	752.7
Total Current Liabilities	**1,759.5**	2,234.1
Long-term debt	**2,015.3**	2,118.3
Deferred income taxes	**0.3**	—
Other noncurrent liabilities	**866.6**	851.5
Stockholders' Equity:		
Preferred stock, authorized shares, 10.0 at $1.00 par value	**—**	—
None issued and outstanding		
Common stock, authorized shares, 800.0 at $1.00 par value	**294.0**	293.1
Outstanding shares, before treasury:		
2009 — 294.0		
2008 — 293.1		
Treasury stock, at cost:	**(420.6)**	(418.0)
Shares held:		
2009 — 16.2		
2008 — 16.0		
Additional paid-in capital	**669.8**	606.7
Retained earnings	**1,820.7**	1,606.6
Accumulated other comprehensive loss	**(585.2)**	(502.4)
Stockholders' Equity Attributable to Parent	**1,778.7**	1,586.0
Stockholders' Equity Attributable to Noncontrolling Interests	**3.5**	2.6
Total Stockholders' Equity	**1,782.2**	1,588.6
Total Liabilities and Stockholders' Equity	**$ 6,423.9**	$ 6,792.5

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in millions)

Year Ended December 31,	**2009**	2008	2007
Operating Activities:			
Net income (loss)	**$ 285.5**	$ (50.3)	$ 470.2
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	**175.1**	183.3	177.0
Non-cash restructuring costs	**32.4**	46.2	27.7
Deferred income taxes	**14.9**	8.7	(0.9)
Loss on sale of assets	**0.5**	0.5	—
Impairment charges	—	299.4	—
Loss on disposal of discontinued operations	—	0.5	11.9
Stock-based compensation expense	**35.1**	35.6	36.4
Other, net	**20.6**	24.7	(44.7)
Changes in operating assets and liabilities, excluding the effects of acquisitions:			
Accounts receivable	**98.0**	168.3	(7.9)
Inventories	**243.1**	30.9	(53.6)
Accounts payable	**(103.6)**	(105.5)	54.0
Accrued liabilities and other	**(198.8)**	(185.2)	(14.8)
Discontinued operations	—	(2.2)	—
Net Cash Provided by Operating Activities	**$ 602.8**	$ 454.9	$ 655.3
Investing Activities:			
Acquisitions, net of cash acquired	**$ (13.7)**	$ (655.7)	$ (106.0)
Capital expenditures	**(153.3)**	(157.8)	(157.3)
Disposals of non-current assets and sales of businesses	**17.6**	9.4	(2.3)
Net Cash Used in Investing Activities	**$ (149.4)**	$ (804.1)	$ (265.6)
Financing Activities:			
Proceeds from issuance of debt, net of debt issuance costs	**$ 827.3**	$ 1,318.0	$ 420.8
Proceeds from issuance of warrants	**32.7**	—	—
Purchase of call options	**(69.0)**	—	—
Payments on notes payable and debt	**(1,113.0)**	(772.5)	(478.3)
Cash dividends	**(71.4)**	(234.5)	(234.7)
Purchase of noncontrolling interests in consolidated subsidiaries	**(29.2)**	—	—
Other, net	**(4.4)**	(5.0)	25.4
Net Cash (Used in) Provided by Financing Activities	**$ (427.0)**	$ 306.0	$ (266.8)
Currency rate effect on cash and cash equivalents	**(23.5)**	(10.6)	5.3
Increase (Decrease) in Cash and Cash Equivalents	**2.9**	(53.8)	128.2
Cash and Cash Equivalents at Beginning of Year	**275.4**	329.2	201.0
Cash and Cash Equivalents at End of Year	**$ 278.3**	$ 275.4	$ 329.2
Supplemental cash flow disclosures — cash paid during the year for:			
Income taxes, net of refunds	**$ 111.7**	$ 96.9	$ 99.0
Interest	**$ 120.6**	$ 144.2	$ 135.5

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

(Amounts in millions)

	Common Stock	Treasury Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Stockholders' Equity Attributable to Parent	Noncontrolling Interests	Total Stockholders' Equity
Balance at December 31, 2006	$291.0	$(411.6)	$505.0	$1,662.2	$(184.6)	$1,862.0	$ 5.6	$1,867.6
Net income	—	—	—	467.1	—	467.1	3.1	470.2
Foreign currency translation	—	—	—	—	28.2	28.2	—	28.2
Unrecognized pension and other postretirement benefits, net of $17.8 tax expense	—	—	—	—	26.3	26.3	—	26.3
Gain on derivative instruments, including $23.3 of tax benefits	—	—	—	—	6.9	6.9	—	6.9
Total comprehensive income						$ 528.5	$ 3.1	$ 531.6
Cash dividends on common stock	—	—	—	(234.7)	—	(234.7)	—	(234.7)
Cash dividends for noncontrolling interests	—	—	—	—	—	—	(3.6)	(3.6)
Exercise of stock options	0.9	—	21.6	—	—	22.5	—	22.5
Stock-based compensation and other	0.7	(3.5)	43.7	(0.1)	—	40.8	(2.1)	38.7
Balance at December 31, 2007	$292.6	$(415.1)	$570.3	$1,894.5	$(123.2)	$2,219.1	$ 3.0	$2,222.1
Net (loss) income	—	—	—	(52.3)	—	(52.3)	2.0	(50.3)
Foreign currency translation	—	—	—	—	(312.0)	(312.0)	—	(312.0)
Unrecognized pension and other postretirement costs, net of $87.0 of tax benefits	—	—	—	—	(107.4)	(107.4)	—	(107.4)
Gain on derivative instruments, including $22.1 of tax benefits	—	—	—	—	39.5	39.5	—	39.5
Total comprehensive loss						$ (432.2)	$ 2.0	$ (430.2)
Cash dividends on common stock	—	—	—	(234.5)	—	(234.5)	—	(234.5)
Cash dividends for noncontrolling interests	—	—	—	—	—	—	(3.0)	(3.0)
Exercise of stock options	0.1	—	2.3	—	—	2.4	—	2.4
Pension adjustment, net of $0.2 of tax benefits	—	—	—	(1.1)	0.7	(0.4)	—	(0.4)
Stock-based compensation and other	0.4	(2.9)	34.1	—	—	31.6	0.6	32.2
Balance at December 31, 2008	$293.1	$(418.0)	$606.7	$1,606.6	$(502.4)	$1,586.0	$ 2.6	$1,588.6
Net income	—	—	—	285.5	—	285.5	—	285.5
Foreign currency translation, including $10.2 of tax benefits	—	—	—	—	75.9	75.9	—	75.9
Unrecognized pension and other postretirement costs, net of $17.4 of tax benefits	—	—	—	—	(109.3)	(109.3)	—	(109.3)
Loss on derivative instruments, including $46.3 of tax expense	—	—	—	—	(49.4)	(49.4)	—	(49.4)
Total comprehensive loss						$ 202.7	$ —	$ 202.7
Cash dividends on common stock	—	—	—	(71.4)	—	(71.4)	—	(71.4)
Cash dividends for noncontrolling interests	—	—	—	—	—	—	(1.9)	(1.9)
Stock-based compensation and other	0.9	(2.6)	34.7	—	—	33.0	3.5	36.5
Purchase of call options, net of tax	—	—	(43.0)	—	—	(43.0)	—	(43.0)
Issuance and sale of warrants	—	—	32.7	—	—	32.7	—	32.7
Discount on convertible notes, net of issuance costs and tax	—	—	41.0	—	—	41.0	—	41.0
Purchase of noncontrolling interests	—	—	(2.3)	—	—	(2.3)	(0.7)	(3.0)
Balance at December 31, 2009	**$294.0**	**$(420.6)**	**$669.8**	**$1,820.7**	**$(585.2)**	**$1,778.7**	**$ 3.5**	**$1,782.2**

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOOTNOTE 1

DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Newell Rubbermaid (the "Company") is a global marketer of consumer and commercial products that touch the lives of people where they work, live and play. The Company's products are marketed under a strong portfolio of brands, including Rubbermaid®, Graco®, Aprica®, Levolor®, Calphalon®, Goody®, Sharpie®, Paper Mate®, Dymo®, Parker®, Waterman®, Irwin®, Lenox® and Technical Concepts™. The Company's multi-product offering consists of well-known name-brand consumer and commercial products in three business segments: Home & Family; Office Products; and Tools, Hardware & Commercial Products.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of the Company, its majority owned subsidiaries and variable interest entities where the Company is the primary beneficiary, after elimination of intercompany transactions.

Use of Estimates

The preparation of these financial statements requires the use of certain estimates by management in determining the Company's assets, liabilities, revenues and expenses and related disclosures. Actual results could differ from those estimates.

Reclassifications

Certain 2008 and 2007 amounts have been reclassified to conform to the 2009 presentation.

Concentration of Credit Risk

The Company sells products to customers in diversified industries and geographic regions and, therefore, has no significant concentrations of credit risk. The Company continuously evaluates the creditworthiness of its customers and generally does not require collateral.

The Company evaluates the collectibility of accounts receivable based on a combination of factors. When aware of a specific customer's inability to meet its financial obligations, such as in the case of bankruptcy filings or deterioration in the customer's operating results or financial position, the Company records a specific reserve for bad debt to reduce the related receivable to the amount the Company reasonably believes is collectible. The Company also records reserves for bad debt for all other customers based on a variety of factors, including the length of time the receivables are past due and historical collection experience. Accounts are also reviewed for potential write-off on a case-by-case basis. Accounts deemed uncollectible are written off, net of expected recoveries. If circumstances related to specific customers change, the Company's estimates of the recoverability of receivables could be further adjusted.

The Company's forward exchange contracts, cross-currency interest rate swaps, and option contracts do not subject the Company to risk due to foreign exchange rate movement, because gains and losses on these instruments generally offset gains and losses on the assets, liabilities, and other transactions being hedged. The Company is exposed to credit-related losses in the event of non-performance by counterparties to certain derivative financial instruments. The Company does not obtain collateral or other security to support derivative financial instruments subject to credit risk, but monitors the credit standing of the counterparties.

The credit exposure that results from commodity, interest rate, foreign exchange and other derivatives is the fair value of contracts with a positive fair value as of the reporting date. The credit exposure on the Company's interest rate and foreign currency derivatives at December 31, 2009 was $20.9 million and $1.2 million, respectively. The credit exposure associated with the convertible note hedge transactions is the value of the purchased call options, or $306.7 million as of December 31, 2009. The credit exposure on the Company's commodity derivatives at December 31, 2009 was immaterial.

Sales Recognition

Sales of merchandise and freight billed to customers are recognized when title passes and all substantial risks of ownership change, which generally occurs either upon shipment or upon delivery based upon contractual terms. Sales are net of provisions for cash discounts, returns, customer discounts (such as volume or trade discounts), cooperative advertising and other sales related discounts.

Cash and Cash Equivalents

Cash and cash equivalents include cash on-hand and highly-liquid investments that have a maturity of three months or less when purchased.

Inventories

Inventories are stated at the lower of cost or market value using the last-in, first-out (LIFO) or first-in, first-out (FIFO) methods (see Footnote 5 for additional information). The Company reduces its inventory value for estimated obsolete and slow moving inventory in an amount equal to the difference between the cost of inventory and the net realizable value based upon estimates about future demand and market conditions. As of December 31, 2009 and 2008, the Company's reserves for excess and obsolete inventory and shrink reserves totaled $102.1 million and $101.9 million, respectively. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Expenditures for maintenance and repairs are expensed as incurred. Depreciation expense is calculated principally on the straight-line basis. Useful lives determined by the Company are as follows: buildings and improvements (20-40 years) and machinery and equipment (3-12 years).

Goodwill and Other Indefinite-Lived Intangible Assets

The Company conducts its annual test for impairment of goodwill and indefinite-lived intangible assets in the third quarter because it coincides with its annual strategic planning process.

The Company evaluates goodwill for impairment annually at the reporting unit level, which is one level below the operating segment level. The Company also tests for impairment if events and circumstances indicate that it is more likely than not that the fair value of a reporting unit is below its carrying amount. If the carrying amount of the reporting unit is greater than the fair value, impairment may be present. The Company assesses the fair value of each reporting unit for its goodwill impairment test based on a discounted cash flow model, an earnings multiple or an actual sales offer received from a prospective buyer, if available. Estimates critical to the Company's fair value estimates using earnings multiples include the projected financial performance of the reporting unit and the applicable earnings multiple. Estimates critical to the Company's fair value estimates under the discounted cash flow model include the discount rate, projected average revenue growth, projected long-term growth rates in the determination of terminal values and product costs.

The Company measures the amount of any goodwill impairment based upon the estimated fair value of the underlying assets and liabilities of the reporting unit, including any unrecognized intangible assets, and estimates the implied fair value of goodwill. An impairment charge is recognized to the extent the recorded goodwill exceeds the implied fair value of goodwill.

The Company also evaluates indefinite-lived intangible assets (primarily trademarks and trade names) for impairment annually. The Company also tests for impairment if events and circumstances indicate that it is more likely than not that the fair value of an indefinite-lived intangible asset is below its carrying amount. Estimates critical to the Company's evaluation of indefinite-lived intangible assets for impairment include the discount rate, royalty rates used in its evaluation of trade names, projected average revenue growth and projected long-term growth rates in the determination of terminal values. An impairment charge is recorded if the carrying amount of an indefinite-lived intangible asset exceeds the estimated fair value on the measurement date.

See Footnote 7 for additional detail on goodwill and other intangible assets.

Other Long-Lived Assets

The Company tests its other long-lived assets for impairment in accordance with relevant authoritative guidance. The Company evaluates if impairment indicators related to its property, plant and equipment and other long-lived assets are present. These impairment indicators may include a significant decrease in the market price of a long-lived asset or asset group, a significant adverse change in the extent or manner in which a long-lived asset or asset group is being used or in its physical condition, or a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a forecast that demonstrates continuing losses associated with the use of a long-lived asset or asset group. If impairment indicators are present, the Company estimates the future cash flows for the asset or group of assets. The sum of the undiscounted future cash flows attributable to the asset or group of assets is compared to their carrying amount. The cash flows are estimated utilizing various projections of revenues and expenses, working capital and proceeds from asset disposals on a basis consistent with the strategic plan. If the carrying amount exceeds the sum of the undiscounted future cash flows, the Company determines the assets' fair value by discounting the future cash flows using a discount rate required for a similar investment of like risk and records an impairment charge as the difference between the fair value and the carrying value of the asset group. Generally, the Company performs its testing of the asset group at the product-line level, as this is the lowest level for which identifiable cash flows are available.

Shipping and Handling Costs

The Company records shipping and handling costs as a component of cost of products sold.

Product Liability Reserves

The Company has a self-insurance program for product liability that includes reserves for self-retained losses and certain excess and aggregate risk transfer insurance. The Company uses historical loss experience combined with actuarial evaluation methods, review of significant individual files and the application of risk transfer programs in determining required product liability reserves. The Company's actuarial evaluation methods take into account claims incurred but not reported when determining the Company's product liability reserve. While the Company believes that it has adequately reserved for these claims, the ultimate outcome of these matters may exceed the amounts recorded by the Company, and such additional losses may be material to the Company's Consolidated Financial Statements.

Product Warranties

In the normal course of business, the Company offers warranties for a variety of its products. The specific terms and conditions of the warranties vary depending upon the specific product and markets in which the products were sold. The Company accrues for the estimated cost of product warranty at the time of sale based on historical experience.

Advertising Costs

The Company expenses advertising costs as incurred. Cooperative advertising with customers is recorded in the Consolidated Financial Statements as a reduction of net sales and totaled $112.6 million, $143.2 million and $149.5 million for 2009, 2008 and 2007, respectively. All other advertising costs are recorded in selling, general and administrative expenses and totaled $139.8 million, $201.2 million and $216.5 million in 2009, 2008 and 2007, respectively.

Research and Development Costs
Research and development costs relating to both future and current products are charged to selling, general and administrative expenses as incurred. These costs totaled $118.4 million, $119.5 million and $111.2 million in 2009, 2008 and 2007, respectively.

Derivative Financial Instruments
Derivative financial instruments are generally used to manage certain commodity, interest rate and foreign currency risks. These instruments primarily include interest rate swaps, cross-currency interest rate swaps, forward exchange contracts and options. The Company's forward exchange contracts, options and cross-currency interest rate swaps do not subject the Company to exchange rate risk because gains and losses on these instruments generally offset gains and losses on the assets, liabilities, and other transactions being hedged. However, these instruments, when settled, impact the Company's cash flows from operations to the extent the underlying transaction being hedged is not simultaneously settled due to an extension, a renewal or otherwise.

On the date in which the Company enters into a derivative, the derivative is designated as a hedge of the identified exposure. The Company measures effectiveness of its hedging relationships both at hedge inception and on an ongoing basis. No material ineffectiveness was recorded on designated hedges in 2009, 2008 or 2007.

Interest Rate Risk Management
Gains and losses on interest rate swaps designated as cash flow hedges, to the extent that the hedge relationship has been effective, are deferred in other comprehensive income (loss) and recognized in interest expense over the period in which the Company recognizes interest expense on the related debt instrument. Any ineffectiveness on these instruments is immediately recognized in interest expense in the period that the ineffectiveness occurs.

Interest rate swaps designated as fair value hedges include interest rate swaps on long-term debt, cross-currency interest rate swaps and forward exchange contracts. The Company records the fair value of interest rate swaps on long-term debt as an asset or liability with a corresponding adjustment to the carrying value of the debt. Any ineffectiveness on these instruments is immediately recognized in interest expense in the period that the ineffectiveness occurs. See foreign currency management below for discussion of cross-currency interest rate swaps and forward exchange contracts.

Gains or losses resulting from the early termination of interest rate swaps are deferred as an increase or decrease to the carrying value of the related debt and amortized as an adjustment to the yield of the related debt instrument over the remaining period originally covered by the swap. The cash received or paid relating to the termination of interest rate swaps is included in other as an operating activity in the Consolidated Statements of Cash Flows.

Foreign Currency Management
The Company utilizes forward exchange contracts and options to manage foreign exchange risk related to both known and anticipated intercompany transactions and third-party commercial transaction exposures of approximately one year in duration or less. For instruments designated as cash flow hedges, the effective portion of the changes in fair value of these instruments is reported in other comprehensive income (loss) and reclassified into earnings in the same period or periods in which the hedged transactions affect earnings. Any ineffective portion is immediately recognized in earnings. For instruments designated as fair value hedges, the changes in fair value are reported in earnings, generally offsetting the change in value of the underlying instrument being hedged.

The Company has historically utilized cross-currency interest rate swaps to hedge long-term intercompany financing transactions. Gains and losses related to qualifying forward exchange contracts, which hedge certain anticipated transactions, are recognized in other comprehensive income (loss) until the underlying transaction occurs.

The fair values of foreign currency hedging instruments are recorded in the captions Prepaid expenses and other, Other assets, Other accrued liabilities or Other noncurrent liabilities in the Consolidated Balance Sheets depending on the maturity of the Company's cross-currency interest rate swaps and forward contracts at December 31, 2009 and 2008. The earnings impact of cash flow hedges relating to forecasted purchases of inventory is generally reported in cost of products sold to match the underlying transaction being hedged. For hedged forecasted transactions, hedge accounting is discontinued if the forecasted transaction is no longer probable of occurring, in which case previously deferred hedging gains or losses would be recorded to earnings immediately.

Disclosures About Fair Value of Financial Instruments
The Company's financial instruments include cash and cash equivalents, accounts receivable, accounts payable, derivative instruments, convertible note hedge instruments, notes payable and short and long-term debt. The carrying values for current financial assets and liabilities, including cash and cash equivalents, accounts receivable and accounts payable, approximate fair value due to the short maturity of such instruments. The fair values of the Company's derivative instruments are recorded in the Consolidated Balance Sheets and are disclosed in Footnote 11. The fair values of the Company's convertible note hedge instruments are disclosed in Footnote 10. The fair values of certain of the Company's short and long-term debt are based on quoted market prices and are as follows *(in millions)*:

	2009		2008	
	Fair Value	**Book Value**	Fair Value	Book Value
Medium-term notes	**$1,520.7**	**$1,426.6**	$1,418.3	$1,572.3
Preferred securities underlying the junior convertible subordinated debentures	**307.5**	**421.2**	219.0	421.2
Convertible Notes	**$ 660.3**	**$ 284.3**	N/A	N/A

The carrying amounts of all other significant debt, including the term loan, approximate fair value. The term loan is not publicly traded and accordingly, the fair value of this instrument was determined using a discounted cash flow model and market rates of interest as of December 31, 2009.

Foreign Currency Translation

Assets and liabilities of foreign subsidiaries are translated into U.S. dollars at the rates of exchange in effect at year-end. The related translation adjustments are made directly to accumulated other comprehensive income (loss). Income and expenses are translated at the average monthly rates of exchange in effect during the year. Gains and losses from foreign currency transactions of these subsidiaries are included in net income (loss). International subsidiaries operating in highly inflationary economies remeasure nonmonetary assets at historical rates, while net monetary assets are remeasured at current rates, with the resulting remeasurememt adjustment included in net income (loss) as other expense, net.

In December 2009, the Company ceased the use of the official exchange rate to translate assets, liabilities and income (loss) for its operations in Venezuela and instead began using the parallel exchange rate because of the challenges the Company has faced in repatriating Venezuelan earnings to the U.S. at the official exchange rate and other facts and circumstances. Using predominantly the official rate for translation, the Company's Venezuelan operations generated net sales of approximately $65.0 million and operating income of approximately $25.0 million in 2009. Effective January 2010, Venezuela is designated as a highly inflationary economy.

The Company designates certain foreign currency denominated, long-term intercompany financing transactions as economic hedges of net investments in foreign operations and records the gain or loss on the transaction arising from changes in exchange rates as a translation adjustment to the extent the intercompany financing arrangement is effective as a hedge.

Income Taxes

The Company accounts for deferred income taxes using the asset and liability approach. Under this approach, deferred income taxes are recognized based on the tax effects of temporary differences between the financial statement and tax bases of assets and liabilities, as measured by current enacted tax rates. Valuation allowances are recorded to reduce the deferred tax assets to an amount that will more likely than not be realized. No provision is made for the U.S. income taxes on the undistributed earnings of non-U.S. subsidiaries that are considered to be permanently invested.

The Company's income tax provisions are based on calculations and assumptions that are subject to examination by the Internal Revenue Service and other tax authorities. Although the Company believes that the positions taken on previously filed tax returns are reasonable, it has established tax and interest reserves in recognition that various taxing authorities may challenge the positions taken, which could result in additional liabilities for taxes and interest. The Company regularly reviews its deferred tax assets for recoverability considering historical profitability, projected future taxable income, the expected timing of the reversals of existing temporary differences and tax planning strategies.

The authoritative guidance requires application of a "more likely than not" threshold to the recognition and derecognition of tax positions. The Company's ongoing assessments of the more likely than not outcomes of tax authority examinations and related tax positions require significant judgment and can increase or decrease the Company's effective tax rate, as well as impact operating results.

Stock-Based Compensation

Stock-based compensation expense is adjusted for estimated forfeitures and is recognized on a straight-line basis over the requisite service period of the award, which is generally three to five years for stock options and three years for restricted stock, restricted stock units and performance share awards. The Company estimates future forfeiture rates based on its historical experience. See Footnote 15 for additional information.

Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss is recorded within stockholders' equity and encompasses foreign currency translation adjustments, gains (losses) on derivative instruments and unrecognized pension and other postretirement costs. The following table displays the components of accumulated other comprehensive loss as of and for the year ended December 31, 2009 *(in millions)*:

	Foreign Currency Translation Gain (Loss)	Unrecognized Pension & Other Postretirement Costs, Net of Tax	After-Tax Derivative Hedging Gain (Loss)	Accumulated Other Comprehensive Loss
Balance at December 31, 2008	$(242.2)	$ (309.1)	$ 48.9	$(502.4)
Current-year change	75.9	(109.3)	(49.4)	(82.8)
Balance at December 31, 2009	**$(166.3)**	**$(418.4)**	**$ (0.5)**	**$(585.2)**

Noncontrolling Interests
In conjunction with its adoption of the Financial Accounting Standards Board's ("FASB") accounting and disclosure guidance for noncontrolling interests, the Company also adopted certain authoritative guidance applicable for all noncontrolling interests where the Company is required to purchase noncontrolling interests in a consolidated subsidiary from the noncontrolling interest holder at a specified future date, and the purchase is outside of the Company's control. The Company was required to purchase the noncontrolling interest in an international subsidiary at fair value, $28.2 million, in 2009. In connection with the adoption of this guidance, the Consolidated Balance Sheet as of December 31, 2008 has been adjusted to reflect the estimated fair value of the noncontrolling interest the Company was required to purchase, $28.2 million, as an increase in other accrued liabilities and as a decrease in retained earnings. The following table summarizes the impact of the retrospective adoption of the accounting guidance on the Company's balance sheet as of December 31, 2008 *(in millions)*:

	Other Accrued Liabilities	Other Noncurrent Liabilities	Retained Earnings	Stockholders' Equity Attributable to Noncontrolling Interests
December 31, 2008, as previously reported	$ 829.9	$ 854.1	$ 1,634.8	$ —
Minority interest (noncontrolling interests) in consolidated subsidiaries	—	(2.6)	—	2.6
Fair value of noncontrolling interest the Company is required to purchase	28.2	—	(28.2)	—
December 31, 2008, as adjusted	$ 858.1	$ 851.5	$ 1,606.6	$ 2.6

In addition, retained earnings as of December 31, 2006 and 2007 has been adjusted to reflect the estimated fair value of the noncontrolling interest the Company was required to purchase, $28.2 million, as a decrease in retained earnings. The following table summarizes the impact of the retrospective adoption of the accounting guidance on the Company's retained earnings as of December 31, 2007 and 2006 *(in millions)*:

	2007		2006	
	Retained Earnings	Stockholders' Equity Attributable to Noncontrolling Interests	Retained Earnings	Stockholders' Equity Attributable to Noncontrolling Interests
As previously reported	$1,922.7	$—	$1,690.4	$—
Minority interest (noncontrolling interests) in consolidated subsidiaries	—	3.0	—	5.6
Fair value of noncontrolling interest the Company is required to purchase	(28.2)	—	(28.2)	—
As adjusted	$1,894.5	$3.0	$1,662.2	$5.6

Subsequent Events
No significant events occurred subsequent to the balance sheet date but prior to the issuance of the financial statements that would have a material impact on the Consolidated Financial Statements.

Recent Accounting Pronouncements
In June 2009, the FASB issued authoritative guidance changing the way entities account for securitizations and other transfers of financial instruments. In addition to increased disclosure, this guidance eliminates the concept of qualifying special purpose entities and changes the test for consolidation of variable interest entities. This guidance is effective for the Company on January 1, 2010. The adoption of the authoritative guidance is not expected to have a material impact on the Company's financial statements.

FOOTNOTE 2
ACQUISITIONS

Technical Concepts
On April 1, 2008, the Company acquired 100% of the outstanding limited liability company interests of Technical Concepts Holdings, LLC ("Technical Concepts") for $452.7 million, which includes transaction costs and the repayment of Technical Concepts' outstanding debt obligations at closing. Technical Concepts provides touch-free and automated restroom hygiene systems in the away-from-home washroom category. The Technical Concepts acquisition gives the Company's Rubbermaid Commercial Products business an entry into the away-from-home washroom market and fits within the Company's strategy of leveraging its existing sales and marketing capabilities across additional product categories. In addition, with approximately 40% of its sales outside the U.S., Technical Concepts increased the global footprint of the Company's Rubbermaid Commercial Products business.

This acquisition was accounted for using the purchase method of accounting and accordingly, the Company allocated the total purchase price to the identifiable tangible and intangible assets acquired and liabilities assumed based on their estimated fair values on the date of acquisition. Based on the purchase price allocation, the Company allocated $48.1 million of the purchase price to identified tangible net assets and $93.5 million of the purchase price to identified intangible assets. The Company recorded the excess of the purchase price over the aggregate fair values of $311.1 million as goodwill. Technical Concepts' results of operations are included in the Company's Consolidated Financial Statements since the acquisition date. Pro forma results of operations for historical periods would not be materially different and therefore are not presented.

Aprica

On April 1, 2008, the Company acquired substantially all of the assets of Aprica Childcare Institute Aprica Kassai, Inc. ("Aprica"), a maker of strollers, car seats and other children's products, headquartered in Osaka, Japan. The Company acquired Aprica's assets for $145.7 million, which includes transaction costs and the repayment of Aprica's outstanding debt obligations at closing. Aprica is a Japanese brand of premium strollers, car seats and other related juvenile products. The acquisition provides the opportunity for the Company's Baby & Parenting Essentials business to broaden its presence worldwide, including expanding the scope of Aprica's sales outside of Asia. The closing of the purchase of Aprica's operations in China occurred in October 2008, and the assets acquired and liabilities assumed are included in the amount of net liabilities acquired and goodwill recorded in the Aprica acquisition; however, the impact of the acquisition of Aprica's China operations did not significantly impact the overall Aprica purchase price allocation.

This acquisition was accounted for using the purchase method of accounting and accordingly, the Company allocated the total purchase price to the identifiable tangible and intangible assets acquired and liabilities assumed based on their estimated fair values on the date of acquisition. Based on the purchase price allocation, the Company allocated $(34.7) million of the purchase price to identified tangible net liabilities and $57.0 million of the purchase price to identified intangible assets. The Company recorded the excess of the purchase price over the aggregate fair values of $123.4 million as goodwill. Aprica's results of operations are included in the Company's Consolidated Financial Statements since the acquisition date. Pro forma results of operations for historical periods would not be materially different and therefore are not presented.

Endicia

On July 1, 2007, the Company acquired all of the outstanding equity interests of PSI Systems, Inc. ("Endicia"), provider of Endicia Internet Postage, for $51.2 million plus related acquisition costs and contingent payments of up to $25.0 million based on future revenues. In 2009, the Company paid $10.0 million of the contingent payments based on Endicia's revenues, and an additional $15.0 million may be paid in subsequent periods based on Endicia's future revenues. The acquisition of Endicia, a leading provider of online postage, increases the Company's ability to leverage its other technology brands by developing a full range of innovative and integrated solutions for small and medium-sized businesses. This acquisition was accounted for using the purchase method of accounting and accordingly, based on the Company's purchase price allocation, the Company has recorded goodwill of $59.2 million in the Consolidated Balance Sheet at December 31, 2009. Pro forma results of operations for historical periods would not be materially different and therefore are not presented.

Endicia is party to a lawsuit filed against it alleging patent infringement which was filed on November 22, 2006 in the U.S. District Court for the Central District of California. In this case, Stamps.com seeks unspecified damages, attorneys' fees and injunctive relief in order to prevent Endicia from continuing to engage in activities that are alleged to infringe on Stamps.com's patents. An unfavorable outcome in this litigation could materially adversely affect the Endicia business.

FOOTNOTE 3
DISCONTINUED OPERATIONS

The following table summarizes the results of businesses reported as discontinued operations for the years ended December 31, *(in millions)*:

	2009	2008	2007
Net sales	$—	$ —	$ 3.6
Loss from operations of discontinued operations	$—	$ —	$ (0.2)
Loss on disposal of discontinued operations, net of income tax benefit of $— million, $0.5 million and $3.0 million in 2009, 2008 and 2007, respectively	—	(0.5)	(11.9)
Loss from discontinued operations, net of tax	$—	$ (0.5)	$(12.1)

No amounts related to interest expense have been allocated to discontinued operations.

In September 2006, the Company entered into an agreement for the sale of portions of the Home Décor Europe business to a global manufacturer and marketer of window treatments and furnishings. The Central and Eastern European, Nordic and Portuguese operations of this business were sold on December 1, 2006. The sale of the operations in Poland and the Ukraine closed on February 1, 2007. In October 2006, the Company received a binding offer for the sale of the Southern European region of the Home Décor Europe business to another party. The sale of the operations in France and Spain closed on January 1, 2007 and in Italy on January 31, 2007.

In connection with these transactions, the Company recorded a loss of $10.0 million, net of tax, in 2007 to complete the divestiture of Home Décor Europe. The loss is reported in the table above as part of the loss on disposal of discontinued operations.

The remainder of the loss on disposal of discontinued operations for 2008 and 2007, approximately $0.5 million and $1.9 million, net of tax, related to contingencies associated with other prior divestitures.

FOOTNOTE 4

RESTRUCTURING COSTS

In the third quarter of 2005, the Company announced a global initiative referred to as Project Acceleration aimed at strengthening and transforming the Company's portfolio. Project Acceleration was designed to reduce manufacturing overhead, better align the Company's distribution and transportation processes to achieve logistical excellence, and reorganize the Company's overall business structure to align with the Company's core organizing concept, the global business unit, to achieve best total cost. In July 2008, the Company expanded Project Acceleration so that, in addition to the Plan's original objectives, it provides for divesting, downsizing or exiting certain product categories to create a more focused and more profitable platform for growth by eliminating selected low-margin, commodity-like, mostly resin-intensive product categories and reduce the Company's exposure to volatile commodity markets, particularly resin.

In total through December 31, 2009, the Company has recorded $420.9 million of costs related to Project Acceleration, of which $172.4 million related to facility and other exit costs, $187.4 million related to employee severance, termination benefits and employee relocation costs, and $61.1 million related to exited contractual commitments and other restructuring costs.

The table below summarizes the restructuring costs recognized for Project Acceleration restructuring activities for continuing operations for the years ended December 31, *(in millions)*:

	2009	2008	2007
Facility and other exit costs	**$ 32.4**	$ 46.1	$27.7
Employee severance, termination benefits and relocation costs	**48.8**	57.5	36.4
Exited contractual commitments and other	**18.8**	13.6	21.9
	$100.0	$117.2[1]	$86.0

(1) During 2008, the Company recorded $3.1 million of restructuring charges relating to its 2001 Restructuring Plan, which is not included in the table above but is included in total restructuring costs for the year ended December 31, 2008.

Restructuring provisions were determined based on estimates prepared at the time the restructuring actions were approved by management, are periodically updated for changes and also include amounts recognized as incurred. Costs incurred include cash payments and the impairment of assets associated with vacated facilities. Impairments included in restructuring charges totaled $32.4 million, $46.1 million and $27.7 million for the years ended December 31, 2009, 2008 and 2007, respectively. The impaired assets include vacated land and buildings, land and buildings for which a plan exists to vacate and dispose of the facility, and machinery and equipment to be sold or otherwise disposed of prior to the end of its original estimated useful life. The impairments primarily result from the consolidation of manufacturing activities as well as the increased use of sourcing partners.

A summary of the Company's accrued restructuring reserves for continuing operations as of and for the years ended December 31, 2009 and 2008, respectively, is as follows *(in millions)*:

	December 31, 2008 Balance	Provision	Costs Incurred	**December 31, 2009 Balance**
Facility exit costs, including impairments	$ —	$ 32.4	$ (32.4)	**$ —**
Employee severance and termination benefits	30.7	48.8	(56.2)	**23.3**
Exited contractual commitments and other	20.3	18.8	(27.3)	**11.8**
	$51.0	$100.0	$(115.9)	**$35.1**

	December 31, 2007 Balance	Provision	Costs Incurred	December 31, 2008 Balance
Facility exit costs, including impairments	$ —	$ 46.1	$ (46.1)	$ —
Employee severance and termination benefits	22.5	57.5	(49.3)	30.7
Exited contractual commitments and other	16.2	13.6	(9.5)	20.3
	$38.7	$117.2	$(104.9)	$51.0

The table below shows restructuring costs recognized for Project Acceleration restructuring activities for the years ended December 31, aggregated by reportable business segment *(in millions)*:

Segment	**2009**	2008	2007
Home & Family	**$ 24.0**	$ 43.5	$ 5.5
Office Products	**34.8**	35.6	45.0
Tools, Hardware & Commercial Products	**16.6**	20.4	30.4
Corporate	**24.6**	17.7	5.1
	$100.0	$117.2	$86.0

The following table depicts the changes in accrued restructuring reserves for Project Acceleration for the years ended December 31, 2009 and 2008, respectively, aggregated by reportable business segment *(in millions)*:

Segment	December 31, 2008 Balance	Provision	Costs Incurred	**December 31, 2009 Balance**
Home & Family	$ 6.1	$ 24.0	$ (22.1)	**$ 8.0**
Office Products	17.5	34.8	(36.6)	**15.7**
Tools, Hardware & Commercial Products	16.5	16.6	(29.2)	**3.9**
Corporate	10.9	24.6	(28.0)	**7.5**
	$51.0	$100.0	$(115.9)	**$35.1**

Segment	December 31, 2007 Balance	Provision	Costs Incurred	December 31, 2008 Balance
Home & Family	$ 0.8	$ 43.5	$ (38.2)	$ 6.1
Office Products	23.1	35.6	(41.2)	17.5
Tools, Hardware & Commercial Products	13.9	20.4	(17.8)	16.5
Corporate	0.9	17.7	(7.7)	10.9
	$38.7	$117.2	$(104.9)	$51.0

The table below shows total restructuring costs for Project Acceleration since inception through December 31, 2009, aggregated by reportable business segment *(in millions)*:

Segment	Provision
Home & Family	$131.1
Office Products	162.7
Tools, Hardware & Commercial Products	78.9
Corporate	48.2
	$420.9

Cash paid for all restructuring activities was $84.0 million, $60.9 million and $53.1 million for 2009, 2008 and 2007, respectively.

FOOTNOTE 5

INVENTORIES, NET

The components of net inventories were as follows as of December 31, *(in millions)*:

	2009	2008
Materials and supplies	**$118.5**	$143.3
Work in process	**141.6**	174.8
Finished products	**428.1**	594.0
	$688.2	$912.1

Inventory costs include direct materials, direct labor and manufacturing overhead, or when finished goods are sourced, the cost is the amount paid to the third party. Cost of certain domestic inventories (approximately 51.7% and 58.4% of gross inventory costs at December 31, 2009 and 2008, respectively) was determined by the LIFO method; for the balance, cost was determined using the FIFO method. As of December 31, 2009 and 2008, LIFO reserves were $24.2 million and $46.5 million, respectively. The income recognized by the Company related to the liquidation of LIFO-based inventories in 2009 was $16.9 million, and the income or cost recognized by the Company related to the build-up or liquidation of LIFO-based inventories in 2008 and 2007 was not material.

FOOTNOTE 6

PROPERTY, PLANT & EQUIPMENT, NET

Property, plant and equipment, net consisted of the following as of December 31, *(in millions)*:

	2009	2008
Land	**$ 39.4**	$ 44.4
Buildings and improvements	**414.7**	412.8
Machinery and equipment	**1,723.5**	1,795.0
	2,177.6	2,252.2
Accumulated depreciation	**(1,599.5)**	(1,621.5)
	$ 578.1	$ 630.7

Depreciation expense was $122.1 million, $131.1 million and $143.2 million in 2009, 2008 and 2007, respectively.

FOOTNOTE 7
GOODWILL AND OTHER INTANGIBLE ASSETS, NET

A summary of changes in the Company's goodwill by reportable business segment is as follows for the year ended December 31, *(in millions)*:

Segment	December 31, 2008 Balance	Acquisitions	Impairment Charges	Foreign Currency and Other [1]	**December 31, 2009 Balance**
Home & Family	$ 652.0	$—	$—	$(3.3)	**$ 648.7**
Office Products	1,088.4	—	—	61.1	**1,149.5**
Tools, Hardware & Commercial Products	958.5	—	—	(2.4)	**956.1**
	$2,698.9	$—	$—	$55.4	**$2,754.3**

Segment	December 31, 2007 Balance	Acquisitions[2]	Impairment Charges [3]	Foreign Currency and Other	December 31, 2008 Balance
Home & Family	$ 495.7	$147.0	$ —	$ 9.3	$ 652.0
Office Products	1,338.9	2.7	(169.5)	(83.7)	1,088.4
Tools, Hardware & Commercial Products	774.1	317.8	(120.5)	(12.9)	958.5
	$2,608.7	$467.5	$(290.0)	$(87.3)	$2,698.9

(1) Office Products includes $10.0 million of contingent payments paid in 2009 based on Endicia's revenues.
(2) For Home & Family, represents Aprica ($121.5 million) and other individually immaterial acquisitions ($25.5 million); for Tools, Hardware & Commercial Products, represents Technical Concepts ($317.8 million).
(3) Represents non-cash goodwill impairment charges of $169.5 million and $120.5 million for the Office Products and Tools, Hardware & Commercial Products segments, respectively.

Other intangible assets, net consisted of the following as of December 31, *(in millions)*:

	2009			2008		
	Gross Carrying Amount	**Accumulated Amortization**	**Net Book Value**	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Trade names — indefinite life	**$320.5**	**$ N/A**	**$320.5**	$319.1	$ N/A	$319.1
Trade names — other	**41.6**	**(18.9)**	**22.7**	41.5	(14.1)	27.4
Other [4]	**469.6**	**(166.6)**	**303.0**	406.3	(112.3)	294.0
	$831.7	**$(185.5)**	**$646.2**	$766.9	$(126.4)	$640.5

The table below summarizes the Company's amortization periods for other intangible assets, including capitalized software, as of December 31, 2009:

	Weighted-Average Amortization Period	Amortization Periods
Trade names — indefinite life	N/A	N/A
Trade names — other	11 years	5—20 years
Other [4]	9 years	3—14 years
	9 years	

(4) Other consists primarily of capitalized software, patents and customer lists with net book values of $185.9 million, $44.8 million and $71.5 million, respectively.

Amortization expense for intangible assets, including capitalized software, was $53.0 million, $52.2 million and $33.8 million in 2009, 2008 and 2007, respectively. As of December 31, 2009, the aggregate estimated intangible amortization amounts for the succeeding five years are as follows *(in millions)*:

2010	2011	2012	2013	2014
$50.6	$42.7	$39.8	$33.9	$32.5

Actual amortization expense to be reported in future periods could differ materially from these estimates as a result of acquisitions, changes in useful lives and other relevant factors.

The adverse impact of the macroeconomic environment on the Company during the fourth quarter of 2008 combined with the updated outlook for certain business units led the Company to evaluate the carrying value of goodwill as of December 31, 2008. As a result of the evaluation of the Company's goodwill, the Company recorded non-cash impairment charges of $299.4 million principally related to the goodwill impairment charges noted above. For purposes of determining the amount of the goodwill impairment charges, the fair values of the reporting units were determined using a discounted cash flow approach. No similar charges were recorded in 2009 or 2007.

FOOTNOTE 8

OTHER ACCRUED LIABILITIES

Accrued liabilities included the following as of December 31, *(in millions)*:

	2009	2008
Customer accruals	**$237.5**	$285.7
Accruals for manufacturing, marketing and freight expenses	**99.9**	97.5
Accrued self-insurance liability	**82.5**	82.4
Accrued pension, defined contribution and other postretirement benefits	**49.8**	47.1
Accrued contingencies, primarily legal, environmental and warranty	**44.9**	53.9
Accrued restructuring (See Footnote 4)	**33.3**	51.7
Accrued derivative related liabilities	**1.5**	130.1
Accrual for purchase of noncontrolling interest in subsidiary (See Footnote 1)	—	28.2
Other	**106.6**	81.5
Other accrued liabilities	**$656.0**	$858.1

Customer accruals are promotional allowances and rebates, including cooperative advertising, given to customers in exchange for their selling efforts and volume purchased. The self-insurance accrual is primarily casualty liabilities such as workers' compensation, general and product liability and auto liability and is estimated based upon historical loss experience combined with actuarial evaluation methods, review of significant individual files and the application of risk transfer programs.

FOOTNOTE 9

DEBT

The following is a summary of outstanding debt as of December 31, *(in millions)*:

	2009	2008
Medium-term notes (original maturities ranging from 5 to 10 years, average interest rate of 6.83%)	**$1,426.6**	$1,572.3
Term loan	**350.0**	400.0
Convertible notes	**284.3**	—
Floating rate note	—	448.0
Junior convertible subordinated debentures	**436.7**	436.7
Other debt	**11.2**	22.3
Total debt	**2,508.8**	2,879.3
Short-term debt	**(0.6)**	(8.3)
Current portion of long-term debt	**(492.9)**	(752.7)
Long-term debt	**$2,015.3**	$2,118.3

During 2008, the Company's average commercial paper obligations outstanding were $168.9 million at an average interest rate of 3.2%. The Company had no commercial paper obligations outstanding during 2009.

The aggregate maturities of debt outstanding, based on the earliest date the obligation may become due, are as follows as of December 31, 2009 *(in millions)*:

2010	2011	2012	2013	2014	Thereafter	Total
$493.5	$253.3	$264.0	$505.2	$1.0	$991.8	$2,508.8

Medium-Term Notes

In March 2009, the Company completed the offering and sale of $300.0 million aggregate principal amount of 10.60% senior unsecured notes with a maturity of April 15, 2019 (the "Notes"). Interest on the Notes is payable semi-annually on April 15 and October 15. The Company's realized net proceeds from the offering of the Notes of $290.2 million were used to complete the Tender Offers (as such term is defined below) and for general corporate purposes. The Notes are unsecured and unsubordinated obligations of the Company and equally ranked with all of its existing and future senior unsecured debt. The interest rate payable on the Notes will be subject to adjustment if the debt rating assigned to the Notes is downgraded (or downgraded and subsequently upgraded). The Notes may be redeemed by the Company at any time, in whole or in part, at a redemption price plus accrued interest to the date of redemption. The redemption price is equal to the greater of (1) 100% of the principal amount of the Notes being redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of any payments of interest accrued through the date of the redemption), discounted to the date of redemption on a semi-annual basis at a specified rate. The Notes also contain a provision that allows holders of the Notes to require the Company to repurchase all or any part of the Notes if a change of control triggering event occurs. Under this provision, the repurchase of the Notes will occur at a purchase price of 101% of the outstanding principal amount, plus accrued and unpaid interest, if any, on such Notes to the date of purchase. The Notes are classified as long-term debt in the Company's Consolidated Balance Sheet at December 31, 2009 based on their April 2019 maturity date.

In 2009, the Company conducted and completed tender offers through which it repurchased $180.1 million of the $250.0 million aggregate principal amount outstanding of 4.625% notes due December 2009 and $144.9 million of the $250.0 million aggregate principal amount outstanding of 4.000% notes due May 2010 (the "Tender Offers"). As a result of premiums paid and fees incurred associated with the Tender Offers, the Company recorded a pre-tax loss of $4.7 million which is included in other expense, net in the Consolidated Statements of Operations for the year ended December 31, 2009. The $329.7 million paid to complete the Tender Offers is included as payments on notes payable and debt in the Consolidated Statement of Cash Flows for the year ended December 31, 2009. The Company also repaid the remaining $69.9 million principal amount outstanding of the $250.0 million 4.625% notes in December 2009.

In March 2008, the Company completed the offering and sale of senior unsecured notes, consisting of $500.0 million in 5.50% senior unsecured notes with a maturity of April 15, 2013 and $250.0 million in 6.25% senior unsecured notes with a maturity of April 15, 2018 (collectively, the "Senior Unsecured Notes"). Interest on the Senior Unsecured Notes is payable semi-annually on April 15 and October 15. Net proceeds from this offering were used to fund acquisitions, repay debt and for general corporate purposes. The Senior Unsecured Notes are unsecured and unsubordinated obligations of the Company and equally ranked with all of its existing and future senior unsecured debt. The Senior Unsecured Notes may be redeemed by the Company at any time, in whole or in part, at a redemption price plus accrued interest to the date of redemption. The redemption price is equal to the greater of (i) 100% of the principal amount of the Senior Unsecured Notes being redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of any payments of interest accrued through the date of the redemption), discounted to the date of redemption on a semi-annual basis at a specified rate. The Senior Unsecured Notes also contain a provision that allows holders of the Senior Unsecured Notes to require the Company to repurchase all or any part of the Senior Unsecured Notes if a change of control triggering event occurs. Under this provision, the repurchase of the Senior Unsecured Notes will occur at a purchase price of 101% of the outstanding principal amount, plus accrued and unpaid interest, if any, on such Senior Unsecured Notes to the date of purchase. The Senior Unsecured Notes are classified as long-term debt in the Company's Consolidated Balance Sheet at December 31, 2009 based on their April 2013 and April 2018 maturity dates.

In July 2008, note holders owning $65.0 million of the Company's $75.0 million of outstanding medium-term notes, issued in July 1998 and due July 2028, exercised their put option, which entitled the holders of the notes to require the Company to repay the notes at par. As a result, the Company repaid $65.0 million of the outstanding notes in July 2008. The remaining $10.0 million were not put to the Company and continue to bear interest at 6.11% through maturity in July 2028. The Company utilized its commercial paper program to fund the redemption of the notes. The $10.0 million of outstanding notes are classified as long-term debt in the Company's Consolidated Balance Sheet at December 31, 2009 based on their July 2028 maturity date.

In July 2008, the Company redeemed its $250.0 million of Reset notes due July 2028, and recorded a loss on the extinguishment of the Reset notes of $52.2 million associated with the purchase of the remarketing option embedded in the Reset notes. The Company utilized its commercial paper program to fund the redemption of the Reset notes and the purchase of the remarketing option. The loss on extinguishment of $52.2 million is included in other expense, net in the Consolidated Statement of Operations for 2008. The $302.2 million aggregate amount paid to redeem the Reset notes is included as payments on notes payable and long-term debt in the Consolidated Statement of Cash Flows for 2008. The Company did not have any Reset notes outstanding as of December 31, 2008 or December 31, 2009.

The Company also has two additional series of medium-term notes with aggregate principal amounts of $105.1 million and $250.0 million outstanding with coupon rates of 4% and 6.75%, respectively, that mature in May 2010 and March 2012, respectively.

Interest Rate Swaps

As of December 31, 2009, the Company had entered into fixed-for-floating interest rate swaps designated as fair value hedges. The interest rate swaps relate to $1.0 billion of the principal amount of the medium-term notes and result in the Company effectively paying a floating rate of interest on the medium-term notes subject to the interest rate swaps. The medium-term notes balance at December 31, 2009 and 2008 include mark-to-market adjustments of $18.4 million and $62.3 million, respectively, to record the fair value of the hedges of the fixed-rate debt, and the mark-to-market adjustments had the effect of increasing the reported value of the medium-term notes.

Convertible Notes

In March 2009, the Company issued $345.0 million convertible senior notes (the "Convertible Notes"). The Convertible Notes bear interest at a rate of 5.5% per year, which is payable semi-annually, and the Convertible Notes mature on March 15, 2014. The Convertible Notes are convertible at an initial conversion rate of 116.198 shares of the Company's common stock per $1,000 principal amount of Convertible Notes (representing an initial conversion price of approximately $8.61 per share of common stock), subject to adjustment in certain circumstances. Upon conversion, a holder will receive cash up to the aggregate principal amount of the Convertible Notes converted, and cash, shares of common stock or a combination thereof (at the Company's election) in respect of the conversion value above the Convertible Notes' principal amount, if any. The conversion obligation is based on the sum of the "daily settlement amounts" for the 40 consecutive trading days that (i) begin on, and include, the second trading day after the day the Convertible Notes are surrendered for conversion if the relevant conversion date occurs prior to November 15, 2013, or (ii) begin on, and include, the 42nd scheduled trading day immediately preceding March 15, 2014, if the relevant conversion date occurs on or after November 15, 2013.

The Convertible Notes will be convertible only in the following circumstances: (i) during any calendar quarter (and only during such calendar quarter), if the last reported sale price of the Company's common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price (initially $11.19) in effect on each applicable trading day; (ii) during the five business day period after any 10 consecutive trading day period in which the trading price per $1,000 principal amount of Convertible Notes for each trading day of the period was less than 98% of the product of the last reported sale price of the Company's common stock and the applicable conversion rate on each such day; (iii) upon the occurrence of specified corporate events; and (iv) at any time from, and including, November 15, 2013 through the second scheduled trading day immediately preceding March 15, 2014, the maturity date of the Convertible Notes.

Because the last reported sale price of the Company's common stock exceeded $11.19 for at least 20 of the last 30 consecutive trading days in the three months ended December 31, 2009, the Convertibles Notes are convertible at the election of the holders of the Convertible Notes at any time during the three months ending March 31, 2010. Since conversion of the Convertible Notes is outside the control of the Company, the Convertible Notes are classified as current portion of long-term debt in the Consolidated Balance Sheet at December 31, 2009. Holders electing to convert the Convertible Notes would receive cash up to the aggregate principal amount of the Convertible Notes converted, and cash, shares of common stock or a combination thereof (at the Company's election) in respect of the conversion value above the Convertible Notes' principal amount. Based on the closing price of the Company's common stock on December 31, 2009 of $15.01 per share, approximately $256.7 million (in addition to the principal amount) would be due to the holders of the Convertible Notes upon conversion if the holders elected to convert the Convertible Notes. The amount could be paid in cash or shares of the Company's stock or a combination thereof, at the Company's option. The Company entered into convertible note hedge transactions to reduce the Company's cost of the conversion option. See Footnote 10 for more information.

Holders of the Convertible Notes may require the Company to purchase all or a portion of the Convertible Notes at a price equal to 100% of the principal amount of the Convertible Notes to be purchased, plus accrued and unpaid interest, in cash, upon the occurrence of certain fundamental changes involving the Company. Net proceeds from this offering were used to complete the convertible note hedge transactions (see Footnote 10) and the Tender Offers and to repay debt and for general corporate purposes.

Accounting standards require the Company, as issuer of the Convertible Notes, to separately account for the liability and equity components of the Convertible Notes in a manner that reflects the Company's nonconvertible debt borrowing rate at the date of issuance when interest cost is recognized in subsequent periods. The Company allocated $69.0 million of the $345.0 million principal amount of the Convertible Notes to the equity component, which represents a discount to the debt and will be amortized into interest expense using the effective interest method through March 2014. Accordingly, the Company's effective interest rate on the Convertible Notes is 10.8%, so the Company will recognize interest expense during the twelve months ending December 31, 2010 on the Convertible Notes in an amount that approximates 10.8% of $284.3 million, the liability component of the Convertible Notes at December 31, 2009. The interest expense recognized for the Convertible Notes in the twelve months ending December 31, 2011 and subsequent periods will be greater as the discount is amortized and the effective interest method is applied.

Term Loan

In September 2008, the Company entered into a $400.0 million credit agreement (the "Agreement"), under which the Company received an unsecured three-year term loan in the amount of $400.0 million (the "Term Loan"). The Company is required to repay the outstanding principal amount of the Term Loan of $350.0 million at December 31, 2009 according to the following schedule: $100.0 million in September 2010 and $250.0 million in September 2011, the maturity date. Borrowings under the Agreement bear interest at a rate of LIBOR plus a spread that is determined based on the credit rating of the Company, and interest is payable quarterly. The $350.0 million of outstanding borrowings under the Agreement at December 31, 2009 bear interest at a weighted-average interest rate of 2.5%. The Agreement has covenants similar to those in the Company's syndicated revolving credit facility, including, among other things, the maintenance of interest coverage and total indebtedness to total capital ratios and a limitation on the amount of indebtedness subsidiaries may incur, and the Company was in compliance with such covenants as of December 31, 2009. Net proceeds from the Term Loan were used to repay outstanding commercial paper and for general corporate purposes.

Receivables-Related Borrowings

Under a 2001 receivables facility with a financial institution, the Company created a financing entity that is consolidated in the Company's financial statements. Under this facility, the Company regularly entered into transactions with the financing entity to sell an undivided interest in substantially all of the Company's U.S. trade receivables to the financing entity. In 2001, the financing entity issued $450.0 million in preferred debt securities to the financial institution. In September 2006, in accordance with the terms of the receivables facility, the financing entity caused the outstanding preferred debt securities to be exchanged for a two-year floating rate note in an aggregate principal amount of $448.0 million (the "Note") and other consideration, and in 2008 the maturity date of the Note was extended from September 2008 to September 2009. The Note was repaid in September 2009, at which time, the Company was able to access the financing entity's receivables that secured the Note.

In September 2009, the Company completed a new 364-day receivables facility that provides for borrowings of up to $200.0 million and expires in September 2010. Under this facility, the Company and certain operating subsidiaries (collectively, "the Originators") sell their receivables to a financing subsidiary as the receivables are originated. The financing subsidiary is wholly owned by the Company and is the owner of the purchased receivables and the borrower under the facility. The assets of the financing subsidiary are restricted as collateral for the payment of debt or other obligations arising under the facility, and the financing subsidiary's assets and credit are not available to satisfy the debts and obligations owed to the Company's or any other Originator's creditors. The Company includes the financing subsidiary's assets and liabilities in its consolidated financial statements. The facility requires, among other things, that the Company maintain certain interest coverage and total indebtedness to total capital ratios, and the Company was in compliance with such requirements as of December 31, 2009. As of December 31, 2009, $562.2 million of outstanding accounts receivable were owned by the financing subsidiary, and these amounts are included in accounts receivable, net in the Company's Consolidated Balance Sheet at December 31, 2009. The amount that may be borrowed under the facility is subject to various limitations based on the character of the receivables owned by the financing subsidiary. As of December 31, 2009, no amounts were outstanding under the facility and $188.8 million was available for borrowing.

Revolving Credit Facility and Commercial Paper

On November 14, 2005, the Company entered into a syndicated revolving credit facility (the "Revolver"). The Revolver expires in November 2012. The Company currently has $690.0 million available for borrowing under the Revolver (in November 2010, the availability is reduced to $665.0 million). At December 31, 2009 and 2008, there were no borrowings under the Revolver. The Revolver permits the Company to borrow funds on a variety of interest rate terms. The Revolver requires, among other things, that the Company maintain certain interest coverage and total indebtedness to total capital ratios, as defined in the agreement. The Revolver also limits the amount of indebtedness subsidiaries may incur. As of December 31, 2009, the Company was in compliance with the provisions of the agreement governing the Revolver.

In lieu of borrowings under the Revolver, the Company may issue up to $690.0 million of commercial paper. The Revolver provides the committed backup liquidity required to issue commercial paper; however, access to the commercial paper markets is dependent on the Company's short-term debt credit ratings. Accordingly, commercial paper may only be issued up to the amount available for borrowing under the Revolver. The Revolver also provides for the issuance of up to $100.0 million of standby letters of credit so long as there is a sufficient amount available for borrowing under the Revolver. There was no commercial paper outstanding at December 31, 2009 and 2008. There were no standby letters of credit issued under the Revolver for either period.

Junior Convertible Subordinated Debentures

In 1997, a 100% owned finance subsidiary (the "Subsidiary") of the Company issued 10.0 million shares of 5.25% convertible preferred securities (the "Preferred Securities"). Holders of the Preferred Securities are entitled to cumulative cash dividends of 5.25% of the liquidation preference of $50 per Preferred Security, or $2.625 per year. Each of these Preferred Securities is convertible into 0.9865 of a share of the Company's common stock. During 2005 and 2004, the Company purchased an aggregate of 1.6 million shares of its Preferred Securities from holders at an average price of $45.27 per share ($71.3 million). As of December 31, 2009, the Company fully and unconditionally guarantees the 8.4 million shares of the Preferred Securities issued by the Subsidiary that were outstanding as of that date, which are callable at 100% of the liquidation preference of $421.2 million.

The proceeds received by the Subsidiary from the issuance of the Preferred Securities were invested in the Company's 5.25% Junior Convertible Subordinated Debentures (the "Debentures"). In addition, the Subsidiary received approximately $15.5 million of the Company's Debentures as payment for a $15.5 million loan the Company borrowed from the Subsidiary to purchase 100% of the common equity interests in the Subsidiary. As a result, the Company issued an aggregate of $515.5 million of Debentures, and the Subsidiary is the sole holder of the Debentures. The Debentures are the sole assets of the Subsidiary, mature on December 1, 2027, bear interest at an annual rate of 5.25%, are payable quarterly and became redeemable by the Company beginning in December 2001. The Company may defer interest payments on the Debentures for a period of up to 20 consecutive quarters, during which period distribution payments on the Preferred Securities are also deferred. Under this circumstance, the Company may not declare or pay any cash distributions with respect to its common or preferred stock or debt securities that do not rank senior to the Debentures. The Preferred Securities are mandatorily redeemable upon the repayment of the Debentures at maturity or upon acceleration of the Debentures. As of December 31, 2009, the Company has not elected to defer interest payments. In connection with the Company's purchase of the Preferred Securities in 2005 and 2004, the Company negotiated the early retirement of the corresponding Debentures with the Subsidiary. The Company accounted for these transactions as extinguishments of debt, which resulted in $436.7 million of Debentures outstanding as of December 31, 2009.

FOOTNOTE 10
CONVERTIBLE NOTE HEDGE AND WARRANT TRANSACTIONS

In connection with the issuance of the Convertible Notes, the Company entered into separate convertible note hedge transactions and warrant transactions with respect to the Company's common stock to minimize the impact of the potential dilution upon conversion of the Convertible Notes. The Company purchased call options in private transactions to cover 40.1 million shares of the Company's common stock at an exercise price of $8.61 per share, subject to adjustment in certain circumstances, for $69.0 million. The call options generally allow the Company to receive shares of the Company's common stock from counterparties equal to the number of shares of common stock payable to the holders of the Convertible Notes upon conversion. These call options will terminate the earlier of the maturity date of the related Convertible Notes or the first day all of the related Convertible Notes are no longer outstanding due to conversion or otherwise. As of December 31, 2009, the estimated fair value of the call options was $306.7 million.

The Company also sold warrants permitting the purchasers to acquire up to 40.1 million shares of the Company's common stock at an exercise price of $11.59 per share, subject to adjustment in certain circumstances, in private transactions for total proceeds of $32.7 million. The warrants expire over a period of seventy-five trading days beginning on June 13, 2014 and are European-style warrants (exercisable only upon expiration). For each warrant that is exercised, the Company will deliver to the counterparties a number of shares of the Company's common stock equal to the amount by which the Company's stock price exceeds the exercise price, divided by the stock price. The Company will not be required to deliver a number of the Company's shares in connection with the net settlement of the warrants in excess of the aggregate number of shares subject to the warrants, or 40.1 million shares of the Company's common stock. As of December 31, 2009, the estimated fair value of the warrants to the holders was $238.9 million.

The Company has analyzed the convertible note hedge transactions and warrant transactions under the applicable authoritative guidance, and the Company determined that they meet the criteria for classification as equity transactions. As a result, the Company recorded the purchase of the call options as a reduction in additional paid-in capital, net of tax, and the proceeds from the warrants as an increase to additional paid-in capital, and the Company does not recognize subsequent changes in the fair value of the instruments in its financial statements.

FOOTNOTE 11
DERIVATIVE FINANCIAL INSTRUMENTS

The use of financial instruments, including derivatives, exposes the Company to market risk related to changes in interest rates, foreign currency exchange rates and commodity prices. The Company enters into interest rate swaps related to debt obligations with maturity dates ranging from five to ten years. The Company uses interest rate swap agreements to manage its interest rate exposure and to achieve a desired proportion of variable and fixed-rate debt. These derivatives are designated as fair value hedges based on the nature of the risk being hedged. The Company also uses derivative instruments, such as forward contracts, to manage the risk associated with the volatility of future cash flows denominated in foreign currencies and changes in fair value resulting from changes in foreign currency exchange rates. The Company's foreign exchange risk management policy generally emphasizes hedging transaction exposures of one-year duration or less and hedging foreign currency intercompany financing activities with derivatives with maturity dates of one year or less. The Company uses derivative instruments to hedge various foreign exchange exposures, including the following: (i) variability in foreign currency-denominated cash flows, such as the hedges of inventory purchases for products produced in one currency and sold in another currency and (ii) currency risk associated with foreign currency-denominated operating assets and liabilities, such as forward contracts and other instruments that hedge cash flows associated with intercompany financing activities. Additionally, the Company purchases certain raw materials which are subject to price volatility caused by unpredictable factors. Where practical, the Company uses derivatives as part of its commodity risk management process. The Company reports its derivative positions in the Consolidated Balance Sheets on a gross basis and does not net asset and liability derivative positions with the same counterparty. The Company monitors its positions with, and the credit quality of, the financial institutions that are parties to its financial transactions.

Derivative instruments are accounted for at fair value. The accounting for changes in the fair value of a derivative depends on the intended use and designation of the derivative instrument. For a derivative instrument that is designated and qualifies as a fair value hedge, the gain or loss on the derivative as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in current earnings. For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative is initially reported as a component of accumulated other comprehensive income (loss) ("AOCI"), net of tax, and is subsequently reclassified into earnings when the hedged transaction affects earnings. The ineffective portion of the gain or loss is recognized in current earnings. For derivatives designated as qualifying hedges of net investments, the gain or loss on the instruments is recognized in AOCI. Gains and losses from changes in fair values of derivatives that are not designated as hedges for accounting purposes are recognized currently in earnings, and such amounts were not material for the year ended December 31, 2009.

The following table summarizes the Company's outstanding derivative instruments and their effects on the Consolidated Balance Sheet as of December 31, 2009 *(in millions)*:

	Assets		Liabilities	
Derivatives designated as hedging instruments	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Interest rate swaps	Other assets	$20.9	Other noncurrent liabilities	$2.5
Foreign exchange contracts on inventory-related purchases	Prepaid expenses and other	0.6	Other accrued liabilities	1.5
Foreign exchange contracts on intercompany borrowings	Prepaid expenses and other	0.7	Other accrued liabilities	—
	Total assets	$22.2	Total liabilities	$4.0

The fair values of outstanding derivatives that are not designated as hedges for accounting purposes were not material as of December 31, 2009. The Company is a party to an interest rate swap in an asset position for which settlement could be accelerated if the Company's credit rating falls below investment grade. The Company is not a party to any derivatives that require collateral to be posted prior to settlement.

Fair Value Hedges

The pre-tax effects of derivative instruments designated as fair value hedges on the Company's Consolidated Statements of Operations for the year ended December 31, 2009 were as follows *(in millions)*:

Instruments in fair value relationships	Location of gain (loss) recognized in income	Net gain (loss) recognized in income
Interest rate swaps	Interest expense, net	$(43.9)
Fixed-rate debt	Interest expense, net	$ 43.9

The Company did not record any ineffectiveness related to fair value hedges during the year ended December 31, 2009.

Cash Flow Hedges

The pre-tax effects of derivative instruments designated as cash flow hedges on the Company's Consolidated Statements of Operations and AOCI for the year ended December 31, 2009 were as follows *(in millions)*:

Derivatives in cash flow hedging relationships	Location of gain (loss) recognized in income	Gain (loss) reclassified from AOCI into income	Gain (loss) recognized in AOCI
Foreign exchange contracts on inventory related purchases	Cost of products sold	$(2.6)	$(9.5)
Foreign exchange contracts on intercompany borrowings	Interest expense, net	2.5	7.7
Commodity contracts	Cost of products sold	(0.2)	—
		$(0.3)	$(1.8)

The Company did not record any ineffectiveness related to cash flow hedges during the year ended December 31, 2009.

The Company paid approximately $109.0 million to settle foreign exchange contracts on intercompany borrowings during the year ended December 31, 2009, and such amount is included in changes in accrued liabilities and other in the Consolidated Statement of Cash Flows for the year ended December 31, 2009.

The Company estimates that during the next 12 months it will reclassify net losses of approximately $0.9 million included in the pre-tax amount recorded in AOCI as of December 31, 2009 into earnings, as the anticipated cash flows occur.

Net Investment Hedges

The Company enters into cross-currency interest rate swaps associated with investments and intercompany borrowings designated as investments in non-U.S. subsidiaries. Effective changes in the fair value of the currency agreements resulting from changes in the spot non-U.S. currency exchange rate are recognized in AOCI in the Consolidated Balance Sheets to offset the change in the carrying value of the investment being hedged. Any changes in the fair value of these hedges that are the result of ineffectiveness are recognized immediately in interest expense, net in the Consolidated Statements of Operations.

The following table summarizes the pre-tax effects of instruments outstanding during the year ended December 31, 2009 designated as hedges of investments *(in millions)*:

Derivatives in cash flow hedging relationships	Gain (loss) reclassified from AOCI into income	Gain (loss) recognized in AOCI
Cross-currency interest rate swaps	—	$(4.4)

The Company paid approximately $17.6 million to settle cross-currency interest rate swaps during the year ended December 31, 2009, and such amount is included in changes in accrued liabilities and other in the Consolidated Statement of Cash Flows for the year ended December 31, 2009. As of December 31, 2009, the Company was not a party to any cross-currency interest rate swaps.

The Company did not record any ineffectiveness related to derivative and non-derivative instruments designated as hedges of investments during the year ended December 31, 2009.

FOOTNOTE 12

COMMITMENTS

Lease Commitments

The Company leases manufacturing, warehouse and other facilities, real estate, transportation, and data processing and other equipment under leases that expire at various dates through the year 2020. Rent expense, which is recognized on a straight-line basis over the life of the lease term, was $120.2 million, $129.2 million and $109.7 million in 2009, 2008 and 2007, respectively.

Future minimum rental payments for operating leases with initial or remaining terms in excess of one year are as follows as of December 31, 2009 *(in millions)*:

2010	2011	2012	2013	2014	Thereafter	Total
$96.5	$77.3	$60.4	$43.6	$35.8	$90.7	$404.3

Purchase Obligations

The Company enters into certain obligations to purchase finished goods, raw materials, components and services pursuant to legally enforceable and binding obligations, which include all significant terms.

As of December 31, 2009, the Company's future estimated total purchase obligations are as follows *(in millions)*:

2010	2011	2012	Total
$340.9	$45.3	$28.4	$414.6

FOOTNOTE 13

EMPLOYEE BENEFIT AND RETIREMENT PLANS

The Company and its subsidiaries have noncontributory pension, profit sharing and contributory 401(k) plans covering substantially all of their international and domestic employees. Plan benefits are generally based on years of service and/or compensation. The Company's funding policy is to contribute not less than the minimum amounts required by the Employee Retirement Income Security Act of 1974, as amended, the Internal Revenue Code of 1986, as amended, or foreign statutes to assure that plan assets will be adequate to provide retirement benefits.

Included in AOCI at December 31, 2009 is $625.1 million ($418.4 million net of tax) related to net unrecognized actuarial losses and unrecognized prior service credit that have not yet been recognized in net periodic pension cost. The Company expects to recognize $13.0 million ($8.8 million net of tax) of costs in 2010 associated with net actuarial losses and prior service credit.

Effective January 1, 2008, the Company prospectively adopted updated authoritative guidance applicable to the measurement date provisions for defined benefit plans, which requires the measurement date for defined benefit plan assets and obligations to coincide with the date of the employer's fiscal year end balance sheets, which for the Company is December 31. The Company had historically measured defined benefit plan assets and liabilities for the majority of its plans on September 30 for its year-end Consolidated Balance Sheets. The impact on the Consolidated Financial Statements of the adoption of the change in measurement date for the Company's defined benefit and postretirement plans with September 30 plan year-ends resulted in an adjustment to decrease retained earnings at January 1, 2008 by $1.1 million and an after-tax benefit to AOCI of $0.7 million.

The Company's tax-qualified defined benefit pension plan is frozen for the entire non-union U.S. work force, and the Company has replaced the defined benefit pension plan with an additional defined contribution benefit. The defined contribution benefit has a three-year cliff-vesting schedule. The Company recorded $17.3 million, $19.4 million and $19.9 million in expense for the defined contribution benefit arrangement for 2009, 2008 and 2007, respectively. The liability associated with the defined contribution benefit arrangement as of December 31, 2009 and 2008 is $17.3 million and $19.4 million, respectively, and is included in other accrued liabilities in the Consolidated Balance Sheets.

As of December 31, 2009 and 2008, the Company maintained various non-qualified deferred compensation plans with varying terms. The total liability associated with these plans was $69.8 million and $69.3 million as of December 31, 2009 and 2008, respectively. These liabilities are included in other noncurrent liabilities in the Consolidated Balance Sheets. These plans are partially funded with asset balances of $46.2 million and $41.4 million as of December 31, 2009 and 2008, respectively. These assets are included in other assets in the Consolidated Balance Sheets.

The Company has a Supplemental Executive Retirement Plan ("SERP"), which is a nonqualified defined benefit plan pursuant to which the Company will pay supplemental pension benefits to certain key employees upon retirement based upon the employees' years of service and compensation. The SERP is partially funded through a trust agreement with the Northern Trust Company, as trustee, that owns life insurance policies on approximately 300 active and former key employees with aggregate death benefits of $234.1 million. At December 31, 2009 and 2008, the life insurance contracts had a cash surrender value of $97.1 million and $90.7 million, respectively. The SERP is also partially funded through cash and mutual fund investments, which had a combined value of $14.5 million and $11.8 million at December 31, 2009 and 2008, respectively. These assets, as well as the cash surrender value of the life insurance contracts, are included in other assets in the Consolidated Balance Sheets. The projected benefit obligation was $98.7 million and $94.1 million at December 31, 2009 and 2008, respectively. The SERP liabilities are included in the pension table below; however, the Company's investment in the life insurance contracts is excluded from the table as they do not qualify as plan assets under the relevant authoritative guidance.

The Company's matching contributions to the contributory 401(k) plan were $14.0 million, $15.9 million and $15.6 million for 2009, 2008 and 2007, respectively.

Defined Benefit Pension Plans

The following provides a reconciliation of benefit obligations, plan assets and funded status of the Company's noncontributory defined benefit pension plans, including the SERP, as of December 31, *(in millions, except percentages)*:

	U.S.		International	
	2009	2008	**2009**	2008
Change in benefit obligation:				
Benefit obligation at beginning of period	**$ 863.7**	$ 868.6	**$ 391.6**	$ 568.8
Service cost	**4.8**	4.5	**4.9**	6.6
Interest cost	**52.1**	52.2	**24.5**	29.2
Actuarial (gain) loss	**49.3**	(2.8)	**71.6**	(77.2)
Acquisitions	**—**	—	**—**	10.0
Currency translation	**—**	—	**35.0**	(117.3)
Benefits paid [1]	**(59.1)**	(70.6)	**(22.5)**	(26.5)
Measurement date adoption adjustments [2]	**—**	11.8	**—**	2.0
Curtailments, settlement costs and other	**—**	—	**(5.3)**	(4.0)
Benefit obligation at end of period	**$ 910.8**	$ 863.7	**$ 499.8**	$ 391.6
Change in plan assets:				
Fair value of plan assets at beginning of period	**$ 492.4**	$ 763.7	**$ 362.9**	$ 453.3
Actual return on plan assets [1]	**60.9**	(208.7)	**11.2**	34.1
Acquisitions	**—**	—	**—**	8.9
Contributions	**82.7**	8.0	**21.0**	24.6
Currency translation	**—**	—	**36.5**	(124.7)
Benefits paid [1]	**(59.1)**	(70.6)	**(22.5)**	(26.5)
Settlement charges and other	**—**	—	**1.5**	(6.8)
Fair value of plan assets at end of period	**$ 576.9**	$ 492.4	**$ 410.6**	$ 362.9
Funded status at end of period	**$ (333.9)**	$ (371.3)	**$ (89.2)**	$ (28.7)
Amounts recognized in the Consolidated Balance Sheets:				
Prepaid benefit cost, included in other assets	**$ —**	$ —	**$ 3.5**	$ 45.2
Accrued current benefit cost, included in other accrued liabilities	**(11.7)**	(7.0)	**(4.0)**	(3.8)
Accrued noncurrent benefit cost, included in other noncurrent liabilities	**(322.2)**	(364.3)	**(88.7)**	(70.1)
Total	**$ (333.9)**	$ (371.3)	**$ (89.2)**	$ (28.7)
Amounts recognized in AOCI:				
Prior service cost	**$ (11.5)**	$ (12.9)	**$ —**	$ —
Net loss	**(522.0)**	(484.7)	**(81.2)**	(3.5)
AOCI, pre-tax	**$ (533.5)**	$ (497.6)	**$ (81.2)**	$ (3.5)
Accumulated benefit obligation	**$ 904.2**	$ 854.1	**$ 489.1**	$ 378.9

(1) For plans with September 30 measurement dates prior to January 1, 2008, the 2008 amounts include activity for the 15 month period from October 1, 2007 to December 31, 2008.

(2) Adjustment for service and interest costs for the three months ended December 31, 2007 relating to the adoption of the measurement date provisions of relevant authoritative guidance for plans historically measured at September 30.

	U.S.		International	
	2009	2008	**2009**	2008
Weighted-average assumptions used to determine benefit obligation:				
Discount rate	**5.75%**	6.25%	**5.68%**	6.01%
Long-term rate of compensation increase	**3.00%**	4.00%	**4.20%**	3.94%

Net pension cost includes the following components for the years ended December 31, *(in millions, except percentages)*:

	U.S.			International		
	2009	2008	2007 [1]	**2009**	2008	2007 [1]
Service cost-benefits earned during the year	**$ 4.8**	$ 4.5	$ 3.8	**$ 4.9**	$ 6.6	$ 7.3
Interest cost on projected benefit obligation	**52.1**	52.2	51.2	**24.5**	29.2	27.7
Expected return on plan assets	**(57.2)**	(57.7)	(58.6)	**(22.2)**	(28.5)	(27.4)
Amortization of:						
Prior service cost	**1.3**	1.3	1.1	**—**	—	—
Actuarial loss	**8.3**	7.1	7.6	**0.1**	3.6	4.5
Curtailment, settlement and termination benefit costs	**—**	—	—	**1.3**	—	(2.8)
Net pension cost	**$ 9.3**	$ 7.4	$ 5.1	**$ 8.6**	$ 10.9	$ 9.3

(1) For plans with September 30 measurement dates prior to January 1, 2008, the 2007 amounts represent 12 months of net pension costs for the period October 1, 2006 to September 30, 2007. Net pension cost activity for the three months ended December 31, 2007 is included in the $1.1 million decrease in retained earnings and after-tax benefit to AOCI of $0.7 million recorded as of January 1, 2008.

	U.S.			International		
	2009	2008	2007	**2009**	2008	2007
Weighted-average assumptions used to determine net periodic benefit cost:						
Discount rate	**6.25%**	6.25%	6.00%	**6.08%**	5.52%	5.16%
Long-term rate of return on plan assets	**8.50%**	8.50%	8.50%	**5.65%**	6.77%	6.33%
Long-term rate of compensation increase	**4.00%**	4.00%	4.50%	**3.83%**	4.31%	3.85%

The Company is not required to make contributions to its primary U.S. pension plan in 2010, but the Company expects to make cash contributions of approximately $32.7 million to its defined benefit pension plans in 2010, substantially all of which is for the Company's international defined benefit pension plans.

Plan Assets

Current Allocation

The fair value of each major category of pension plan assets as of December 31, 2009 is as follows *(in millions)*:

	U.S.						Non-U.S.					
Description	Quoted Prices in Active Markets for Identical Assets (Level1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total U.S.	% of Total Assets as of December 31, 2009	% of Total Assets as of December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Non-U.S.	% of Total Assets as of December 31, 2009	% of Total Assets as of December 31, 2008
Equity [1]												
U.S. large cap	$—	$146.1	$ —	$146.1			$ 7.2	$ 19.2	$ —	$ 26.4		
U.S. small cap	—	18.3	—	18.3			—	—	—	—		
International	—	140.2	—	140.2			—	45.7	—	45.7		
Total equity	—	304.6	—	304.6	**53%**	53%	7.2	64.9	—	72.1	**18%**	20%
Fixed income [2]												
U.S. Treasury	—	28.1	—	28.1			—	1.2	—	1.2		
Other government	—	49.8	—	49.8			4.6	15.1	—	19.7		
Asset-backed securities	—	33.9	—	33.9			—	7.4	—	7.4		
Corporate bonds	—	48.2	—	48.2			—	52.9	—	52.9		
Short-term investments	—	30.2	—	30.2			—	—	—	—		
Total fixed income	—	190.2	—	190.2	**33**	25	4.6	76.6	—	81.2	**20**	12
Insurance contracts[3]	—	17.9	—	17.9	**3**	4	—	105.6	—	105.6	**26**	5
Venture capital and partnerships [4]	—	4.3	32.9	37.2	**6**	8	14.6	12.3	2.0	28.9	**7**	6
Real estate [5]	—	—	18.8	18.8	**3**	7	2.9	1.6	6.4	10.9	**2**	2
Cash and cash equivalents [6]	—	3.7	—	3.7	**1**	1	25.3	74.6	—	99.9	**24**	39
Other	—	—	4.5	4.5	**1**	2	—	10.4	1.6	12.0	**3**	16
Total	$—	$520.7	$56.2	$576.9	**100%**	100%	$54.6	$346.0	$10.0	$410.6	**100%**	100%

(1) Equity securities are primarily comprised of mutual funds and common/collective trust funds. Investments in mutual funds and common/collective trust funds are valued at the net asset value per share or unit multiplied by the number of shares or units held as of the measurement date. The common/collective trust funds are generally actively managed investment vehicles.

(2) Fixed income investments are primarily comprised of mutual funds and common/collective trust funds that invest in corporate and government bonds. Investments in mutual funds and common/collective trust funds are valued at the net asset value per share or unit multiplied by the number of shares or units held as of the measurement date. The investments in fixed income securities include both actively managed funds and index funds.

(3) The fair values of insurance contracts are estimated based on the future cash flows to be received under the contracts discounted to the present using a discount rate that approximates the discount rate used to measure the associated pension plan liabilities.

(4) Venture capital and partnerships are valued at net asset value, which is generally calculated using the most recent partnership financial reports.

(5) Real estate investments are generally investments in limited partnerships, real estate investment trusts and similar vehicles that invest in real estate. The values of the investments are generally based on the most recent financial reports of the investment vehicles. The managers of each of the investment vehicles estimate the values of the real estate assets underlying the real estate investments using third party appraisals and other valuation techniques and analysis.

(6) Cash and equivalents include investments in stable value funds. Stable value funds are generally invested in common trust funds and interest-bearing accounts.

A reconciliation of the change in the fair value measurement of the defined benefit plans' consolidated assets using significant unobservable inputs (Level 3) for the year ended December 31, 2009 is as follows *(in millions)*:

	Venture Capital and Partnerships	Real Estate	Other	Total
Fair Value as of January 1, 2009	$33.2	$36.9	$12.5	$ 82.6
Realized gains (losses)	—	0.6	(1.8)	(1.2)
Unrealized gains (losses)	(4.6)	(9.0)	(0.4)	(14.0)
Purchases, Sales and Settlements, Net	6.3	(3.3)	(4.2)	(1.2)
Fair Value as of December 31, 2009	**$34.9**	**$25.2**	**$ 6.1**	**$66.2**

Investment Strategy

The Company has established formal investment policies for the assets associated with its pension plans. The objectives of the investment strategies generally include maximizing long-term return at acceptable risk levels, diversifying among asset classes, if appropriate, as well as establishing relevant risk parameters within each asset class. Investment policies reflect the unique circumstances of the respective plans, and risk tolerance is established through consideration of plan liabilities, plan funded status and corporate financial condition. Asset allocation targets are based on periodic asset liability and/or risk budgeting study results which help determine the appropriate investment strategies for acceptable risk levels. The investment policies permit variances from the targets within certain parameters.

The target asset allocations for the Company's U.S. pension plan and primary non-U.S. pension plans are as follows as of December 31, 2009:

	Target	
Asset Category	U.S.	Non-U.S.
Equity	45%	22%
Fixed income	40	14
Insurance contracts	—	27
Cash and equivalents	—	20
Other investments (1)	15	17
Total	100%	100%

(1) Other investments include private equity funds, hedge funds and real estate funds.

The Company recently adopted an updated target investment allocation for its primary U.S. pension plan, and as of December 31, 2009, the Company was in the process of reallocating the assets in the U.S. pension plan to align with the updated target investment allocation.

Expected Long-term Rate of Return on Plan Assets

The Company employs a building block approach in determining the long-term rate of return for plan assets. Historical markets are studied and long-term historical relationships between equities and fixed-income are preserved consistent with the widely accepted capital market principle that assets with higher volatility generate a greater return over the long run. Current market factors, such as inflation and interest rates, are evaluated before long-term capital market assumptions are determined. The long-term portfolio return is established giving consideration to investment diversification and rebalancing. Peer data and historical returns are reviewed to assess for reasonableness and appropriateness.

The weighted average expected long-term rates of return are based on a January 2010 review of the target investment allocation and the historical and expected rates of return of the asset classes included in the pension plans' target asset allocations.

Other Postretirement Benefit Plans

Several of the Company's subsidiaries currently provide retiree health care and life insurance benefits for certain employee groups. The following provides a reconciliation of benefit obligations and funded status of the Company's other postretirement benefit plans as of December 31, *(in millions, except percentages)*:

	2009	2008
Change in benefit obligation:		
Benefit obligation at beginning of period	**$ 162.5**	$ 164.5
Service cost	**1.5**	1.6
Interest cost	**9.6**	9.6
Actuarial loss	**10.3**	5.6
Benefits paid, net [1]	**(15.8)**	(21.6)
Measurement date adoption adjustments [2]	**—**	2.8
Benefit obligation at end of period	**$ 168.1**	$ 162.5
Funded status and net liability recognized at December 31	**$ (168.1)**	$ (162.5)
Amounts recognized in the Consolidated Balance Sheets:		
Accrued current benefit cost, included in other accrued liabilities	**$ (16.0)**	$ (16.1)
Accrued noncurrent benefit cost, included in other noncurrent liabilities	**(152.1)**	(146.4)
Total	**$ (168.1)**	$ (162.5)
Amounts recognized in AOCI:		
Prior service credit	**$ 15.7**	$ 18.1
Net loss	**(26.1)**	(15.4)
AOCI, pre-tax	**$ (10.4)**	$ 2.7

(1) The 2008 amounts include activity for the 15-month period from October 1, 2007 to December 31, 2008.
(2) Adjustment for service and interest costs for the three months ended December 31, 2007 relating to the adoption of the measurement date provisions of authoritative guidance for plans historically measured at September 30.

	2009	2008
Weighted-average assumptions used to determine benefit obligation:		
Discount rate	**5.75%**	6.25%
Long-term health care cost trend rate	**4.50%**	5.00%

There are no plan assets associated with the Company's other postretirement benefit plans.

Other postretirement benefit costs include the following components for the years ended December 31, *(in millions)*:

	2009	2008	2007 [1]
Service cost-benefits earned during the year	**$ 1.5**	$ 1.6	$ 1.7
Interest cost on projected benefit obligation	**9.6**	9.6	10.7
Amortization of:			
Prior service benefit	**(2.4)**	(2.4)	(2.4)
Actuarial loss	**—**	—	0.1
Net postretirement benefit costs	**$ 8.7**	$ 8.8	$10.1

(1) For plans with September 30 measurement dates prior to January 1, 2008, the 2007 amounts represent 12 months of net other postretirement benefit plan costs for the period October 1, 2006 to September 30, 2007. Net other postretirement benefit plan cost activity for the three months ended December 31, 2007 is included in the $1.1 million decrease in retained earnings and after-tax benefit to AOCI of $0.7 million recorded as of January 1, 2008.

The weighted-average discount rate for the Company's other postretirement benefit plans is developed using a spot interest yield curve based on a broad population of corporate bonds rated AA or higher. The following are the weighted-average assumptions used to determine net periodic benefit cost for the other postretirement benefit plans for the years ended December 31,:

	2009	2008	2007
Weighted-average assumptions used to determine net periodic benefit cost:			
Discount rate	**6.25%**	6.25%	6.00%
Long-term health care cost trend rate	**5.00%**	5.00%	6.00%

Assumed health care cost trends have been used in the valuation of the benefit obligations for postretirement benefits. The trend rate used to measure the benefit obligation was 8.7% for all retirees in 2010, declining to 4.5% in 2028 and thereafter.

The health care cost trend rate significantly affects the reported postretirement benefit costs and obligations. A one-percentage point change in the assumed rate would have the following effects *(in millions)*:

	1% Increase	1% Decrease
Effect on total of service and interest cost components	$ 1.1	$ (0.9)
Effect on postretirement benefit obligations	$15.0	$(13.3)

Estimated Future Benefit Payments

Estimated future benefit payments under the Company's defined benefit pension plans and other postretirement benefit plans are as follows as of December 31, 2009 *(in millions)*:

	2010	2011	2012	2013	2014	2015-2019
Pension benefits [1]	$84.1	$79.0	$82.4	$84.3	$101.6	$442.5
Other postretirement benefits	$16.0	$15.4	$14.7	$14.3	$ 13.7	$ 64.9

(1) Certain pension benefit payments will be funded by plan assets.

The estimated other postretirement benefit payments are net of annual Medicare Part D subsidies of approximately $2.3 million per year. The Company expects to make direct cash benefit payments of approximately $16.0 million for its other postretirement benefit plans in 2010.

FOOTNOTE 14

EARNINGS PER SHARE

On January 1, 2009, the Company retrospectively adopted the authoritative guidance which provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and should be included in the computation of earnings per share. The retrospective adoption of the authoritative guidance impacted basic and diluted earnings (loss) per share for 2008 and 2007, as follows:

	2008		2007			
			Continuing		Net	
	Loss per share from continuing operations	Loss per share – controlling interests	Basic earnings per share	Diluted earnings per share	Basic earnings per share	Diluted earnings per share
Earnings (loss) per share, as reported	$(0.19)	$(0.19)	$ 1.74	$1.72	$ 1.69	$ 1.68
Adjustment attributable to participating securities	0.01	0.01	(0.02)	—	(0.01)	(0.01)
Earnings (loss) per share, as adjusted	$(0.18)	$(0.18)	$ 1.72	$1.72	$ 1.68	$ 1.67

Net income (loss) attributable to participating securities, which consisted of certain of the Company's outstanding restricted stock awards and restricted stock units, was $3.0 million, $(1.2) million and $4.5 million for 2009, 2008 and 2007, respectively.

The impact of the adoption of the authoritative guidance is included in the below calculation and reconciliation of basic and diluted earnings (loss) per share for the years ended December 31, *(in millions, except per share data)*:

	2009	2008	2007
Numerator for basic earnings (loss) per share:			
Net income (loss) controlling interests	**$ 285.5**	$ (52.3)	$ 467.1
Loss from discontinued operations	**—**	0.5	12.1
Dividends and equivalents for share-based awards expected to be forfeited	**0.2**	0.6	—
Income (loss) from continuing operations for basic earnings (loss) per share	**285.7**	(51.2)	479.2
Loss from discontinued operations	**—**	(0.5)	(12.1)
Net income (loss) controlling interests for basic earnings (loss) per share	**$ 285.7**	$ (51.7)	$ 467.1
Numerator for diluted earnings (loss) per share:			
Income (loss) from continuing operations for basic earnings (loss) per share	**$ 285.7**	$ (51.2)	$ 479.2
Effect of Preferred Securities (1)	**—**	—	14.2
Income (loss) from continuing operations for diluted earnings (loss) per share	**285.7**	(51.2)	493.4
Loss from discontinued operations	**—**	(0.5)	(12.1)
Net income (loss) controlling interests for diluted earnings (loss) per share	**$ 285.7**	$ (51.7)	$ 481.3
Denominator for basic and diluted earnings (loss) per share:			
Weighted-average shares outstanding	**277.7**	277.0	276.0
Share-based payment awards classified as participating securities	**3.1**	2.9	2.6
Denominator for basic earnings (loss) per share	**280.8**	279.9	278.6
Dilutive securities (2)	**1.1**	—	0.7
Convertible Notes (3)	**9.0**	—	—
Warrants (4)	**3.5**	—	—
Preferred Securities (1)	**—**	—	8.3
Denominator for diluted earnings (loss) per share	**294.4**	279.9	287.6
Basic earnings (loss) per share:			
Income (loss) from continuing operations	**$ 1.02**	$ (0.18)	$ 1.72
Loss from discontinued operations	**—**	—	(0.04)
Net income (loss) controlling interests	**$ 1.02**	$ (0.18)	$ 1.68
Diluted earnings (loss) per share:			
Income (loss) from continuing operations	**$ 0.97**	$ (0.18)	$ 1.72
Loss from discontinued operations	**—**	—	(0.04)
Net income (loss) controlling interests	**$ 0.97**	$ (0.18)	$ 1.67

(1) The convertible preferred securities are anti-dilutive for 2009 and 2008, and therefore have been excluded from diluted earnings per share. Had the convertible preferred securities been included in the diluted earnings per share calculation, $14.2 million of expenses would have been added back to the net income (loss) for both 2009 and 2008. Weighted-average shares outstanding would have increased by 8.3 million shares for both 2009 and 2008.

(2) Dilutive securities include "in the money" options, non-participating restricted stock units and performance share awards. The weighted-average shares outstanding for 2009, 2008 and 2007 exclude the effect of approximately 13.2 million, 17.2 million and 9.5 million stock options, respectively, because such options were anti-dilutive.

(3) The Convertible Notes issued in March 2009 were dilutive for the year ended December 31, 2009 because the average price of the Company's common stock during quarterly periods since the Convertible Notes were outstanding was greater than $8.61, the conversion price of the Convertible Notes. The dilutive effect of the Convertible Notes for the year ended December 31, 2009 was based on the average quarterly dilutive effect for 2009.

(4) The warrants issued in March 2009 were dilutive for the year ended December 31, 2009 because the average price of the Company's common stock during quarterly periods since the warrants were outstanding was greater than $11.59, the exercise price of the warrants. The dilutive effect of the warrants for the year ended December 31, 2009 was based on the average quarterly dilutive effect for 2009.

FOOTNOTE 15
STOCK-BASED COMPENSATION

The Company offers stock-based compensation to its employees that includes stock options, restricted stock awards, and time-based and performance-based restricted stock units, as follows:

Stock Options

The Company's stock plans include plans adopted in 1993 and 2003. The Company has issued both nonqualified and incentive stock options at exercise prices equal to the Company's common stock price on the date of grant with contractual terms of ten years. Historically, stock options issued by the Company generally vested and were expensed ratably over three to five years, except that in the case of termination due to death, disability or retirement at age 65 or older, options became fully vested and were exercisable for one year following termination. In 2008, the Company modified the retirement provisions applicable to future option grants so that in the case of retirement (as defined in the stock option agreement), options fully vest and are exercisable for a period of time depending on the employee's age and years of service. Stock option grants are generally subject to forfeiture if employment terminates prior to vesting.

Restricted Stock and Time-Based Restricted Stock Units

Awards of restricted stock and restricted stock units are independent of stock option grants and are generally subject to forfeiture if employment terminates prior to vesting. The awards generally cliff-vest three years from the date of grant. In 2008, the Company modified the retirement provisions applicable to future restricted stock awards so that in the case of retirement at age 65 or older, the awards fully vest. With respect to future awards of restricted stock units, in the case of retirement (as defined in the award agreement), awards vest depending on the employee's age and years of service. Prior to vesting, ownership of restricted shares cannot be transferred. The restricted stock has the same dividend and voting rights as the common stock, and the time-based restricted stock units have rights to dividend equivalents payable in cash. The Company expenses the cost of restricted stock awards and restricted stock units ratably over the vesting period, which is generally three years.

Performance-Based Restricted Stock Units and Performance Shares

Performance-based restricted stock units and performance share awards issued under the 2003 Stock Plan represent the right to receive unrestricted shares of stock based on the achievement of Company performance objectives and/or individual performance goals established by the Organizational Development & Compensation Committee and the Board of Directors. In 2009, the Company awarded approximately 1.2 million performance-based restricted stock units which entitle recipients to shares of the Company's stock at the end of a three-year vesting period if specified market conditions are achieved by the Company. The performance-based restricted stock units entitle recipients to shares of common stock equal to 0% up to 200% of the number of units granted at the vesting date depending on the level of achievement of the specified conditions. Performance-based restricted stock units are not subject to the payment of dividend equivalents in the same manner as time-based restricted stock units. Rather, with respect to performance-based restricted stock units, dividend equivalents are credited to the recipient and are paid only to the extent the applicable performance criteria are met and the performance-based restricted stock units vest and the related stock is issued. The Company also awarded performance shares that immediately vested in February 2007 based on 2006 performance.

As of December 31, 2009, the Company had 29.5 million shares authorized for issuance under the 2003 Stock Plan, of which 20.5 million were reserved for issuance for 14.9 million options outstanding, 3.4 million restricted stock awards and restricted stock units outstanding, and 2.2 million reserved for issuance for performance-based restricted stock units, which represents 200% of the outstanding performance awards granted in 2009. As of December 31, 2009, the Company had 9.0 million shares available for issuance under the 2003 Stock Plan. As of December 31, 2009, the Company had 1.4 million options outstanding under the 1993 plan.

The Company accounts for stock-based compensation pursuant to relevant authoritative guidance, which requires measurement of compensation cost for all stock awards at fair value on the date of grant and recognition of compensation, net of estimated forfeitures, over the requisite service period for awards expected to vest.

The table below summarizes the expense related to share-based payments for the years ended December 31, *(in millions)*:

	2009	2008	2007
Stock options	**$14.4**	$16.9	$17.2
Restricted stock	**20.7**	18.7	19.2
Stock-based compensation	**$35.1**	$35.6	$36.4
Stock-based compensation, net of income tax benefit of $5.3 million, $11.6 million and $13.8 million in 2009, 2008 and 2007, respectively	**$29.8**	$24.0	$22.6

The fair value of stock option awards granted during the years ended December 31, was estimated using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2009	2008	2007
Risk-free interest rate	**2.2%**	2.8%	4.7%
Dividend yield	**5.2%**	3.8%	2.8%
Expected volatility	**35%**	25%	25%
Expected life (in years)	**6.8**	5.5	5.5

The Company considered the retirement and forfeiture provisions of the options and utilized its historical experience to estimate the expected life of the options and volatility.

The following summarizes the changes in the number of shares of common stock under option for the following periods *(shares and aggregate intrinsic value in millions)*:

	Shares	Weighted-Average Exercise Price	Exercisable at End of Year	Weighted-Average Exercise Price	Weighted-Average Fair Value of Options Granted During the Year	Aggregate Intrinsic Value
Outstanding at December 31, 2006	14.1	$26	6.8	$28		$52.2
Granted	4.3	30			$7	
Exercised	(0.9)	25				$ 3.4
Forfeited/expired	(1.5)	29				
Outstanding at December 31, 2007	16.0	$27	7.3	$27		$19.7
Granted	4.7	22			$4	
Exercised	(0.1)	23				$ 0.1
Forfeited/expired	(4.2)	27				
Outstanding at December 31, 2008	16.4	$26	6.6	$27		$ —
Granted	3.2	8			$2	
Forfeited/expired	(3.3)	26				
Outstanding at December 31, 2009	**16.3**	**$22**	**7.6**	**$26**		**$21.1**
Vested and expected to vest at December 31, 2009	**15.2**	**$22**				

At December 31, 2009, the aggregate intrinsic value of exercisable options was $0.2 million.

The weighted-average remaining contractual life for options outstanding and options exercisable was seven years and five years, respectively, as of December 31, 2009.

The following table summarizes the changes in the number of shares of restricted stock, restricted stock units and performance-based restricted stock units for the following periods *(shares in millions)*:

	Shares	Weighted-Average Grant Date Fair Value
Outstanding at December 31, 2006	2.2	$24
Granted	1.2	30
Vested	(0.5)	23
Forfeited	(0.3)	24
Outstanding at December 31, 2007	2.6	$26
Granted	1.4	20
Vested	(0.4)	23
Forfeited	(0.4)	26
Outstanding at December 31, 2008	3.2	$24
Granted	2.8	8
Vested	(0.9)	24
Forfeited	(0.5)	22
Outstanding at December 31, 2009	**4.6**	**$15**
Expected to vest at December 31, 2009	**4.2**	**$16**

During the year ended December 31, 2009, the Company awarded approximately 1.2 million performance-based restricted stock units which entitle recipients to shares of the Company's common stock at the end of a three-year vesting period if specified market conditions are achieved. The performance-based restricted stock units entitle recipients to shares of common stock equal to 0% to 200% of the number of units granted at the vesting date depending on the level of achievement of the specified conditions. The performance-based restricted stock units are included in the preceding table as if the participants earned shares equal to 100% of the units granted, and there are 1.1 million performance-based restricted stock units outstanding at December 31, 2009.

The following table summarizes the Company's total unrecognized compensation cost related to stock-based compensation as of December 31, 2009 *(in millions)*:

	Unrecognized Compensation Cost	Weighted-Average Period of Expense Recognition (in years)
Stock options	$23.4	2
Restricted stock and time-based and performance-based restricted stock units	23.2	2
Total	$46.6	

FOOTNOTE 16
INCOME TAXES

As of December 31, 2009 and 2008, the Company had unrecognized tax benefits of $147.9 million and $135.0 million, respectively. If recognized, $141.4 million and $128.4 million as of December 31, 2009 and 2008, respectively, would affect the effective tax rate. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as a component of income tax expense. As of December 31, 2009 and 2008, the Company had recorded accrued interest and penalties related to the unrecognized tax benefits of $43.7 million and $35.0 million, respectively. During the years ended December 31, 2009 and 2008, the Company recognized approximately $8.7 million and $16.3 million, respectively, of interest and penalties.

The following table summarizes the changes in gross unrecognized tax benefits for the years ended December 31, *(in millions)*:

	2009	2008
Unrecognized tax benefits balance at January 1,	**$135.0**	$151.9
Increases in tax positions for prior years	**2.5**	4.6
Decreases in tax positions for prior years	**(0.1)**	(21.7)
Increases in tax positions for current year	**11.3**	13.0
Settlements with taxing authorities	**(0.8)**	—
Lapse of statute of limitations	**—**	(12.8)
Unrecognized tax benefits balance at December 31,	**$147.9**	$135.0

The provision for income taxes consists of the following for the years ended December 31, *(in millions)*:

	2009	2008	2007
Current:			
Federal	**$ 56.4**	$ (6.0)	$ 81.3
State	**8.1**	4.7	4.0
Foreign	**63.3**	46.2	66.7
Total current	**127.8**	44.9	152.0
Deferred	**14.9**	8.7	(2.3)
Total provision	**$142.7**	$53.6	$149.7

The non-U.S. component of income before income taxes was $171.5 million, $208.4 million and $226.5 million in 2009, 2008 and 2007, respectively.

A reconciliation of the U.S. statutory rate to the effective income tax rate is as follows for the years ended December 31,:

	2009	2008	2007
Statutory rate	**35.0%**	35.0%	35.0%
Add (deduct) effect of:			
State income taxes, net of federal income tax effect	**1.2**	49.4	0.4
Foreign tax credit	**(7.3)**	(1,255.2)	(1.5)
Foreign rate differential and other	**2.5**	620.8	1.0
Resolution of tax contingencies	**(0.7)**	(570.7)	(11.2)
Tax basis differential on goodwill impairment	**—**	2,702.4	—
Reversal of previously recorded valuation reserve	**0.9**	(214.3)	—
Stock compensation	**1.7**	61.5	0.2
Effective rate	**33.3%**	1,428.9%	23.9%

The Company files numerous consolidated and separate income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. The statute of limitations for the Company's U.S. federal income tax returns has expired for years prior to 2005. The Company has received an IRS Revenue Agent Report for tax years 2005 and 2006, assessing additional tax and interest relating to the Company's tax treatment of the financing entity described in Footnote 9 under "Receivables-Related Borrowings." The Company disagrees with the IRS' characterization of the entity and the associated assessment, and in January 2009, the Company filed a protest with the IRS and requested a conference with the IRS Appeals Office. The Company believes it is adequately reserved for the uncertain tax position relating to this issue. The Company's Canadian income tax returns are subject to examination for years after 2000. With few exceptions, the Company is no longer subject to other income tax examinations for years before 2006.

It is reasonably possible that there could be a change in the amount of the Company's unrecognized tax benefits within the next 12 months due to activities of the IRS or other taxing authorities, including proposed assessments of additional tax, possible settlement of audit issues, or the expiration of applicable statutes of limitations. The range of the possible change in unrecognized tax benefits within the next 12 months cannot be reasonably estimated at December 31, 2009.

The components of net deferred tax assets are as follows as of December 31, *(in millions)*:

	2009	2008
Deferred tax assets:		
Accruals not currently deductible for tax purposes	**$ 180.9**	$ 147.1
Postretirement liabilities	**60.3**	59.0
Inventory reserves	**3.7**	2.2
Pension liabilities	**88.4**	108.8
Self-insurance liability	**10.3**	10.5
Foreign tax credit carryforward	**97.1**	84.7
Foreign net operating losses	**275.8**	227.0
Other	**105.2**	137.4
Total gross deferred tax assets	**821.7**	776.7
Less valuation allowance	**(320.2)**	(303.3)
Net deferred tax assets after valuation allowance	**$ 501.5**	$ 473.4
Deferred tax liabilities:		
Accelerated depreciation	**$ (89.9)**	$ (81.6)
Amortizable intangibles	**(228.1)**	(179.6)
Other	**—**	(4.0)
Total gross deferred tax liabilities	**(318.0)**	(265.2)
Net deferred tax assets	**$ 183.5**	$ 208.2
Current deferred income tax assets	**$ 183.8**	$ 100.4
Noncurrent deferred income tax (liabilities) assets	**(0.3)**	107.8
	$ 183.5	$ 208.2

No U.S. deferred taxes have been provided on the undistributed non-U.S. subsidiary earnings that are considered to be indefinitely invested. At December 31, 2009, the estimated amount of total unremitted non-U.S. subsidiary earnings is $558.4 million. It is not practical to estimate the amount of U.S. tax that might be payable on the eventual remittance of such earnings.

Of the Company's $2.8 billion of goodwill at December 31, 2009, approximately $1.1 billion is deductible for tax purposes.

FOOTNOTE 17
OTHER EXPENSE, NET

Other expense, net consists of the following for the years ended December 31, *(in millions)*:

	2009	2008	2007
Equity in earnings	**$(0.6)**	$ (1.3)	$(0.1)
Currency transaction loss	**2.1**	7.3	4.2
Losses on debt extinguishment [1]	**4.7**	52.2	—
Other	**0.5**	0.9	0.1
	$ 6.7	$59.1	$ 4.2

(1) See Footnote 9 for further information regarding charges recognized related to debt extinguishments.

FOOTNOTE 18
FAIR VALUE

Accounting principles generally accepted in the U.S. define fair value as the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The authoritative guidance discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). These valuation techniques are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. As the basis for evaluating such inputs, a three-tier value hierarchy prioritizes the inputs used in measuring fair value as follows:

- Level 1: Observable inputs such as quoted prices for identical assets or liabilities in active markets.
- Level 2: Observable inputs other than quoted prices that are directly or indirectly observable for the asset or liability, including quoted prices for similar assets or liabilities in active markets; quoted prices for similar or identical assets or liabilities in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.
- Level 3: Unobservable inputs that reflect the reporting entity's own assumptions.

The Company's financial assets and liabilities adjusted to fair value at least annually are its money market fund investments included in cash and cash equivalents, its mutual fund investments included in other assets, and its derivative instruments, which are primarily included in prepaid expenses and other, other assets, other accrued liabilities and other noncurrent liabilities. As the Company adjusts the value of its investments and derivative instruments to fair value each reporting period, no adjustment to retained earnings resulted from the adoption of the authoritative guidance on fair value in 2008.

The Company determines the fair value of its mutual fund investments based on quoted market prices (Level 1).

Level 2 fair value determinations are derived from directly or indirectly observable (market based) information. Such inputs are the basis for the fair values of the Company's money market investments and derivative instruments. The money market investments held by the Company and included in cash and cash equivalents are not publicly traded, but the fair value is determined based on the values of the underlying investments in the money market fund (Level 2). The Company generally uses derivatives for hedging purposes pursuant to the relevant authoritative guidance, and the Company's derivatives are primarily foreign currency forward contracts and interest rate swaps. The Company determines the fair value of its derivative instruments based on Level 2 inputs in the fair value hierarchy.

The following tables present the Company's non-pension related financial assets and liabilities which are measured at fair value on a recurring basis and that are subject to the disclosure requirements of the authoritative guidance as of December 31, 2009 and 2008 *(in millions)*:

Description	Fair Value as of December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Money market fund investments	$ 14.6	$ —	$ 14.6	$ —
Investment securities, including mutual funds	31.6	6.6	25.0	—
Interest rate swaps	20.9	—	20.9	—
Foreign currency derivatives	1.3	—	1.3	—
Total	$ 68.4	$ 6.6	$ 61.8	$ —
Liabilities				
Interest rate swaps	$ 2.5	$ —	$ 2.5	$ —
Foreign currency derivatives	1.5	—	1.5	—
Total	$ 4.0	$ —	$ 4.0	$ —

Description	Fair Value as of December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Money market fund investments	$ 42.1	$ —	$ 42.1	$ —
Investment securities, including mutual funds	11.7	5.3	6.4	—
Interest rate swaps	62.3	—	62.3	—
Foreign currency derivatives	6.9	—	6.9	—
Total	$123.0	$ 5.3	$117.7	$ —
Liabilities				
Foreign currency derivatives	$130.1	$ —	$130.1	$ —
Total	$130.1	$ —	$130.1	$ —

On January 1, 2009, the Company adopted the provisions of the fair value measurement accounting and disclosure guidance related to nonfinancial assets and liabilities recognized or disclosed at fair value on a nonrecurring basis. The Company's nonfinancial assets which are measured at fair value on a nonrecurring basis include property, plant and equipment, goodwill and other intangible assets. During the year ended December 31, 2009, the Company recorded $32.4 million of impairments associated with plans to dispose of certain property, plant and equipment. The Company generally uses projected cash flows, discounted as necessary, to estimate the fair values of the impaired assets using key inputs such as management's projections of cash flows on a held-and-used basis (if applicable), management's projections of cash flows upon disposition and discount rates. Accordingly, these fair value measurements fall in level 3 of the fair value hierarchy. These assets and certain liabilities are measured at fair value on a nonrecurring basis as part of the Company's impairment assessments and as circumstances require.

FOOTNOTE 19

INDUSTRY SEGMENT INFORMATION

In the first quarter of 2009, the business units within the previously reported Cleaning, Organization & Décor segment were reorganized into the Tools & Hardware and Home & Family segments. The Rubbermaid Commercial Products business unit was transferred to the newly named Tools, Hardware & Commercial Products segment, and the Rubbermaid Consumer Products and Décor business units were transferred to the Home & Family segment. The reorganization allows the Company to realize structural selling, general and administrative efficiencies. The Company's reportable segments reflect the Company's focus on building large consumer brands, promoting organizational integration, achieving operating efficiencies in sourcing and distribution and leveraging its understanding of similar consumer segments and distribution channels.

The reportable segments are as follows:

Segment	Description of Products
Home & Family	Infant and juvenile products such as car seats, strollers, highchairs, and playards; gourmet cookware, bakeware, cutlery and small kitchen electrics; hair care accessories; cabinet hardware, drapery hardware and window treatments; and indoor/outdoor organization, food storage, and home storage products
Office Products	Writing instruments, including markers, highlighters, pens, pencils, and fine writing instruments; office technology solutions such as label makers and printers, interactive teaching solutions, card-scanning solutions, and on-line postage; and art products
Tools, Hardware & Commercial Products	Hand tools, power tool accessories, industrial bandsaw blades, propane torches, and manual paint applicators; window hardware; cleaning and refuse products, hygiene systems and material handling solutions

The Company's segment results are as follows as of and for the years ended December 31, *(in millions)*:

	2009	2008 [1]	2007 [1]
Net Sales [2]			
Home & Family	**$ 2,377.2**	$ 2,654.8	$ 2,610.8
Office Products	**1,674.7**	1,990.8	2,026.2
Tools, Hardware & Commercial Products	**1,525.7**	1,825.0	1,770.3
	$ 5,577.6	$ 6,470.6	$ 6,407.3
Operating Income [3]			
Home & Family	**$ 274.7**	$ 218.3	$ 307.5
Office Products	**235.2**	212.4	315.8
Tools, Hardware & Commercial Products	**245.6**	271.7	285.0
Corporate	**(80.6)**	(81.9)	(82.0)
Impairment charges	**—**	(299.4)	—
Restructuring costs	**(100.0)**	(120.3)	(86.0)
	$ 574.9	$ 200.8	$ 740.3
Depreciation & Amortization			
Home & Family	**$ 51.3**	$ 52.1	$ 54.9
Office Products	**39.6**	49.7	52.2
Tools, Hardware & Commercial Products	**48.9**	51.0	46.6
Corporate	**35.3**	30.5	23.3
	$ 175.1	$ 183.3	$ 177.0
Capital Expenditures [4]			
Home & Family	**$ 30.8**	$ 35.3	$ 36.4
Office Products	**35.2**	20.9	25.4
Tools, Hardware & Commercial Products	**26.2**	33.4	26.8
Corporate	**61.1**	68.2	68.7
	$ 153.3	$ 157.8	$ 157.3
Identifiable Assets			
Home & Family	**$ 878.8**	$ 987.3	
Office Products	**970.3**	1,184.6	
Tools, Hardware & Commercial Products	**892.2**	969.4	
Corporate [5]	**3,682.6**	3,651.2	
	$ 6,423.9	$ 6,792.5	

Geographic Area Information

	2009	2008	2007
Net Sales			
United States	**$ 3,881.4**	$ 4,447.2	$ 4,624.3
Canada	**326.5**	413.4	425.7
	4,207.9	4,860.6	5,050.0
Europe, Middle East and Africa	**795.1**	1,000.1	880.7
Latin America	**262.9**	275.4	250.2
Asia Pacific	**311.7**	334.5	226.4
	$ 5,577.6	$ 6,470.6	$ 6,407.3
Operating Income (Loss) (3), (6)			
United States	**$ 489.3**	$ 152.4	$ 572.4
Canada	**65.4**	92.0	108.5
	554.7	244.4	680.9
Europe, Middle East and Africa	**(20.1)**	(98.9)	10.9
Latin America	**23.0**	8.9	11.9
Asia Pacific	**17.3**	46.4	36.6
	$ 574.9	$ 200.8	$ 740.3
Property, Plant and Equipment, Net			
United States	**$ 394.1**	$ 428.8	
Canada	**11.6**	11.7	
	405.7	440.5	
Europe, Middle East and Africa	**102.6**	114.1	
Latin America	**24.9**	22.2	
Asia Pacific	**44.9**	53.9	
	$ 578.1	$ 630.7	

(1) The 2008 and 2007 financial information have been adjusted to reflect the segment structure as of December 31, 2009.
(2) All intercompany transactions have been eliminated. Sales to Wal-Mart Stores, Inc. and subsidiaries amounted to approximately 12% of consolidated net sales for the year ended December 31, 2009 and 13% of consolidated net sales for each of the years ended December 31, 2008 and 2007, substantially across all segments.
(3) Operating income (loss) is net sales less cost of products sold and selling, general and administrative expenses. Certain headquarters expenses of an operational nature are allocated to business segments and geographic areas primarily on a net sales basis.
(4) Corporate capital expenditures primarily relate to the SAP implementation.
(5) Corporate assets primarily include goodwill, capitalized software, cash and cash equivalents and deferred tax assets.
(6) The following table summarizes the restructuring costs and impairment charges by region included in operating income (loss) above:

	2009	2008	2007
Restructuring Costs:			
United States	**$ (32.6)**	$ (80.9)	$ (32.5)
Canada	**(5.7)**	—	(0.1)
	(38.3)	(80.9)	(32.6)
Europe, Middle East and Africa	**(36.4)**	(38.7)	(41.1)
Latin America	**(6.3)**	—	(5.1)
Asia Pacific	**(19.0)**	(0.7)	(7.2)
	$ (100.0)	$ (120.3)	$ (86.0)

	2009	2008	2007
Impairment Charges:			
United States	**$ —**	$ (129.9)	$ —
Canada	**—**	—	—
	—	(129.9)	—
Europe, Middle East and Africa	**—**	(169.5)	—
Latin America	**—**	—	—
Asia Pacific	**—**	—	—
	$ —	$ (299.4)	$ —

FOOTNOTE 20
LITIGATION AND CONTINGENCIES

The Company is involved in legal proceedings in the ordinary course of its business. These proceedings include claims for damages arising out of use of the Company's products, allegations of infringement of intellectual property, commercial disputes and employment matters, as well as environmental matters. Some of the legal proceedings include claims for punitive as well as compensatory damages, and certain proceedings may purport to be class actions.

The Company, using current product sales data and historical trends, actuarially calculates the estimate of its exposure for product liability. As a result of the most recent analysis, the Company has product liability reserves of $47.3 million as of December 31, 2009. The Company is insured for product liability claims for amounts in excess of established deductibles and accrues for the estimated liability as described up to the limits of the deductibles. All other claims and lawsuits are handled on a case-by-case basis.

In July 2007, the Company acquired all of the outstanding equity interests of PSI Systems, Inc. ("Endicia"), provider of Endicia Internet Postage. Endicia is party to a lawsuit against it alleging patent infringement which was filed on November 22, 2006 in the U.S. District Court for the Central District of California. In this case, Stamps.com seeks unspecified damages, attorneys' fees and injunctive relief in order to prevent Endicia from continuing to engage in activities that are alleged to infringe on Stamps.com's patents.

As of December 31, 2009, the Company was involved in various matters concerning federal and state environmental laws and regulations, including matters in which the Company has been identified by the U.S. Environmental Protection Agency and certain state environmental agencies as a potentially responsible party ("PRP") at contaminated sites under the Federal Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") and equivalent state laws.

In assessing its environmental response costs, the Company has considered several factors, including the extent of the Company's volumetric contribution at each site relative to that of other PRPs; the kind of waste; the terms of existing cost sharing and other applicable agreements; the financial ability of other PRPs to share in the payment of requisite costs; the Company's prior experience with similar sites; environmental studies and cost estimates available to the Company; the effects of inflation on cost estimates; and the extent to which the Company's, and other parties', status as PRPs is disputed.

The Company's estimate of environmental response costs associated with these matters as of December 31, 2009 ranged between $10.7 million and $26.9 million. As of December 31, 2009, the Company had a reserve equal to $15.5 million for such environmental response costs in the aggregate, which is included in other accrued liabilities and other noncurrent liabilities in the Consolidated Balance Sheets. No insurance recovery was taken into account in determining the Company's cost estimates or reserve, nor do the Company's cost estimates or reserves reflect any discounting for present value purposes, except with respect to four long-term (30 year) operations and maintenance CERCLA matters which are estimated at their present value of $9.9 million by applying a 5% discount rate to undiscounted obligations of $17.1 million.

Because of the uncertainties associated with environmental investigations and response activities, the possibility that the Company could be identified as a PRP at sites identified in the future that require the incurrence of environmental response costs and the possibility that sites acquired in business combinations may require environmental response costs, actual costs to be incurred by the Company may vary from the Company's estimates.

The City of Sao Paulo's Green and Environmental Office (the "Sao Paulo G&E Office") is seeking fines of up to approximately $4 million related to alleged improper storage of hazardous materials at the Company's tool manufacturing facility located in Sao Paulo, Brazil. The Company has obtained a stay of enforcement of a notice of fine due October 1, 2009 issued by the Sao Paulo G&E Office. The Company plans to continue to contest the fines.

Although management of the Company cannot predict the ultimate outcome of these legal proceedings with certainty, it believes that the ultimate resolution of the Company's legal proceedings, including any amounts it may be required to pay in excess of amounts reserved, will not have a material effect on the Company's consolidated financial statements.

In the normal course of business and as part of its acquisition and divestiture strategy, the Company may provide certain representations and indemnifications related to legal, environmental, product liability, tax or other types of issues. Based on the nature of these representations and indemnifications, it is not possible to predict the maximum potential payments under all of these agreements due to the conditional nature of the Company's obligations and the unique facts and circumstances involved in each particular agreement. Historically, payments made by the Company under these agreements did not have a material effect on the Company's business, financial condition or results of operations.

As of December 31, 2009, the Company had $59.4 million in standby letters of credit primarily related to the Company's self-insurance programs, including workers' compensation, product liability and medical.

COMMON STOCK PRICE PERFORMANCE GRAPH

The following common stock price performance graph compares the yearly change in the Company's cumulative total stockholder returns on its common stock during the years 2005 through 2009, with the cumulative total return of the Standard & Poor's 500 Index and the Dow Jones Consumer Goods Index, assuming the investment of $100 on December 31, 2004 and the reinvestment of dividends.



	2004	2005	2006	2007	2008	**2009**
Newell Rubbermaid Inc.	$100	$101.96	$128.09	$117.92	$46.69	**$ 73.83**
S&P 500 Index	$100	$104.91	$121.48	$128.16	$80.74	**$102.11**
DJ Consumer Goods Index	$100	$102.04	$117.26	$128.62	$95.57	**$118.37**

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's common stock is listed on the New York and Chicago Stock Exchanges (symbol: NWL). As of January 31, 2010, there were 15,383 stockholders of record. The following table sets forth the high and low sales prices of the common stock on the New York Stock Exchange Composite Tape for the calendar periods indicated:

	2009		2008	
Quarters	**High**	**Low**	High	Low
First	**$10.95**	**$ 4.51**	$25.94	$21.24
Second	**12.15**	**6.22**	24.08	16.68
Third	**16.10**	**9.79**	21.38	14.89
Fourth	**15.73**	**13.66**	17.59	9.13

The Company has paid regular cash dividends on its common stock since 1947. The Company paid a quarterly cash dividend of $0.21 per share for the year ended December 31, 2008. For the year ended December 31, 2009, the Company paid a quarterly cash dividend of $0.105 per share in the first quarter and $0.05 per share in each of the second, third and fourth quarters. The Company currently expects to pay quarterly dividends of $0.05 per share during the year ending December 31, 2010; however, the payment of dividends to holders of the Company's common stock remains at the discretion of the Board of Directors and will depend upon many factors, including the Company's financial condition, earnings, legal requirements and other factors the Board of Directors deems relevant.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Operating Income, Excluding Charges

	2007	2008	**2009**
Operating income as reported	$ 740.3	$ 200.8	**$ 574.9**
Add: Restructuring costs	86.0	120.3	**100.0**
Add: Impairment charges	—	299.4	**—**
Operating income, excluding charges	$ 826.3	$ 620.5	**$ 674.9**
Net sales	$6,407.3	$6,470.6	**$5,577.6**
Operating margin	12.9%	9.6%	**12.1%**

"Normalized" EPS

	2005	2006	2007	2008	**2009**
Diluted earnings (loss) per share from continuing operations, as reported	$ 1.48	$ 1.70	$ 1.72	$(0.18)	**$0.97**
Project Acceleration restructuring costs	$ 0.12	$ 0.17	$ 0.24	$ 0.31	**$0.26**
Convertible notes dilution	—	—	—	—	**$0.06**
Costs associated with the retirement of notes	—	—	—	$ 0.13	**$0.01**
Tax benefits	$(0.27)	$(0.36)	$(0.15)	$(0.10)	**—**
Non-cash impairment charges	—	—	—	$ 1.06	**—**
Other items, net	$(0.08)	—	—	—	**$0.01**
"Normalized" EPS	$ 1.25	$ 1.51	$ 1.81	$ 1.21	**$1.31**

BOARD OF DIRECTORS

Michael T. Cowhig
Chairman of the Board—Newell Rubbermaid Inc. and
Former President, Global Technical and Manufacturing—
The Procter & Gamble Company

Mark D. Ketchum
President and Chief Executive Officer—Newell Rubbermaid Inc.

Thomas E. Clarke
President of New Business Ventures—Nike, Inc.

Scott S. Cowen
President and Seymour S Goodman Memorial Professor
of Business—Tulane University

Elizabeth Cuthbert-Millett
Private Investor

Domenico De Sole
Chairman—Tom Ford International

William D. Marohn
Former President and Chief Operating Officer—Whirlpool Corporation

Cynthia A. Montgomery
Timken Professor of Business Administration—
Harvard University Graduate School of Business

Michael B. Polk
President—Unilever Americas

Steven J. Strobel
Chief Financial Officer—BlueStar Energy Services

Michael A. Todman
President—Whirlpool International

Raymond G. Viault
Former Vice Chairman—General Mills, Inc.

EXECUTIVE OFFICERS

Mark D. Ketchum
President and Chief Executive Officer

Hartley D. Blaha
President, Corporate Development

Paul G. Boitmann
President, Sales Operations and Global Wal-Mart

William A. Burke
Group President, Tools, Hardware & Commercial Products

Juan R. Figuereo
Executive Vice President and Chief Financial Officer

Jay D. Gould
Group President, Home & Family

G. Penny McIntyre
Group President, Office Products

J. Eduardo Senf
President, Newell Rubbermaid International

Gordon C. Steele
Senior Vice President, Program Management Office
and Chief Information Officer

John K. Stipancich
Senior Vice President, General Counsel and Corporate Secretary

James M. Sweet
Executive Vice President, Human Resources
and Corporate Communications

Theodore W. Woehrle
Senior Vice President and Chief Marketing Officer

FORWARD-LOOKING STATEMENTS

We discuss expectations regarding future performance, events and outcomes, such as our business outlook and objectives, in this annual report. All such statements are "forward-looking statements," and are based on financial data and our business plans available as of the date of this annual report, which may become out-of-date or incomplete. We assume no obligation to update any forward-looking statements as a result of new information, future events or other factors. Forward-looking statements are inherently uncertain and investors must recognize that actual results could be significantly different from our expectations. Risks and uncertainties that could cause results to differ from expectations are detailed in Item 1A in Newell Rubbermaid's Annual Report on Form 10-K for the year ended December 31, 2009, and in our other filings with the Securities and Exchange Commission.

SHAREHOLDER INFORMATION

Newell Rubbermaid is traded on the New York Stock Exchange under the symbol NWL. Additional copies of this annual report, Newell Rubbermaid's Form 10-K and proxy statement filed with the Securities and Exchange Commission, dividend reinvestment plan information, recent and historical financial data, and other information about Newell Rubbermaid are available without charge to interested stockholders upon request.

CONTACT INFORMATION

All requests and inquiries should be directed to:

Newell Rubbermaid Inc.
Investor Relations
3 Glenlake Parkway
Atlanta, GA 30328
(800) 424-1941
investor.relations@newellco.com
www.newellrubbermaid.com

ANNUAL MEETING OF STOCKHOLDERS

The annual meeting of stockholders will be held on Tuesday, May 11, 2010, at 9:00 a.m. ET at:

Newell Rubbermaid Inc.
Corporate Headquarters
3 Glenlake Parkway
Atlanta, Georgia 30328
Phone: (770) 418-7000

STOCKHOLDER ACCOUNT MAINTENANCE

Communications concerning the transfer of shares, lost certificates, dividends, dividend reinvestment, duplicate mailings or change of address should be directed to the Transfer Agent and Registrar:

Computershare Investor Services
P.O. Box 43036
Providence, RI 02940-3036
(877) 233-3006
www.computershare.com

This annual report should be read in conjunction with Newell Rubbermaid's 2010 annual meeting proxy statement and the 2009 Form 10-K. Copies of the proxy statement and Form 10-K may be obtained online at www.newellrubbermaid.com.

BRAND WEB DIRECTORY

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cardscan.com
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endicia.com
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Newell Rubbermaid Inc.
3 Glenlake Parkway
Atlanta, GA 30328
www.newellrubbermaid.com